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Electrocomponents plc Annual Report and Accounts 2008

The leading high service distributor to engineers worldwide



Electrocomponents plc RS radiospares RADIONICS ALLIED ELECTRONICS

We are the leading high service distributor to engineers worldwide

Our markets
Our business
Our strategy
Our people
Our performance



- We operate in 27 countries and a further 38 countries via distributors;
- We cover 90% of the World's GDP;
- We serve 1.6m customers around the World.

We know our customers...

We distribute over 450,000 electronic, electromechanical, and industrial components from around 2,500 suppliers under the trading brands of RS Components, Radiospares, Radionics and Allied Electronics.

Chairman's Statement



Helmut Mamsch
Chairman

Introduction

The Group has had a good year with sales growth of 5%, headline profit before tax of £96m, some 12% higher than last year and a strong cash flow of £75m. The UK Business grew sales for the second successive year and delivered higher profits whilst our International Business increased profit by around £6m. In addition, the gross margin has been stable for 18 months.

We are pleased with the benefits realised from EBS to date; in particular the increase in the Group's stock turn from 2.7 times last year to 2.9 times this year. We have maintained our focus on creating a lower cost infrastructure and our actions across many areas in the year have achieved a further £2.6m of annualised cost savings. We have met the £10m target we set in May 2005.

Strategy

The new strategic direction announced in May 2005 has contributed to the significant improvement in the Group's performance over the last two years. The Board has now reviewed the next stage in the implementation of the strategy and the output from this review is set out in the Strategy Update section of the Chief Executive's Review. This highlights the four drivers of future growth for the Business:

- Focus on fast growing international markets, which represent today more than 60% of the Group's revenue, whilst delivering a stable UK performance;
- Accelerate research and development and maintenance offer development;
- Exploit the full potential of e-Commerce;
- Leverage global infrastructure and increase operating margins.

Capital structure and dividend

In 2005 the Board announced that it would maintain the dividend for the following three years. For the full year to 31 March 2008 the dividend will be maintained at 18.4p per share, which is the final year of this three year commitment.

The Board has decided to pursue a policy in relation to future dividend payments and the Group's capital structure that ensures that shareholders receive a sustainable dividend that is able to grow progressively with earnings in the future, whilst delivering an efficient balance sheet and financial metrics that assist investors to value the business on its fundamentals.

The future dividend and capital structure policy has two main elements:

Ordinary dividends

The ordinary dividend for 2009 will be rebased to 11p per share, which would represent pay out ratios of 74% of headline earnings and 64% of free cash flow based on the 2008 financial results. The ordinary dividend will be paid in two instalments; an interim dividend of 5p per share payable in January 2009 and a final dividend of 6p per share payable in July 2009. The Board intends to pursue a progressive dividend policy once the earnings payout ratio reaches 65%.

Special dividends

It is proposed that a special dividend of 7.4p per share will be declared for payment in July 2009 in order to maintain the total dividend payment for the year ending 31 March 2009 at the current level of 18.4p per share.


Investor Centre

To sign up for e-communications visit: www.electrocomponents.com

The Group has a strong balance sheet with net debt to EBITDA of 1.2 times for the financial year. It is proposed that further returns should be paid over time based upon the performance of the business, the future investment needs of the Group, and the potential to progressively increase net debt. The Board has set a target gearing ratio for the Group of net debt being in a range of 1.3 to 1.8 times EBITDA.

People

To enable the business to meet its customers' expectations and improve results, we are reliant on the contribution and dedication of all our people. The work undertaken by our team in Allied, our North American business, to move to their new office and warehouse premises, deserves particular mention this year. On behalf of the Board, I wish to thank everyone for their hard work.

As we previously announced, Keith Hamill will be retiring at the Annual General Meeting after nine years on the Board. The Board is grateful for the broad contribution that he has made to the business over the years.

Paul Hollingworth has been appointed to the Board as a Non-Executive Director. Paul is a Director and Chief Financial Officer of Mondi Group, the integrated paper and packaging group. Previously, he was Group Finance Director of BPB plc and prior to that, of De La Rue plc and Ransomes plc. Paul brings a wealth of experience to the Board, including his strong international financial expertise.

Current trading and outlook

In the first eight weeks of the new financial year Group revenue has grown at around 2% year on year. The International business has grown revenue by around 5% and the UK business has declined by around 2%.

While being mindful of general macro economic conditions the Board believe that the Group will benefit from its strong competitive position and its clear strategy to drive future performance.

Helmut Mamsch
Chairman

Strategy Update

Chief Executive's Review

Strategic and financial progress
In May 2005, the Group refocused its strategy and defined three clear objectives:

- Focus on two customer groups: R&D engineers (EEM) and Maintenance engineers (MRO);
- Implement the Enterprise Business System (EBS) in Europe and Asia Pacific;
- Reduce the cost base by £10m p.a.

The implementation of the new strategy has proceeded well with the clearer focus on R&D engineers and Maintenance engineers supporting growth across the Group. The implementation of EBS in Europe and Asia Pacific is complete, benefits are being delivered and the £10m p.a. cost saving target has been met. Since 2006 headline operating profit has increased by £27m and free cash flow has increased by £48m.

The Group is an increasingly diverse business that operates in 27 countries directly and another 38 via distributors. 61% of sales now come from International markets. It sells to 1.6m customers worldwide who are based in a broad range of service and manufacturing industries.

Competitive position
The Group has now built a strong platform for growth. It has:

- Leading positions in growing markets for high-service distribution. The Group is the number one high-service distributor internationally having been the first to globalise its operations. It has delivered strong International sales growth of around 10% p.a. since March 2004;
- World-class global infrastructure and systems including a global e-Commerce platform, integrated systems, centralised purchasing and supplier management and global inventory, logistics and supply-chain management;
- Strong R&D, maintenance and e-Commerce customer propositions. The Group distributes the broadest range of technologies for R&D engineers and has the leading high-service offer for maintenance engineers worldwide. Our e-Commerce capabilities are leading edge, with 70 transactional web sites in 17 languages that are constantly developing in innovative new ways;
- A stable and profitable UK business.

Growth drivers
The Board has reviewed the strategy of the business going forward and has identified four key areas of focus that will drive future performance:

- Focus on fast growing international markets;
- Accelerate development of the Group's R&D and Maintenance offers;
- Exploit the full potential of e-Commerce;
- Leverage the Group's global infrastructure and increase operating margins.

Focus on fast growing international markets
There is significant growth potential in the three International regions of Asia Pacific, Continental Europe and North America. The greatest opportunity is in Asia Pacific where the Group is investing to accelerate future revenue growth with a particular focus on China.

Accelerate the development of the Group's R&D and maintenance offers
The Group is accelerating the expansion of its product range for R&D engineers, as well as deepening its relationship with select, world-class electronic suppliers. New industry-standard packaging options, at competitive prices, were recently introduced on over 40,000 products in the major markets of Europe and the UK. This expands the Group's customer base to a large potential market beyond R&D engineers to customers involved in prototyping and small batch manufacturing. The initial customer reaction to the launch has been positive.



Ian Mason
Group Chief Executive

To develop our offer to maintenance engineers the Group is focused on enhancing and more effectively promoting its ranges in high growth areas such as Process Control and Automation (PCA). Ranges in area[illegible]t value an extensive choice are being rationalised. The range of own brand products is being expanded to drive both sales and profitability and global product sourcing is increasing.

Exploit the full potential of e-Commerce

Although the catalogue remains an important channel for our customers, e-Commerce represents an opportunity to fundamentally enhance many aspects of our business model. Rapid growth of this channel has taken e-Commerce sales to 33% of Group revenue. e-Commerce enables the Group to more rapidly introduce new products, as it reduces the constraint of the traditional annual catalogue publication cycle. It enables the Group to offer a wider product range than is practical in a paper catalogue; an ability that has already been successfully exploited by selling the Group's US and Japanese extended ranges to UK and European customers.

Customers are being encouraged to switch to e-Commerce and as a result our ability to reduce off-line costs is increasing. In addition, e-Commerce is helping the Group form deeper relationships with key suppliers, for example by embedding supplier-generated content in the Group's site and providing links from supplier sites.

Leverage the Group's global infrastructure and increase operating margins

International growth is driving operating cost leverage through economies of scale and the exploitation of fixed costs within the Group's cost base. There is significant scope for the Group to achieve further operating cost leverage as the business expands. The Group's past investment in its EBS systems is now providing cost benefits in many areas, including inventory cost management and more sophisticated, targeted discounting. Additionally the Group is targeting further cost saving opportunities.

Performance framework

The Group has set a five year performance framework which includes a number of Key Performance Indicators.

	KPI's	2008
International sales growth	7%-10% p.a.	8%
International share of Group sales	70%	61%
UK Contribution	Stable	Increasing
Sales via e-Commerce	50%+	33%[1]
Underlying gross margin	Stable	Stable
Cost as % of sales[2]	Reducing	Reducing[3]
Capex	Below depreciation[4]	Below depreciation[4]
Return on Capital employed[5]	25%+	24%

[1] Exit rate
[2] International and Process costs
[3] Excluding the one off North American warehouse move costs
[4] Including amortisations
[5] Headline operating profit expressed as a percentage of net assets plus net debt



Ian Mason
Group Chief Executive

Electrocomponents plc is the leading high service distributor to engineers worldwide

Business Review

NATURE OF THE BUSINESS

Electrocomponents plc is the leading high service distributor to engineers worldwide. The Group operates in 27 countries and sells to most of the remaining countries of the world via third party distributors.

The Group satisfies the small quantity product needs of its customers who are typically research and development ('R&D') or maintenance engineers in business. A large number of high quality goods are stocked, which are dispatched the same day that the order is received. The average customer order value is generally less than £100 although the range of order values is wide. The Group has a large number of customers, around 1.6m, from a wide range of industry sectors with diverse product demands. This means that the Group manages tens of thousands of orders for customers across the World each working day.

STRATEGY

We have made good progress implementing our strategy with the focus on R&D and Maintenance engineers supporting the Group's growth.

The Group now has a strong platform for growth comprising leading positions in growing markets, world class global infrastructure, strong customer propositions and a profitable UK business. Following a review of the Group's strategy the Board has identified further key areas of focus with which to drive future performance. These are explained and discussed in more detail in the Chief Executive's Review.

STRENGTHS AND RESOURCES

Brands

The Group has a number of major brands. The most significant of these is 'RS' which is used all over the World, except in North America, France and Ireland where the 'Allied', 'Radiospares' and 'Radionics' brands are used respectively.

Geographic footprint

Our operating companies provide our high service level across countries, representing around 80% of the world's GDP. The Group's Distributors serve Eastern Europe, Russia, Southern Europe, the Middle East and South America and represent a further 10% of the world's GDP.

Customer relationships

We supply around 1.6m customers from a wide range of industrial sectors. We have relationships with both the end users who utilise our products and also with the companies for whom they work. Our customers are typically R&D and maintenance engineers.

Supplier relationships

The relationships with our suppliers are an important element in allowing us to maintain high standards of product availability for our customers. We purchase some 450,000 products from around 2,500 major suppliers throughout the World with increasing focus on global purchasing agreements. Our offer to R&D engineers is valuable to many of our suppliers, who would otherwise find the small order and immediate dispatch requirements of such customers difficult and costly to satisfy. Our relationships with our suppliers have developed further with an increasing number of successful joint customer facing promotions across many of our businesses.

e-Commerce

e-Commerce provides the Group with the ability to reach an increasingly broad customer base. e-Commerce is also enabling us to extend our on-line product offer; we now have the ability to launch new products on a daily basis and have implemented a new guided navigation search capability to ensure customers are able to find the exact product to



Simon Boddie
Group Finance Director

meet their needs. We are also increa[illegible] e merchandising as a tool to highlight to customers relevant pro[illegible] which is offering improved customer experience and revenue [illegible]

Employees

The skills and support from our employees is extremely important to the Group. During the year we employed around 5,700 employees worldwide. The geographic spread of our employees is: 1,800 in the UK, 1,300 in Continental Europe, 800 in North America, 1,000 in Asia Pacific and 800 in the Groupwide Processes.

As in previous years the number of our employees who are focussed on sales and marketing activities has increased.

Infrastructure

The Group recognises that the provision of a high service level is extremely important to our customers. Accordingly, over the last five years, we have invested in further improving the Group's infrastructure. Two particular areas stand out:

EBS: Since May 2007 all of our businesses in Europe together with our UK business have operated on a single integrated regional system. Likewise, our Asian business now operates from a separate integrated system which was completed during 2008.

Operating on these robust and integrated platforms enables us to drive sales, improve efficiency, share best practice and reduce our risk profile.

Facilities: As our businesses grow we continue to invest in larger warehouses. Most recently we have moved into a new warehouse and office facility in Allied, our North American business. This was in response to the more than doubling of the business's volumes over the last 5 years. This investment will support the business and its projected growth for the next 5 years.

Revenue growth

5%

OPERATING PERFORMANCE AND KEY PERFORMANCE INDICATORS

Operating performance

	2008	2007 (restated)[5]
Revenue	**£924.8m**	£877.5m
Gross margin	**50.2%**	50.5%
Contribution	**£203.2m**	£194.2m
Group Process costs	**(£85.1m)**	(£82.9m)
EBS costs	**(£14.4m)**	(£19.0m)
Headline operating profit	**£103.7m**	£92.3m
Interest (net)	**(£7.3m)**	(£5.9m)
Headline profit before tax	**£96.4m**	£86.4m
Headline earnings per share	**14.8p**	13.1p
Dividend per share	**18.4p**	18.4p

Key performance indicators

	2008	2007 (restated)[5]
Group revenue growth	**5.4%**	9.0%
International	**8.4%**	14.5%
UK	**0.9%**	1.9%
e-Commerce revenue share	**31%**	28%
Headline Group return on sales[1]	**11.2%**	10.5%
Headline EBITDA[2]	**£130.9m**	£120.2m
Free cash flow	**£75.0m**	£45.3m
Headline ROCE[3]	**24.0%**	21.2%
Stock turn (per year)	**2.9x**	2.7x
Revenue per head (£'000)[4]	**162**	161
Number of customers (millions)	**1.6**	1.5

[1] Headline operating profit expressed as a percentage of revenue
[2] Headline earnings before interest, tax, depreciation and amortisation
[3] Headline operating profit expressed as a percentage of net assets plus net debt
[4] Revenue on a like for like basis (2007 and 2008) adjusting for trading days and foreign exchange
[5] Catalogue costs: In light of proposed amendments to IAS 38, Intangible Assets, the Group's Directors have decided to make a voluntary change to the policy to write off catalogue production and print costs as they are incurred. This means that the 2007 results and balance sheet are restated, further detail is provided in note 27 to the Group accounts

Business performance
Headline profit before tax has increased by £10.0m (11.6%). The main contributors to this performance were growth of o[illegible] and UK (£3.3m) businesses and reducing EBS costs (£4.6m). Partially offsetting these improvements, Process costs and interest costs increased by £2.2m and £1.4m respectively.

At constant foreign exchange rates (principally adjusting for the strengthening Euro), the headline profit before tax has increased by 10.7%.

Our International Business has increased its contribution principally due to continued strong sales growth. The UK Business's contribution improved as sales grew for the second successive year and strong operating leverage reduced operating costs by nearly 1% point as a percentage of revenue.

Process costs, as a percentage of revenue, reduced by 0.2% points, again demonstrating the cost leverage capability of the business.

EBS costs were reduced with the completion of the implementations in Europe and Asia Pacific early in the financial year.

Headline profit before tax up

12%

e-Commerce
e-Commerce is a key enabler for many of our initiatives. It allows the Group to make a very wide range of products available globally at lower cost. During the year, the UK, European and International Distributor network websites were replaced with significantly updated and improved new sites. These have provided immediate benefits for our customers including:

- an improved intuitive search and browse solution;
- the provision of information on local product availability and pricing;
- the capability to introduce new products and information on a daily basis.

Customer reaction has been positive. The equivalent new sites were successfully launched across our Asia Pacific business in April.

e-Commerce revenue growth has been strong at 16%. From its start in the UK in 1998, this highly effective and customer oriented channel has now grown to nearly a third of the Group's revenue for the year, with an exit rate of 33% in March. This includes a 64% revenue share in Japan, 37% in the UK and 35% across Europe.

Gross margin
All the Group's regions have recorded increased gross profit. Group gross profit was up from £443.5m last year, to £464.7m this year.

The Group's gross margin has been stable for the last 18 months. The gross margin has benefited from the actions taken across the Group to reduce product costs including rationalisation of the maintenance range, own brand growth and extending Far East sourcing.

Operating costs
The Group's management continues to focus on controlling operating costs which reduced as a percentage of revenue by 1.1% points after adjusting for the North American premises move.

During the year, further actions have been undertaken to realise some £2.6m of annualised cost reductions. These actions have been applied across many areas of the business and included headcount, logistics, and catalogue cost savings with the associated reorganisation costs totalling £1.0m.

Cumulative cost savings now stand at £10.2m: exceeding the £10m annualised target set in May 2005.

Cash flow and net debt
The Group's free cash flow improved significantly during the year, up to £75.0m. This is a £29.7m improvement on the previous financial year. This was due to higher profits together with other significant activities during the year. These activities included the delivery of EBS benefits which provided improved stock management in Europe and the UK and resulted in increased stock turn. In addition, capital expenditure on EBS and the North American warehouse were lower this year.

Net debt was £151.1m at 31 March 2008, £14.9m higher than last year with interest cover remaining high at 14x. Net debt to EBITDA was 1.2x. The pension deficit (net of deferred tax) fell by £5.2m to £23.9m.

Free cash flow £75m

66% increase

INTERNATIONAL

	2008	2007 (restated)
Revenue	**£566.8m**	£521.3m
Revenue growth	**8.4%**	14.5%
Gross margin	**48.5%**	48.7%
Operating costs % of revenue	**(30.5%)**	(30.2%)
Contribution	**£102.3m**	£96.6m
% of revenue	**18.0%**	18.5%

The International business is increasing its share of the Group, now representing over 60% of the Group's revenues. The International business comprises Continental Europe (56% of revenue of the International business), North America (29%) and Asia Pacific (15%).

Gross margin was stable during the year. The business again demonstrated operating cost leverage with costs (after adjusting for the North American office and warehouse move) as a percentage of revenue reducing by 0.1% points from the previous year.

Continental Europe

	2008	2007 (restated)
Revenue	**£316.2m**	£287.5m
Revenue growth	**5.7%**	10.1%
Contribution	**£71.0m**	£65.1m
% of revenue	**22.5%**	22.6%

The Continental Europe business comprises eight separate businesses. France, Germany and Italy are the largest which in total make up about 75% of the region's revenue. The five smaller businesses are Austria, Benelux, Ireland, Scandinavia and Spain. Our regional presence and high service levels across Europe are supported by 12 locally priced catalogues and web sites. We have, in total, 40 web sites across Europe including our distributor network. We supply our customers through seven warehouses across the continent.

The European region grew revenue by around 6%. All eight of the operating companies grew during the year with the Benelux and Spanish businesses performing particularly well, growing at over 10%.

Much of the revenue improvement derived from continued development of Group and local customer driven initiatives. Examples of these include increased new product introductions, the development and roll out of a regional strategy for better support and service to larger customers, increased joint supplier initiatives and realigned sales structures in some of the larger operating companies.

North America

	2008	2007 (restated)
Revenue	**£163.3m**	£157.2m
Revenue growth	**10.4%**	21.8%
Contribution	**£22.0m**	£23.4m
% of revenue	**13.5%**	14.9%

Allied, the Group's North American business, continued to perform well, growing revenue at over 10% during the year whilst also moving to its new premises. This performance is all the more impressive since this is the fourth successive year that the business has grown revenue at double digit rates. Much of this performance has been driven by the business's extensive local presence: with 55 local sales offices across North America.

As a result of the sustained and strong sales growth the business was close to using all of its local warehouse capacity. The Group therefore approved the construction and move to significantly larger premises. This move was successfully managed through the year and involved the transfer of over 100,000 products in an eight week window whilst still shipping over 9,000 lines a day and maintaining 90+% service levels.

The business has developed a successful growth strategy which is based upon its local branch network and joint campaigns with key suppliers. In the period additional sales heads were added and the business had a successful supplier expo in November 2007 with over 100 vendors attending.

Gross margin has declined slightly due to changing product sales mix. The underlying contribution, adjusting for the impact of the weakening of the US Dollar (£1.3m) and the one-off warehouse and office move (£1.5m), increased by £1.4m (6%).

We are continuing to evaluate the roll out of EBS in Allied.

Asia Pacific

	2008	2007 (restated)
Revenue	**£87.3m**	£76.6m
Revenue growth	**15.2%**	17.3%
Contribution	**£9.3m**	£8.1m
% revenue	**10.6%**	10.6%

The region's continuing strong growth confirms our confidence in the potential of this business.

The Group now has a strong presence in Asia Pacific, operating businesses in ten countries together with a network of distributors servicing customers in other markets across the region.

The Group employs around 1,000 staff in Asia Pacific, with seven warehouses which stock in excess of 70,000 product lines with a next day offer to customers. Local language catalogues and web sites are available including Japan and China. The Chinese catalogue has a distribution in excess of 70,000. In China we employ around 400 staff with six sales offices across the country.

Within Asia Pacific, all regions have delivered revenue growth with the strongest performance being in China which has grown at over 35% as the strengthened management team have driven customer acquisition. In Japan, e-Commerce now accounts for 64% of revenue. In South Asia, the business has been successful in targeting growing sectors while in Australia major accounts have significantly contributed to growth.

In April 2008, the business's web site offer was upgraded in line with the new offer enjoyed by customers in Europe and the UK from January 2008.

During the year, additional overhead investments were made in key markets and regional infrastructure to accelerate future growth which led to the stable market contribution as a percentage of sales.

UK

	2008	2007 (restated)
Revenue	**£358.0m**	£356.2m
Revenue growth	**0.9%**	1.9%
Gross margin	**53.1%**	53.3%
Operating cost % of revenue	**(24.9%)**	(25.9%)
Contribution	**£100.9m**	£97.6m
% of revenue	**28.4%**	27.4%

This is the UK's second successive financial year of revenue and contribution growth.

The Business has continued implementing the Group strategy with its R&D Sales Division now fully operational and providing customer facing support. The Process Control and Automation product group has continued to grow strongly and the focus on selected target customer accounts has proved successful.

The Business's revenue growth together with effective cost management have both contributed to a significant improvement in operating cost leverage evidenced by the 1% reduction in operating costs as a percentage of revenue for the year.

China sales growth rate %



40%
35%
30%
25%
20%
15%
10%
5%
2003
2004
2005
2006
2007
2008

EBS integrated platforms across
- UK, Continental Europe
- Asia Pacific

Stock turn improved to
2.9 times

EBS

	2008	2007
EBS Costs	**£14.4m**	£19.0m

The roll out of EBS in both Europe and Asia Pacific is now complete. By the year end, a single integrated regional system supported all our businesses across continental Europe and the UK and likewise across Asia Pacific.

The benefits to our European and Asia Pacific businesses of operating on their respective integrated platforms continue to be realised. This has shown itself in many areas, including more tailored customer discounting through to improved operating efficiencies in our businesses.

EBS costs have reduced by some £4.6m to £14.4m. This reduction in costs is due to significantly lower implementation costs as the roll out to operating companies within the two regions have come to an end.

For the year ending 31 March 2009 EBS costs will not be separately disclosed and the ongoing costs of depreciating the EBS assets, of around £13m, will be included within Process costs.

PROCESSES

	2008	2007
Process costs	**£85.1m**	£82.9m

The Processes support our operating companies by ensuring that they have the products, infrastructure and expertise to provide consistently high service levels around the World. The costs have reduced year on year as a percentage of revenue by 0.2% points.

Information systems
Information Systems supports and develops the enterprise system applications that are required by the Group. It enables the businesses to deliver sales growth and cost reductions by better exploiting our powerful EBS platform.

Supply chain
The Supply Chain process is responsible for all the logistics surrounding product supply and the management of stock levels.

Its dual objectives have been to maintain high levels of customer service whilst exploiting the regional planning capabilities provided by EBS.

The benefits of this latter objective have become increasingly clear as the Supply Chain has exploited the new capabilities provided by EBS and improved stock turn from 2.7 to 2.9 times during the year.

Product management
Product Management selects and purchases some 450,000 distinct products around the world.

During the year, Product Management increased the number of products in the electronics product portfolio and further rationalised the Maintenance range. Global sourcing activity increased with a growing proportion of products sourced via the Group's Asia sourcing operation.

Media publishing
The Media Publishing Process designs and produces the Group's publications and associated content for e-Commerce. During the year the team upgraded the Group's catalogue production systems providing efficiency gains, enabling the introduction of an enhanced continuous publishing capability and parametric search capability to the European websites.

CAPITAL STRUCTURE

At the year end, net debt of £151m comprised gross borrowings of £179m (currency split: £86m in US Dollars, £35m in Euros, [illegible], £2m in Sterling and the balance of £17m in other currencies), and financial assets of £28m (currency split: £20m in Sterling, £5m in Euros and the balance of £3m in other currencies). This currency mix is to manage the hedging of translation exposure, interest differentials and tax efficiency. The peak net borrowing during the year was £188m. In addition, the pension deficit (net of associated deferred tax) was £23.9m at 31 March 2008.

The Group's main sources of debt are a syndicated facility for US$120m and £110m from nine banks, a syndicated facility for £63.5m from three banks and a bilateral facility for £12.5m from one bank all maturing in February 2010. The bilateral facility was added during the year. Since the year end the Group has added a further facility of £25m.

TAXATION

The Group's effective tax rate is 33% of profit before tax which is 1% point lower than the rate in the prior year. This reduction is principally due to the lowering of local tax rates in some of the territories within which the Group operates and improved utilisation of overseas' tax losses as such entities become more profitable. The Group's current 33% tax rate includes the effect of a significant, and ongoing, increase in the deferred tax liability due to the tax amortisation of overseas goodwill. This deferred tax liability is not expected to crystallise in the foreseeable future. This, together with the differing timing of payments, results in the cash tax rate at 24% of profit before tax being significantly lower than the effective tax rate of 33%.

PENSION

The Group has defined benefit schemes in the UK, Ireland and Germany. All these schemes are now closed to new entrants. Elsewhere (including the replacement schemes in the UK and Ireland), the schemes are defined contribution.

Under IAS 19, the combined deficit of the defined benefit schemes was £30.0m at 31 March 2008.

The most recent valuation of the UK defined benefit scheme was carried out as at 31 March 2008. This disclosed a gross deficit of £21.8m. This deficit is £10.1m lower than at the previous year end. The principal reason for this improvement has been the recent higher discount rates.

To eliminate the deficit, based on the assumptions used in the valuation as at 31 March 2004, the Group has made additional annual payments to the scheme.

As part of the formal triennial valuation of the pension scheme at 31 March 2007, which has been agreed in principle with the Trustees of the scheme, the Group considered the prospective future cost and volatility of the UK defined benefit scheme structure. This has led to the Group concluding a consultation, on 3 April 2008, with the membership of the scheme over a number of proposed changes. These changes are designed to reduce the cost and volatility of maintaining the UK defined benefit scheme going forwards and are intended to apply from June 2008.

RISKS

Electrocomponents has well established risk management procedures for the identification, assessment and management of risks to the Group's business objectives.

The Board and Group Executive Committee receive regular reports covering risks and mitigating actions arising from external factors, key dependencies, project delivery and corporate responsibility factors. Our key business risks are as follows:

Macro economic environment

Slowdown in economic growth in key markets presents uncertainties for the business, however underlying growth potential in international markets continues to be positive.

Our business model is broad based. We provide a range of 450,000 products to 1.6 million customers globally, with an average order value of approximately £100. The sustained growth achieved by our international business operating directly in 26 countries now represents over 60% of Group revenue. This growth has progressively reduced our historic key market dependency and further strengthens the inherent resilience of our business model.

Business Review
continued

By exploiting investments in new capabilities such as in our new small batch production offer and e-Commerce developments, we are well placed to continue to deliver business success. We closely monitor relevant intern[illegible]ors, and remain vigilant in anticipating wider macro economic trends.

Group strategy implementation
The risk is that the Group Strategy does not deliver sustainable business growth and profits. Factors that could influence the successful delivery of strategic objectives and timelines include macro economic uncertainties in key markets and our ability to deliver and support new, relevant and competitive customer offers and services.

Processes to drive Strategy success and to manage the significant risks include dedicated customer focussed teams to support the continual improvement of the ranges for R&D and maintenance engineers and supporting services, and detailed analysis of customer needs and feedback to ensure the offer remains relevant and competitive. The Group Executive Committee dedicates significant time to ensuring sufficient resources are available to deliver timely and effective actions to support the Strategy.

Pricing
Effective market pricing is central to the success of our business strategy. The risk is that inappropriate pricing or excessive discounting will undermine our customer offer and reduce gross profit and margin unnecessarily.

To effectively address these risks, we have robust pricing frameworks in place to respond quickly to market and competitor pricing developments. These processes ensure our customer communications pricing and service offers are both effective and relevant.

Comprehensive business processes are in place to ensure the close management of all elements of gross margin.

People
The expertise, commitment and support of our employees is central to our continued business success. Ensuring we maintain the right mix of skills, knowledge and experience to support a high performing organisational culture are key on-going challenges for the business.

We continuously seek to supplement our existing capabilities by both attracting new talent and by developing our employees. To ensure we remain an attractive place to work, we monitor employee views via regular surveys, market test our reward packages to maintain competitiveness with the external market, and provide an environment for our employees to further their personal development.

Formalised succession planning processes are in place at senior levels to build and deepen our organisational capabilities, whilst reducing our key person dependencies. High potential employees benefit from established career development programmes.

IT and communication
The introduction of an integrated data network and infrastructure across our European and Asian businesses has significantly improved our organisational risk profile, providing more major business benefits, resilient infrastructure and region wide disaster recovery provision.

An integrated data network and infrastructure does introduce region wide dependencies on common systems solutions. To address this risk, we have concentrated on systems stabilisation activities, the development of our systems knowledge and experience, and the implementation of comprehensive incident management and business continuity planning processes.

As we have moved to systems stabilisation, our risk mitigation plans have focussed on the development of our e-Commerce capabilities, the reduction of communications and telephony risks, and maintenance of the highest standards of protection against external data and systems threats such as viruses and hacking.

Foreign exchange rates
The geographic spread of the Group means that its financial results can be affected by movements in foreign exchange rates. The Group has significant operations both in Europe and North America. Hence, by the way of example, a 10 cent weakening of both the Euro and US Dollar currencies against Sterling would create a translation exposure and reduce the Group's annual profit before tax by about £3m and £1m respectively.

The Group has a significant proportion of its borrowing denominated in Euros and US Dollars, which provide a hedge against the Group's European and North American investments.

CORPORATE SOCIAL RESPONSIBILITY

Management and business condu[illegible]

We are committed to sound Corpo[illegible] policies and practices as an integral part of our business model. We believe that the progressive alignment of our values and strategy with responsible and ethical business policies and practices helps enhance competitiveness and is a driver for sustainable growth and business success.

The Board takes regular account of CR matters in the business of the Group; the Group Chief Executive being the Board Director responsible for CR, health and safety and environmental matters at the Board.

Our Group Policy Manual defines our core values and principles we apply in dealing with our customers, suppliers and other stakeholders. The Manual also covers protecting our assets, competition law and conflicts of interest. We issue the Manual to our management population across the Group who must individually confirm receipt and ensure that employees are briefed on the contents. We have an independently operated "whistle-blowing" hotline which allows employees to report matters of concern "in confidence".

The Group is a member of the FTSE4Good index and participates in the Carbon Disclosure Project. In 2008, Corporate Knights Inc., with Innovest Strategic Value Advisors Inc. placed Electrocomponents as one of their Global 100 most sustainable corporations.

Customers and suppliers

The responsible selling, marketing and provision of product safety information to our customers are key elements of our business model. All suppliers are informed of our CR principles. All our direct suppliers in countries of concern undergo periodic audit by our regional sourcing teams using Ethical Trade Initiative guidelines, with 12% of direct suppliers being audited during the year.

Our customer service ethic is a core element of our strategy and business proposition, with 96% of our Group by turnover certificated to the ISO9001 Quality Management Standard.

Employees

We are committed to promoting and maintaining a working environment where employees are valued and respected, where there is equality of opportunity and where individual talent is recognised. The Report of the Directors sets out our approach.

Environment

Our most significant environmental impacts are the carbon emissions due to the consumption of energy in our facilities, the use of paper in our printed catalogues, waste management, packaging consumption and water use. We use key performance indicators (KPI's) to assess and monitor the environmental performance of our sites and businesses. These KPI's index the relevant environmental impact with respect to sales value.

During the year we issued a new Group Environmental Policy Statement which commits us to identifying and managing the key environmental impacts associated with our activities. Our focus will be on promoting greater efficiency in energy consumption, paper and packaging.

To support our policy, we will be extending ISO14001 Environmental Management Systems certification in more of our businesses. This includes a programme to ensure all our UK facilities are ISO14001 certified, and we are considering plans to certify a further five international sites by 2010. Currently 53% of our workforce is employed in ISO14001 certificated operations.

In 2007 we also upgraded the processes we use to gather and report environmental data to cover all our sites worldwide. As a result we report apparent increases in environmental impact in a number of areas.

We report below on our environmental impact for the 2007 calendar year. Where possible we have restated the 2006 data to reflect improved reporting and coverage.

Emissions

The reported CO_2 emissions due to energy used at our premises per unit of sales increased by 1.5% for the 2007 calendar year. This increase was due to the parallel operation of the old and new Fort Worth warehouse and office facilities during the relocation of our North American business.

Excluding the effect of the Fort Worth business relocation, the underlying trend in CO_2 emissions per unit of sales were reduced by 6.9%. The improvement was driven by the move to the new technology platform allowing for the decommissioning of redundant server equipment and data centres in Europe and the UK, and by the closure of older less efficient facilities such as the Turin trade counter.

Emissions KPIs

	To[illegible]ions (Tc[illegible]		Total Emissions (Tonnes CO_2) per £m revenue	
	2007	2006	**2007**	2006
CO_2 due to energy use*	**22,388**	20,616	**24.3**	23.9

* includes CO_2 due to electricity (Country specific CO_2 factors. 2006 data restated accordingly), natural gas and fuel oil use

Paper

With the support of our pulp suppliers and printers, we have sought to progressively reduce the carbon footprint of our paper catalogue production over the past four years. By introducing refinements to the grades of paper used and improvements to binding and covers over this period, we have managed to increase the number of catalogues printed by 8% whilst reducing the tonnage of paper consumed by 11%. This produces greater distribution efficiencies, cost savings and reduced emissions.

All the pulp for our European and Asian catalogues is sourced from either Forestry Stewardship Council (FSC) or PEFC accredited forests, with all the printing carried out by ISO14001 certificated facilities. From October 2008, all our European and Asian catalogues will carry FSC and PEFC "chain of custody" accreditation marks.

Our customer packaging is the subject of a working group which aims to reduce the quantity of packaging sent on our deliveries to customers, whilst ensuring customer orders are properly protected against damage. This will also provide customers with the necessary information to ensure they are able to increase the reuse and recycling of packaging as appropriate.

Waste

The upgrade of our environmental reporting processes during 2007 has enabled us to capture more accurate data concerning our waste management performance. As a result apparent levels of waste generation increased during the year.

Some 75% of our waste was recycled in 2007 with a number of challenging initiatives launched across the business including, for example, the removal of desk bins in the UK business and their replacement with recycling points.

Waste KPIs

	Total Waste (Tonnes)		Total Waste (Tonnes) per £m revenue	
	2007	2006*	**2007**	2006*
Total waste	**2,070**	1,421	**2.1**	1.6
Recycling	**1,545**	1,270	**1.7**	1.5

* Year on year comparisons are not fully valid due to upgraded 2007 data collection processes

Water

Apparent water consumption increased in 2007, however the increase was principally due to the commissioning and parallel operation of our new Fort Worth facility.

The increase in water consumption in North America had been anticipated, and was linked directly to Allied Electronics moving into its new office and warehouse facilities. Activities such as landscaping, cleaning and testing of warehouse fire protections led to significant one-off additional increases. Excluding the effect of the second North American site, there was a reduction in 2007 of water consumption per unit of sales of 1.1%.

Water KPIs

	Total Water Consumption (m^3)		Water Consumption (m^3) per £m revenue	
	2007	2006	**2007**	2006
Total water use*	**52,008**	40,972	**56.4**	47.5

* Year on year comparisons are not fully valid due to upgraded 2007 data collection processes

Health and safety

The Group Executive Committee receives health and safety reports on a quarterly basis, and the Group Chief Executive reports to the Board on health and safety matters at least annually. Our health and safety management processes are based on the application of risk management techniques and on Occupational Health & Safety Standard OHSAS18001, with our health and safety performance presented by financial year.

During 2008 we made further progress in health and safety performance, with businesses successfully delivering a wide range of health and safety objectives, with reductions in accident rates at many locations.

The total number of accidents reporte[illegible]m across the Group fell relative to 2007, with the "All Accident" rate improving b[illegible] [illegible]lthough the "lost time" accident rate remained relatively static. The total number [illegible] [illegible]ployee[illegible] [illegible]e to injury at work totalled 570 days, or 0.044% of working hours.

Health and safety KPIs

	2008	2007
Lost time accidents* per 100,000 hours worked	**0.35**	0.33
All accidents per 100,000 hours worked	**3.04**	3.39

* Lost time accidents are those where the employee is off work for at least 24 hours

The most common causes of accidents are manual handling activities, followed by slips, trips and falls. Our UK business has championed the use of behavioural safety techniques to support safety training in higher risk activities, and these lessons are being applied across the Group.

The numbers of employees attending health and safety training during the year increased by 11.5%, and a drive on reporting "near miss" accidents, were significant factors in addressing accident performance.

We continue to support the reduction of safety risk at our facilities by targeted investments, including for example the removal of the last cooling towers in the Group to significantly reduce Legionella risk, the investment in new lift trucks at our main warehouse sites, and the introduction of increased mechanisation and use of labour saving equipment to reduce manual handling injuries.

Verification

Electrocomponents evaluates its CR policies and performance as part of its risk management and internal audit processes. Those locations accredited to ISO9001, ISO14001 and OHSAS18001 have regular audit by external agencies.

Our environmental reporting processes and data are reviewed by our Operational Audit Department, and our Group Risk Manager works with external consultants to review and, where appropriate, verify our environmental key performance indicators.

We consider that these procedures provide a reasonable level of assurance that our non-financial key performance indicators are free from material misstatement. Whilst we have considered the potential for further external verification of the Group's CR performance we have decided that currently we will limit this to external professional advice on specific matters as required.

Board of Directors

1. Helmut Mamsch
Chairman
Helmut Mamsch, 63, joined as Chairman Designate in September 2006 and took over as Chairman in October 2006. He is a Non-Executive Director of both GKN plc, and Sappi Ltd (South Africa). Until 2007, he was Non-Executive Deputy Chairman of Logica CMG plc and a member of the Supervisory Board of K+S AG. He was formerly a Non-Executive Director of RMC Group plc and a Management Board member of VEBA AG (now E.ON.AG).
(Chairman of the Nomination Committee) (a)

2. Ian Mason MBA
Group Chief Executive
Ian Mason, 46, joined the Group in February 1995 as Director of Business Development. He was appointed to the Board of Directors in July 2000 as Chief Operating Officer and was appointed Group Chief Executive in July 2001. Previously he worked for The Boston Consulting Group. In November 2007 he was appointed as a Non-Executive Director of The Sage Group Plc. *(Chairman of the Group Executive Committee) (b) (c)*

3. Simon Boddie MA ACA
Group Finance Director
Simon Boddie, 48, joined as Group Finance Director in September 2005 from Diageo plc. He joined Diageo in 1992 where he held a variety of senior finance positions, latterly as Finance Director of Key Markets.
(Chairman of the Treasury Committee) (b) (c)

4. Leslie Atkinson MA D.Phil
Non-Executive Director
Dr Leslie Atkinson, 64, joined as a Non-Executive Director in July 2000, having spent most of his career with BP where he became Chairman of BP Asia Pacific. He has also been a member of the UK Government's Central Policy Review Staff, Vice President of the Chamber of Shipping and served on the Board of the Securities and Futures Authority. His other Non-Executive Directorships include AEA Technology plc, Samworth Brothers (Holdings) Ltd and Witan Pacific Investment Trust plc.
(Chairman of the Remuneration Committee) (a) (d) (e)


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5. Timothy G Barker MA

Senior Non-Executive Director

Timothy Barker, 68, joined as a Non-Executive Director in July 2000. From 1998 until his retirement in 2000, he was a Vice-Chairman of Dresdner Kleinwort Benson and from 1993 of Kleinwort Benson Group plc. In the mid-1980s he was Director General of the City Panel on Takeovers and Mergers. He is a Non-Executive Director of Drax Group plc. *(Chairman of the Audit Committee) (a) (d) (e)*

6. Keith Hamill BA FCA

Non-Executive Director

Keith Hamill, 55, joined as a Non-Executive Director in July 1999. He is Chairman of Tullett Prebon plc, Alterian plc and Travelodge Limited and Deputy Chairman of Collins Stewart plc. He was previously Chairman of Go Fly, was Finance Director of WH Smith, Trust House Forte and United Distillers, and was a partner in Pricewaterhouse Coopers. He is Deputy Chancellor of Nottingham University. *(a) (d) (e)*

7. Paul Hollingworth

Non-Executive Director

Paul Hollingworth, 48, joined as a Non-Executive Director in May 2008. He is Chief Financial Officer of Mondi Group, the integrated paper and packaging group. Previously, he was Group Finance Director of BPB plc and prior to that Group Finance Director of De La Rue plc and Ransomes plc. *(a) (d) (e)*

8. Rupert C Soames

Non-Executive Director

Rupert Soames, 49, joined as a Non-Executive Director in July 2007. He is Group Chief Executive of Aggreko plc. Previously he was Chief Executive of the Banking and Securities Division of Misys PLC and a non-executive Director of Baggeridge Brick plc. *(a) (d) (e)*

9. Ian Haslegrave LLB ACIS

General Counsel and Company Secretary

Ian Haslegrave, 39, joined the Company in September 2006 from Viacom Outdoor Limited where he was International Legal Director. Previously he worked at United Biscuits Limited and Freshfields Bruckhaus Deringer. *(b)*

a – member of the Nomination Committee
b – member of the Treasury Committee
c – member of the Group Executive Committee
d – member of the Remuneration Committee
e – member of the Audit Committee


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The Directors present their report on the affairs of the Group together with the audited accounts for the year ended 31 March 2008.

Principal Activity and Business Review
The principal activity of the Group is the distribution of electronic, electrical and industrial and commercial supplies and services, through its 27 operating companies and its distributors. Significant events which occurred during the year are detailed in the Chairman's statement, the Group Chief Executive's review, and the Business Review shown on pages 3 to 15. The Business Review is incorporated by reference into, and forms part of, this Directors' Report.

Results and Dividends
Results for the year are set out in the income statement on page 30. An analysis of revenue, profit and net assets by activity is shown in note 2 on pages 39 and 40.

The Directors recommend a final dividend of 12.6p per ordinary share, to be paid, if approved, on 25 July 2008 which, together with the interim dividend of 5.8p per share paid in January 2008, amounts to a total dividend of 18.4p for the year ended 31 March 2008 (2007: 18.4p).

Corporate Governance
In respect of the year ended 31 March 2008, the Company has been subject to the provisions of the Combined Code on Corporate Governance published in July 2003 and revised in June 2006 (the "Combined Code"). Section 1 of the Combined Code establishes 17 main principles and 26 supporting principles of good governance in four areas: Directors; Remuneration of Directors; Accountability and Audit and Relations with Shareholders. The following three sections explain how these principles were applied. A detailed report on Directors' Remuneration can be found on pages 24 to 28.

Directors and Directors' Independence
As at 31 March 2008 the Board comprised the Chairman, who is part-time, two Executive Directors and four independent Non-Executive Directors, one of whom, (Keith Hamill) will retire at the forthcoming Annual General Meeting. Since the year end, Paul Hollingworth has been appointed to the Board as a Non-Executive Director. The Board is collectively responsible for the performance of the Company. The Board has carefully considered the guidance criteria on independence of Non-Executive Directors under the Combined Code. In the opinion of the Board, all the continuing Non-Executive Directors bring independence of judgement and character to the Board and to the committees on which they sit, and are independent of management and free from any business or other relationships which could interfere with the exercise of their judgement.

Biographical details of the Directors at the date of this report are set out on pages 16 and 17, together with details of their membership of Board Committees. Brief details of the Chairman, the Group Chief Executive and the Senior Independent Director are set out on pages 19 and 20.

Directors' interests in the shares of the Company are shown on pages 20 and 28.

The Board has a formal schedule of matters reserved for its approval. It is responsible for the overall Group strategy and the approval and review of major investment proposals. The Board discusses and agrees strategic plans, reviews forecasts and evaluates Group and subsidiary performance. Other day-to-day operational decisions are delegated by the Board to the Group Executive Committee.

Directors are encouraged to update their skills, knowledge and familiarity with the Group by attending external seminars and briefings, through participation at meetings and through visits to operating units, both in the UK and overseas, as well as by receiving presentations from senior management. The Directors are regularly updated on new legislation, including training during the year on the new directors' duties brought in by the Companies Act 2006. Directors are given access to independent professional advice at the Group's expense, if they deem it necessary in order for them to carry out their responsibilities. This is in addition to the access that every Director has to the Company Secretary. The Company has continued to secure appropriate insurance cover for its Directors and its officers.

Retirement by Rotation and New Appointment
Keith Hamill wishes to retire at the forthcoming Annual General Meeting and will not be seeking re-election.

Tim Barker will retire by rotation at the forthcoming Annual General Meeting in accordance with the Company's Articles of Association and, being eligible, is offering himself for re-election. Tim Barker does not have a service contract. On the expiry of Tim Barker's second three year term as a Non-Executive Director his performance was subject to a particularly rigorous review by the Board. Following a formal performance evaluation, the Chairman confirms that the performance of Tim Barker as Non-Executive Director continues to be effective and that he demonstrates commitment to the role.

Rupert Soames was appointed as a Non-Executive Director on 13 July 2007. Rupert Soames is therefore standing for formal election at the forthcoming Annual General Meeting.

Paul Hollingworth was appointed as a Non-Executive Director on 1 May 2008. Paul Hollingworth is therefore standing for formal election at the forthcoming Annual General Meeting.

Board Committees

The Board has a number of standing committees consisting of certain Directors, and in the case of the Group Executive Committee and Treasury Committee, certain senior managers, to which specific responsibilities have been delegated and for which written terms of reference have been agreed. These terms of reference are available for inspection on the Company's website. Membership of the various Committees, including the Chairman of each Committee, is shown on pages 16 and 17 . The Board formally receives minutes of meetings of all its committees and can request presentations or reports on areas of concern.

THE GROUP EXECUTIVE COMMITTEE consists of the Executive Directors and certain senior managers with Operating Company and Process responsibilities. The Committee meets monthly and manages the day-to-day activities of the Group. The Board has delegated the following responsibilities to the Group Executive Committee: the development and recommendation of strategic plans for consideration by the Board; the monitoring of the operating and financial results against plans and forecasts; and the development of risk management and control procedures. The Board reviewed succession planning for members of the Committee in July 2007.

THE AUDIT COMMITTEE consists of all the Non-Executive Directors and meets at least three times a year and more frequently if required. The Committee assists the Board in its duties regarding financial statements and continually reviews the operation of internal financial controls with the internal operational audit team and, where applicable, external auditors. It also reviews the scope and results of the audit with the external auditors and the results of the work of the internal operational audit team. The Committee is also responsible for reviewing the arrangements whereby staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. Keith Hamill and Paul Hollingworth have relevant financial and accounting experience. Further details of the role of the Committee are set out on pages 20 to 21.

THE TREASURY COMMITTEE consists of the Group Chief Executive, the Group Finance Director, the Group Treasurer, the Assistant Group Treasurer, the Group Controller, the Company Secretary and the Group Tax Manager and sets detailed treasury policy for the Group within guidelines established by the Board. The Committee meets quarterly.

THE REMUNERATION COMMITTEE consists of all the Non-Executive Directors and meets as required but not less than twice per year and is responsible for all aspects of the remuneration of Executive Directors and senior managers. Details of the remuneration policy and of the remuneration of each Director are set out in the Remuneration Report.

THE NOMINATION COMMITTEE consists of the Chairman and all the Non-Executive Directors. The Chairman, Helmut Mamsch, chairs the Committee. The Committee meets as required and recommends to the Board candidates for appointment as Executive and Non-Executive Directors of the Company. The Committee periodically assesses what new skills, knowledge and experience are required on the Board and if appropriate, recommends a candidate profile which is then used to brief Recruitment Consultants appointed by the Committee to undertake the selection process. Initial meetings are held generally by the Chairman and the Group Chief Executive with prospective candidates and a shortlist of individuals is selected to meet with other Nomination Committee members and the Executive Directors. The Nomination Committee then meets and decides which candidate, if any, will be recommended to join the Board. This process was used for the appointment of Rupert Soames and Paul Hollingworth as Non-Executive Directors.

Board Evaluation

During the year the Chairman has held meetings with the Non-Executive Directors, without the Executive Directors present. In addition, the Board has carried out a formal evaluation of its own performance. The process comprised the Company Secretary issuing a detailed questionnaire covering the Board and its Committees to Board members. The questionnaire covered issues such as effectiveness of meetings, how well strategy is tested and developed, Board composition and succession planning and risk management controls. The responses to the questionnaire were collated independently by the Company Secretary, who then prepared reports for each of the chairmen of the relevant Committees. The reports were discussed at the Board and the relevant committees and necessary follow-up actions agreed.

Chairman Evaluation

During the year, the Non-Executive Directors, led by Tim Barker in his capacity as the Senior Independent Director, met to review the performance of the Chairman, taking into account the views of the Executive Directors. Following the review, Tim Barker met with the Chairman to discuss the feedback on his performance.

Board Attendance

Board and Committee Meetings

The following table sets out the number of scheduled meetings of the Board and of the Audit, Nomination and Remuneration Committees during the year and individual attendance by the relevant members at these meetings:

	Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings	Nomination Committee Meetings
Number of meetings held during the year	9	4	2	4
Chairman				
H Mamsch	9	–	–	4
Executive Directors				
I Mason	9	–	–	–
S Boddie	9	–	–	–
Non-Executive Directors				
L Atkinson	9	4	2	4
T G Barker	9	4	2	4
K Hamill	9	4	2	4
R C Soames[a]	6	2	1	1
N J Temple[b]	3	2	1	3

[a] Rupert Soames was appointed to the Board on 13 July 2007.
[b] Nick Temple ceased to be a Director on 13 July 2007.

Chairman, Group Chief Executive and Senior Independent Director

The roles of Chairman and Group Chief Executive are held by different individuals. The division of responsibilities between the Chairman and Group Chief Executive has been clearly established; their responsibilities are set out in writing and have been agreed by the Board.

The Chairman is responsible for leadership of the Board and for organising the business of the Board, ensuring its effectiveness and setting its agenda. The Chairman has no involvement in the day-to-day business of the Company. The Chairman facilitates the effective contribution of the Non-Executive Directors, and ensures Directors receive accurate, timely and clear information. He is also responsible for effective communication between the Board and shareholders.

The Group Chief Executive has direct charge of the Company on a day-to-day basis and is accountable to the Board for the financial and operational performance of the Group, and the determination of the strategy and the achievement of its objectives.

Tim Barker as the Senior Independent Director is responsible for chairing the meeting of Non-Executive Directors for the purpose of evaluating the Chairman's performance and to provide a communication channel for shareholders if required.

Directors' Interests in Shares

The beneficial interests of the Directors in the shares of the Company are set out in the table below. The Directors have no non-beneficial interests:

	31 March 2008 or date ceased to be a Director	31 March 2007 or date appointed as a Director
L Atkinson	**2,260**	2,260
T G Barker	**15,000**	15,000
S Boddie	**75,000**	25,000
K Hamill	**5,183**	5,183
H Mamsch	**10,000**	10,000
I Mason	**112,349**	62,349
R C Soames [a]	**5,866**	Nil
N J Temple [b]	**10,040**	10,040

[a] Rupert Soames was appointed to the Board on 13 July 2007.
[b] Nick Temple ceased to be a Director on 13 July 2007.

Directors' interests in Incentive Plans and Share Options are disclosed on page 28.

Up to 28 April 2008 there have been no changes in the Directors' interests or rights to subscribe for shares.

Relations with Shareholders

Executive Directors have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance, which include meetings following the announcement of the annual and interim results. The Group Chief Executive, Group Finance Director and Chairman meet with major shareholders to discuss performance, strategy and governance, and the Non-Executive Directors are available for discussions with shareholders if required. The Group Finance Director regularly reports to the Board on meetings with shareholders. The Group Finance Director ensures that the views of the shareholders are communicated to the Board through these reports.

Shareholders were given the opportunity to meet with and put questions to the Chairman and other Board Directors at last year's Annual General Meeting. The Senior Independent Director is available to attend meetings with major shareholders at their request.

The Chairman and Executive Directors held meetings with a representative group of shareholders in June 2007 to obtain their views on strategy and performance, the results of which were communicated to and discussed by the Board.

The Company also has a website (www.electrocomponents.com) which contains up-to-date information on Group activities.

Accountability and Audit

In its financial reporting to shareholders and other interested parties, by means of Annual and Half-Yearly Financial Reports and Interim Management and other periodic statements, the Board aims to present a balanced and easily understandable assessment of the Group's position and prospects.

Internal Control

The Group has an established and on-going process of risk management and internal control which has continued throughout the year under review and up to the date of approval of the annual report and accounts. The Board is responsible for the effectiveness of the Group's system of internal control, which has been designed and implemented to meet the particular requirements of the Group and the risks to which it is exposed.

In accordance with the requirements of the Combined Code and the recommendations of the Turnbull Review Group on internal control, the Directors have reviewed the effectiveness of the system of internal control. The Audit Committee receives regular reports on the performance of the system of internal control, and on its effectiveness in managing material risks and in identifying control failings or weaknesses. The Board then formally receives the minutes of each Audit Committee meeting.

The Audit Committee dedicates one meeting a year to the review of the risk management and the internal control system with the minutes of the review being formally reported to the Board. Together with the provision of regular updates to the Board on material risk issues, these allow the Board to make the assessment on the systems of internal control for the purposes of making its public statement.

During the period under review, no significant changes to the material risks to which the Group is exposed were identified, and no control failings or weaknesses were identified that resulted in unforeseen material losses. The internal control system can provide reasonable but not absolute assurance against material misstatement or loss.

Internal Financial Controls

Internal financial controls are the systems employed by the Directors to enable them to discharge their responsibilities for financial matters. Those responsibilities are noted on page 23. The main financial control elements are described below.

Clear terms of reference set out the duties of the Board and the Board Committees, with delegation of operating responsibility through the Board Committees to management in all locations. Operating company controls are detailed in Group Finance and Group Treasury manuals that specify the controls necessary in identified areas of financial risk. Smaller group operating companies are supported by Group, regional and Process specialists in key areas.

Financial reporting systems are comprehensive and include weekly, monthly and annual reporting cycles. Monthly management accounts are prepared by all operating companies and Group-wide Processes. These contain forecasts of the current financial year which are updated four times per year and are compared against the previous forecast, the budget and prior year actuals. Variances are reviewed by the Group Executive Committee and by the Board. Specific reporting systems cover treasury operations, major investment projects and legal and insurance activities, which are reviewed by the Board and its Committees on a regular basis.

The Group has a team of internal operational auditors which has an annually agreed audit programme approved by the Audit Committee. The team reports regularly to the Audit Committee on the results of audits performed and reviews self-certification internal control questionnaires completed by operating management.

The Board and the Audit Committee have reviewed the effectiveness of the Group's system of internal control and internal financial control during the period covered by this report.

Audit Independence
The Audit Committee and Board put great emphasis on the objectivity of the Company's auditors KPMG Audit Plc ("KPMG") in their reporting to shareholders.

The Audit Committee met four times during the year ended 31 March 2008 and the Group Audit Engagement Director from KPMG was present at all of these meetings to ensure full and open communication. In addition to the members of the Audit Committee, it was normal for the following people to receive the Audit Committee papers and attend meetings:

1. the Chairman of the Company
2. the Group Chief Executive
3. the Group Finance Director and Group Controller
4. the Head of Internal Audit
5. the Company Secretary

Their attendance was at the invitation of the committee Chairman only and does not restrict the Audit Committee's independent decision making.

The overall performance of the auditors is reviewed annually by the Audit Committee, taking into account the views of management, and this is reported to senior members of KPMG. This forms part of KPMG's own system of quality control. The Audit Committee also has discussions with KPMG, without management being present, on the adequacy of controls and on any significant area where management judgement has been applied.

The scope of the year's audit is discussed in advance by the Audit Committee. Following discussions between the Operating Companies and the local KPMG offices and a review by Group management, audit fees are reviewed by the Audit Committee and are then recommended to the Board for approval. Professional rules require rotation of the Group Audit Engagement Director from KPMG. This took place in July 2004 when the current Director was appointed, replacing the previous Director who had held the post for five years.

The annual appointment of auditors by the shareholders at the Annual General Meeting is a fundamental safeguard, but beyond this, controls have been in place for some years to ensure that additional work performed by the auditors is appropriate and subject to proper review.

With respect to non-audit assignments undertaken by KPMG the Company has developed a policy to ensure that the provision of such services does not impair KPMG's independence or objectivity.

The policy is as follows:

- When considering the use of the external auditors to undertake non-audit work, the Group Finance Director should at all times give consideration to the provisions of the Smith Report with regard to the preservation of independence.
- The external auditors must certify to the Company that they are acting independently.
- In providing a non-audit service, the external auditors should not (as summarised in the Smith Report):
  - audit their own work;
  - make management decisions for the Company;
  - create a mutuality of interest; or
  - find themselves in the role of advocate for the Company.
- Before commissioning such work, the Audit Committee or the Group Finance Director as appropriate must ensure that the external auditors are satisfied that there is no issue as regards independence.
- The Group Finance Director has authority to commission the external auditors to undertake non-audit work where there is a specific project with a cost that is not expected to exceed £50,000. This work has to be reported to the Audit Committee at its next meeting. If the cost is expected to exceed £50,000, the agreement of the Audit Committee is required before the work is commissioned. In either case, other potential providers must be adequately considered.
- The Group Finance Director monitors all work done by the external auditors or other providers of accountancy services anywhere in the Group in excess of £10,000.

Going Concern
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Financial Instruments
For information on the Company's use of financial instruments, see note 21 on pages 54 to 59 to the annual report and accounts.

Compliance with the Combined Code
During the year ended 31 March 2008, the Directors consider that the Company complied with the provisions set out in Section 1 of the Combined Code, except that the current Senior Independent Director has not attended meetings with major shareholders having not been requested to do so.

Payment to Suppliers
The Group agrees terms and conditions for its business transactions with suppliers. Payment is then made according to these terms, subject to the supplier fulfilling its obligations. The Company has no trade creditors. Supplier payment days for the continuing operations of the Group outstanding at 31 March 2008 represent 39 days (2007: 43 days) of average purchases.

Directors Indemnities
In accordance with the Company's Articles of Association, the Company entered into a deed of indemnity to the extent permitted by law with each of the Directors, officers of the Company and the Company Secretary in 2007.

Report of the Directors
continued

The Company purchased and maintained directors' and officers' liability insurance throughout 2007, which was renewed for 2008.

Neither the indemnity nor insurance provide cover in the event that the Director, officer or Company Secretary is proved to have acted fraudulently.

Employment Policies
The Group values highly the commitment of its employees and has maintained its practice of communicating business developments to them wherever practicable. In June, representatives from around the world met for the Group Management Meeting to share the Group's vision and strategy. The Executive Directors have provided presentations of the Group Results (including the Half-Yearly Financial Results). The Group has also introduced a bi-annual newsletter, "RS News", with stories of success and interest around the world.

There are numerous consultation forums across the Group, such as the Information Consultation Forum in the UK, which is designed to facilitate a communication channel from employees to senior management.

Employees are appraised regularly. The appraisal process has been designed to link closely with the business planning process and provides employees with a clear set of business and personal objectives.

Employees around the world are invited to participate in the all employee share plans. These plans are popular with employees, with approximately 37% participation in the UK SAYE Scheme and approximately 10% participation in the international plans.

The Group is committed to a policy of Equal Opportunities with regard to its employment practices and procedures. The Group remains supportive of the employment and advancement of disabled persons. The Group has a "Diversity Policy" which includes its clear obligations towards employees or prospective employees to ensure that people with disabilities are afforded equal employment and development opportunities.

Substantial Shareholders
As at 23 May 2008 the following interests in voting rights of 3% or more of the issued share capital of the Company had been notified to the Company:

	Number of Shares	Percentage held
Silchester International Investors Limited	78,630,502	18.06%
Prudential plc group of companies	35,601,972	8.17%
Aviva plc	27,492,997	6.32%
Sprucegrove Investment Management Ltd	25,970,477	5.97%
UBS AG	22,302,913	5.12%
Legal & General Group plc	17,764,284	4.08%
Oppenheimer Funds Inc. and Baring Asset Management Ltd	17,018,213	3.91%
Barclays plc	13,937,895	3.20%

Share capital
Full details of share options and awards and shares issued under the terms of the Company's share incentive plans can be found in note 7 to the accounts on pages 41 to 43.

The Company has a single class of share capital which is divided into 500,000,000 ordinary shares of 10 pence each. The shares are in registered form.

Additional information for Electrocomponents plc shareholders
The information for Electrocomponents plc shareholders required pursuant to the Companies Act 2006 can be found on page 74 and is incorporated into and forms part of this report.

Political and Charitable Contributions
The Group made no political contributions during the year. Charitable contributions within the UK amounted to £12,028 (2007: £10,283) and outside the UK amounted to £10,841 (2007: £14,449).

Disclosure of Information to Auditors
The Directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each Director has taken all the steps that they ought to have taken as Directors to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Annual General Meeting
The Notice of the Annual General Meeting, which will be held at 12 noon on Friday 18 July 2008 at the Company's premises, The International Management Centre, 8050 Oxford Business Park North, Oxford, OX4 2HW, is set out in a separate circular.

By order of the Board

Ian Haslegrave
General Counsel & Company Secretary
28 May 2008

STATEMENT OF DIRECTORS' RESPONSIBILITY

The Directors are responsible for preparing the Annual Report and the Group and Parent Company accounts in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company accounts for each financial year. Under that law they are required to prepare the Group accounts in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the Parent Company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group accounts are required by law and IFRSs as adopted by the EU to present fairly the financial position and the performance of the Group; the Companies Act 1985 provides in relation to such accounts that references in the relevant part of that Act to accounts giving a true and fair view are references to their achieving a fair presentation.

The Parent Company accounts are required by law to give a true and fair view of the state of affairs of the Parent Company.

In preparing each of the Group and Parent Company accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- for the Group accounts, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the Parent Company accounts, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company financial statements; and
- prepare the accounts on a going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility Statement of the Directors in respect of the Annual Report and Accounts

We confirm that to the best of our knowledge:

- the accounts, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the Directors' report includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Ian Mason, Group Chief Executive
Simon Boddie, Group Finance Director
28 May 2008

The report and accounts contain certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements including, without limitation, statements regarding the future financial positions, strategy, projected costs, plans and objectives for the managements of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as 'intends', 'expects', 'anticipates', 'estimates' and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intentions or obligations to update forward-looking statements contained herein.

Remuneration Committee
Role and Membership
The Remuneration Committee ('Committee') is responsible for recommending overall remuneration policy in respect of the Executive Directors, the Chairman and senior managers. The Board as a whole determines the remuneration of the Non-Executive Directors.

The Committee was chaired throughout the year by Leslie Atkinson. The other members of the Committee over the year were Keith Hamill, Nick Temple (until his resignation from the Board on 13 July 2007), Tim Barker and Rupert Soames (following his appointment to the Board on 13 July 2007). The Chairman was invited to attend Committee meetings during the year. The Committee met three times during the year. One of the meetings was unscheduled. Attendance by individual Committee members at scheduled meetings is detailed in the Report of the Directors on page 19.

During the year ended 31 March 2008, the Committee adhered to the principles and provisions of the Combined Code as it applied during that year. In preparing this Report, the Board has followed the provisions of Section 1B of the Combined Code.

Advisers
For the year under review, the Committee has taken advice from the following:

- Kepler Associates, who provided advice and data in respect of the Executive Directors' salary reviews, the data required for the measurement of performance targets relating to the various executive share-based plans, advice regarding the setting of performance targets for the Long Term Incentive Plan (LTIP), and proposals regarding a possible deferred share element of the Annual Bonus Plan and changes to the LTIP performance target. Kepler Associates provided no other advice or services to the Company;
- the Chairman, Group Chief Executive and Group Finance Director, who have attended parts of meetings by invitation to advise on specific questions raised by the Committee and on matters relating to the performance and remuneration of senior managers;
- the General Manager – Group HR, who advised on remuneration of senior managers; and
- the Company Secretary, who acts as Secretary to the Committee.

Remuneration Policy
The remuneration policy has applied during the year ended 31 March 2008 and, with the exception of the possible changes to the Annual Bonus Plan arrangements referred to elsewhere in this report, will continue to apply during the year ending 31 March 2009. The Committee keeps the Company's policy under constant review, in order to meet its remuneration objectives described below.

Executive Directors
The objectives of the remuneration policy for Executive Directors are to:

- provide a remuneration package which is competitive and linked to performance; and
- ensure that the Group can attract and retain executives who have the experience, skills and talents to manage and develop the business successfully.

The components of the remuneration package for Executive Directors are:

Fixed	Variable
• Basic salary;	• Annual bonus;
• Pension; and	• Long Term Incentive Plan; and
• Other benefits.	• Executive Incentive Plan.

The Committee strives to ensure that shareholders' interests are served by creating an appropriate balance between performance related and non-performance related components of the remuneration package. In order to fulfil its objectives, the Committee believes that it is important to retain a certain amount of flexibility in structuring appropriate remuneration, for instance to facilitate the recruitment of suitably qualified candidates in a very competitive environment.

The Chairman and Non-Executive Directors
Remuneration comprises an annual fee for the Chairman and Non-Executive Directors of the Company. An additional fee is paid to the Chairmen of the Audit and Remuneration Committees. The Chairman and Non-Executive Directors do not participate in the Company's incentive or bonus schemes, nor do they accrue any pension entitlement.

Remuneration Components for Executive Directors
Basic Salary
In determining salary levels, the Committee takes into account the following:

- comparable information for similar job functions in companies of a similar size;
- the international spread and competitive nature of the Group's businesses; and
- the individual's experience, performance and contribution in the areas for which responsibility is held.

Annual Bonus Plan
The Annual Bonus Plan aims to ensure that the incentives for Executive Directors and senior managers are competitive and closely aligned to the Company's financial performance.

For Executive Directors, the plan links bonus to financial performance (80%), and personal achievement of non-financial objectives (20%). The financial element is primarily based on PBT but also on growth in Group sales with a cash flow moderation. The performance targets are established by the Board and adopted by the Committee on an annual basis and reflect market conditions as well as strategic and operational factors. Annual bonuses for Executive Directors are capped at 100% of salary. On-target performance could earn a bonus of 50% of salary for each Executive Director. For the financial year ended 31 March 2008, the Executive Directors were awarded bonuses of 43.6% of salary.

The Committee has discretion to vary bonus payments for participants but only in appropriate circumstances. Annual bonus payments are not pensionable.

The structure of the annual bonus plan is currently under review, and shareholders will be consulted about any changes in due course.

Long Term Incentive Plan ('LTIP')
An award of shares (an 'Award') was made to plan participants under the LTIP in the year ended 31 March 2008. The Award is subject to the performance condition detailed in the paragraph below and is conditional on their continued employment with the Group until the determination of the performance condition, except in certain circumstances as explained below. The LTIP is designed to align long-term incentives with the interests of shareholders and reflect current best practice. Participation in the plan extends to Executive Directors and the Group's senior managers. Awards were made over a total of 1,067,250 ordinary shares in the Company on 22 June 2007.

Vesting of the Award is dependent upon Electrocomponents' 3 year Total Shareholder Return ('TSR') percentage out-performance of the FTSE 250 Index (the 'Index'). For the Award to vest in full, the Company's TSR must outperform the TSR of the Index by at least 20%. If the Company's TSR is equal to or below the TSR of the Index, the Award will not vest. Between these two levels the Award will vest on a straight-line basis. A cash payment, equivalent to the dividends that would have accrued on the number of shares that vest, will be made to participants on vesting.

For the Award to vest, the Committee must additionally be satisfied that there has been a sustained improvement in the Company's underlying financial performance.

The Committee selected TSR as the performance measure because it felt it aligned to shareholders' interests, and the FTSE 250 Index as the benchmark because Electrocomponents is a constituent of the Index and the Index is objective and transparent.

The Committee is currently reviewing the performance target that will apply to future awards made under the LTIP.

Executive Incentive Plan ('EIP')
The EIP, which is limited to Executive Directors and members of the Group Executive Committee, is a one-off incentive plan rewarding achievement of the PBT targets set for the 2008/09 financial year. The main award of shares was made on 1 February 2006. Further awards have been made to any new members of the Group Executive Committee joining before 31 December 2007, pro-rated to the proportion of the full performance period they will have been members of the Committee at the time of vesting. Both awards are subject to the performance condition detailed in the paragraph below and is conditional on participants' continued employment with the Group until the end of the performance period, except in certain specified circumstances explained below.

The performance condition is based on the PBT in the 2008/09 financial year. If PBT in the 2008/09 financial year is less than £130m the awards will not vest. For full vesting of the awards PBT must be £155m in the 2008/09 financial year. 20% of the awards will vest if PBT is £130m, with straight-line vesting between these two levels. A cash payment, equivalent to the dividends that would have accrued on the number of shares that vest, will be made to participants on vesting.

PBT was selected as an appropriate measure of financial performance and the threshold performance level was based on the Company's long-term strategy as previously announced to shareholders.

For any award to vest the Committee must additionally be satisfied that the Company's Return on Capital Employed ('ROCE') is at least 25% in the 2008/09 financial year. ROCE is return on capital employed excluding any pension liability.

Subject to the agreement of the Committee, awards under both the LTIP and EIP may vest where employment does not continue for the full performance period for 'good leavers' and on a change of control. In these circumstances, the amount of the Award which would vest would be subject to the performance conditions as described above and would normally be pro-rated for time.

Long Term Incentive Share Option Plan ('LTIOP')
No awards have been made under the LTIOP since the year ended 31 March 2006 and there is no intention to make further awards under this plan. Further information regarding the performance targets is on page 28.

Executive Shareholding Guidelines
Executive shareholding guidelines have been introduced whereby Executive Directors are required to retain at least 50% of any awards that vest in order to help build-up their personal holdings of Electrocomponents shares to a value of 200% of salary for the Group Chief Executive and 100% of salary for the Group Finance Director.

Savings Related Share Option Scheme
Executive Directors can participate in the Savings Related Share Option Scheme, which is open to all UK employees. Performance conditions have not been imposed, as they are not permissible under UK HM Revenue & Customs rules for this type of scheme.

Dilution

Awards and options granted under the Company's share plans are generally satisfied by the issue of new shares. The Company has an employee benefit trust which can also be used to provide shares to satisfy share awards, by purchasing shares in the market. This trust would be funded by the Company. The trust currently holds 308,417 (2007: 308,417). The Company's current dilution levels are well within commonly accepted limits.

Electrocomponents Group Pension Scheme ('the Scheme')

Executive Directors participate in the section of the Scheme that provides defined benefits on retirement. When the HM Revenue & Customs limits were removed on 6 April 2006, the Scheme replaced them with equivalent Scheme specific limits therefore maintaining a cap on pensionable earnings (the 'earnings cap').

Under the Scheme, the Directors benefit from the following provisions:

- a pension accrual rate of one-thirtieth for each year of service;
- a normal retirement age of 60;
- a pension on retirement of up to two-thirds of pensionable earnings, or the earnings cap if lower;
- benefits drawn from the Scheme before normal retirement age are reduced to reflect the fact that they are paid sooner and for longer than anticipated. The reduction factors are calculated on a basis that is intended to be 'cost neutral' to the Scheme;
- in the event of death before retirement, a capital sum equal to four times basic salary is payable together with a spouse's pension of two-thirds of the member's prospective pension at age 60 and children's pensions if appropriate;
- in the event of death in retirement, a spouse's pension of two-thirds of the member's pre-commutation pension is payable; and
- pensions in payment or in deferment are guaranteed to increase annually in February by the lower of 5% or the increase in the RPI. Additional increases are payable at the discretion of the Company and the trustee of the Scheme. No such increases have been awarded during the year.

Where the amount of a pension on retirement is limited by the earnings cap, arrangements have been agreed with individuals to compensate them for the reduction in benefits, by salary supplement details of which are included in a table shown on page 27.

The Company completed consulting with all members of the Defined Benefit section of the Scheme on 3 April, including the Executive Directors, over changes to come into effect on 1 June 2008. Summary details of the proposals are included in the Annual Report and Accounts under note 8 on page 44.

The following table gives details for each Director of:

- the annual accrued pension payable from normal retirement age, calculated as if they had left service at the year end i.e. 31 March 2008;
- the increase in accrued pension attributable to service as a Director during the year;
- the transfer value of the accrued benefit at the year end;
- the transfer value of the accrued benefit at the previous year end; and
- the increase in the transfer value over the period.

These amounts exclude any (i) benefits attributable to additional voluntary contributions; and (ii) actual members' contributions.

Disclosure of Directors' Pension Benefits for the Year Ended 31 March 2008 (audited)

	Age at 31 March 2008 Years	**Accrued pension as at 31 March 2008[a] £**	**Increase in accrued pension benefits £**	**Transfer value as at 31 March 2008[b] £**	Transfer value as at 31 March 2007[b] £	**Increase in transfer value less Directors' contributions[c] £**
S Boddie	**48**	**10,340**	**4,005**	**125,000**	72,000	**42,848**
I Mason	**46**	**34,086**	**3,792**	**421,000**	314,000	**96,848**

[a] The accrued pension benefits shown are the amounts which would be paid annually on retirement at normal retirement age, based on service to the end of the year.
[b] Transfer values have been calculated in accordance with Guidance Note 11 (Version 9.3) issued by the actuarial profession.
[c] The increase in transfer value less Directors' contributions includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and Directors, such as stock market movements. It is calculated after deducting the Directors' contributions.

Other Benefits

All Executive Directors are provided with a company mobile phone, a company car (or a cash allowance) and medical insurance. The taxable value of these benefits is included in the Directors' emoluments table on page 27.

Service Agreements (not subject to audit)

All current Executive Directors have service agreements that are on a 12 month rolling basis. These agreements provide for 12 months' notice by the Company and by the Executive Directors.

Termination payments are limited to the Directors' normal compensation, including basic salary, annual incentives and benefits for the unexpired portion of the notice period subject to performance and Remuneration Committee discretion. The Committee will aim to minimise the level of payments to that Director, however, having regard to all circumstances, including the Company's contractual obligations to the Director, the reason for the departure, and the Company's policy to apply mitigation in the case of severance.

The Company entered into an updated service agreement with Ian Mason on 1 March 2001. This agreement replaced all prior arrangements. The Company entered into a service agreement with Simon Boddie on 25 May 2005.

Letters of appointment are provided to the Chairman and Non-Executive directors providing for an initial three year term. The Chairman's letter of appointment provides for a six month notice period and the Non-Executive directors a three month notice period.

External Appointments (not subject to audit)

Executive Directors are permitted to take up one non-executive position on the boards of other companies, subject to the prior approval of the Board. The Executive Director may retain any fees payable in relation to such appointment. During the financial year, Ian Mason was appointed a Non-Executive director of Sage Group plc, and will retain the fees paid in relation to this appointment. The fee payable is £52,000 per annum.

Performance Review (not subject to audit)

The following graph shows the five year TSR performance of the Company relative to the FTSE All Share and the FTSE 250 Index. The FTSE All Share is a broad equity market index of which Electrocomponents is a member and the Company is measuring its TSR performance versus the FTSE 250 for the purposes of the LTIP and has therefore included this as a relevant index.

Total Shareholder Return (value of £100 invested on 31 March 2003)



400
350
300
250
200
150
100
50
Mar 03
Mar 04
Mar 05
Mar 06
Mar 07
Mar 08
FTSE 250
FTSE All Share
Electrocomponents plc

Directors' Remuneration for the year ended 31 March 2008 (audited)

Salary, Annual Bonus and Other Benefits

	Salary 2008 £	Salary 2007 £	**Annual Allowance in lieu of pension 2008 £**	Annual Allowance in lieu of pension 2007 £	**Benefits 2008 £**	Benefits 2007 £	**Bonus 2008 £**	Bonus 2007 £	**Total 2008 £**	Total 2007 £
Emoluments of the Chairman										
H Mamsch	**180,000**	105,000	–	–	–	–	–	–	**180,000**	105,000
Emoluments of Executive Directors										
S Boddie	**349,950**	333,750	**87,302**	83,305	**12,416**	14,957	**152,320**	196,645	**601,988**	628,657
I Mason	**524,117**	498,750	**94,327**	62,256	**19,803**	23,393	**228,480**	293,500	**866,727**	877,899
TOTALS	**1,054,067**	937,500	**181,629**	145,561	**32,219**	38,350	**380,800**	490,145	**1,648,715**	1,611,556
Fees of Non-Executive Directors										
L Atkinson[a]									**50,000**	49,667
T G Barker[a]									**50,000**	49,667
K Hamill									**40,000**	39,667
R C Soames									**28,667**	-
N J Temple									**13,333**	49,667
TOTALS									**1,830,715**	1,800,224

[a] Leslie Atkinson, as Chairman of the Remuneration Committee and Tim Barker as Chairman of the Audit Committee, each receive an additional fee of £10,000 per annum.

No compensation for loss of office was paid during the year ended 31 March 2008.

Share Options (audited)

	Scheme	Date of Grant	Vesting Date	Expiration Date	Exercise Price	Shares under option 1 April 2007	Granted in FY08	Exercised in FY08	Lapsed in FY08	**Shares under option 31 March 2008**
S Boddie	Savings Related	04-Jul-06	01-Sep-09	28-Feb-10	196.00p	2,862	–	–	–	**2,862**
		03-Jul-07	01-Sep-10	28-Feb-11	241.00p	–	1,568	–	–	**1,568**
	Long Term Incentive Option Plan[a]	13-Jun-05	12-Jun-08	12-Jun-15	251.00p	400,000	–	–	–	**400,000**
					Total	402,862	1,568	–	–	**404,430**
I Mason	Savings Related	28-Jun-03	01-Sep-08	28-Feb-09	260.00p	6,125	–	–	–	**6,125**
	Long Term Incentive Option Plan[a]	22-Aug-02	21-Aug-05	21-Aug-12	312.00p	552,300	–	–	–	**552,300**
		16-Jun-03	15-Jun-06	15-Jun-13	349.00p	545,272	–	–	–	**545,272**
		11-Jun-04	10-Jun-07	10-Jun-14	365.00p	525,000	–	–	–	**525,000**
		13-Jun-05	12-Jun-08	12-Jun-15	251.00p	550,000	–	–	–	**550,000**
					Total	2,178,697	–	–	–	**2,178,697**

[a] Awards made under the Long Term Incentive Option Plan. These are subject to a performance condition based on TSR, with no options vesting unless TSR performance is above the median for the selected comparator group, and full vesting only occurring if Electrocomponents is first out of the 14 in that group in terms of TSR. The Committee chose TSR because it felt it was the measure most closely aligned to shareholders' interests.

TSR performance is measured over a minimum period of three years from the date of grant but, if the target is not met at all, the period is extended to four, and then five years from a fixed base. Once the target has been met in part, however, performance is not subsequently retested and the unvested part of the option lapses. If the target has not been met at all at the end of five years, the option lapses.

For performance at or below median, no part of the option will vest. 25% of the option will vest for performance of one position above the median with full vesting if the Company is ranked first in the comparator group selected. Between those two levels, the option will vest on a sliding scale.

Share Awards (audited)

	Notes	Scheme	Date of Award	Shares awarded at 1 April 2007	Shares awarded in FY08	Vested in FY08	Lapsed in FY08	**Shares awarded at 31 March 2008**
S Boddie	(a)	Executive Incentive Plan	1-Feb-06	400,000	–	–	–	**400,000**
	(b)	Long Term Incentive Plan	14-Jun-06	100,000	–	–	–	**100,000**
			22-Jun-07	–	110,000	–	–	**110,000**
			Total	500,000	110,000	–	–	**610,000**
I Mason	(a)	Executive Incentive Plan	1-Feb-06	800,000	–	–	–	**800,000**
	(b)	Long Term Incentive Plan	14-Jun-06	200,000	–	–	–	**200,000**
			22-Jun-07	–	220,000	–	–	**220,000**
			Total	1,000,000	220,000	–	–	**1,220,000**

[a] Awards made under the Executive Incentive Plan are subject to performance conditions and a vesting period set out on page 25.
[b] Awards made under the Long Term Incentive Plan are subject to performance conditions and a vesting period set out on page 25.

The closing mid-market price of the Company's shares on 31 March 2008 was 181.75p. During the year, the price of the Company's shares varied between 157.75p and 311.75p. The mid-market price of the Company's shares on 3 July 2007, being the date the Savings Related Options were granted was 268.00p. The mid-market price of the Company's shares on 22 June 2007, being the date the Long Term Incentive Plan awards were made, was 279.75p.

By Order of the Board

Leslie Atkinson
Chairman of the Remuneration Committee
28 May 2008

Independent Auditors' Report to the Members of Electrocomponents plc

We have audited the Group and Parent Company accounts (the "accounts") of Electrocomponents plc for the year ended 31 March 2008 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes. These accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the Group accounts in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the Parent Company accounts and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 23.

Our responsibility is to audit the accounts and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group accounts, Article 4 of the IAS Regulation.

We also report to you whether in our opinion the information given in the Directors' Report is consistent with the accounts. The information given in the Directors' Report includes that specific information presented in the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not.

We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group accounts give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 March 2008 and of its profit for the year then ended;
- the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the Parent Company accounts give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Parent Company's affairs as at 31 March 2008;
- the Parent Company accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the accounts.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB
28 May 2008

Group Income Statement
For the year ended 31 March 2008

	Note	2008 £m	Restated 2007 £m
Revenue	2	**924.8**	877.5
Cost of sales		**(460.1)**	(434.0)
Gross profit		**464.7**	443.5
Distribution and marketing expenses		**(354.6)**	(344.2)
Administrative expenses		**(7.4)**	(6.2)
Operating profit		**102.7**	93.1
Reorganisation cost (income)		**1.0**	(0.8)
Headline operating profit before reorganisation costs (income)		**103.7**	92.3
Financial income			
Bank interest receivable		**8.9**	10.7
Other interest receivable		**0.6**	0.5
Financial expenses			
Bank interest payable		**(16.7)**	(16.9)
Other interest payable		**(0.1)**	(0.2)
Profit before tax	1,2,3	**95.4**	87.2
Headline profit before tax, reorganisation costs (income)		**96.4**	86.4
Income tax expense	9	**(31.5)**	(29.6)
Profit for the year attributable to equity shareholders of the parent company		**63.9**	57.6
Earnings per share			
Basic	11	**14.7p**	13.2p
Diluted	11	**14.6p**	13.2p
Dividends			
Amounts recognised in the period:			
Final dividend for the year ended 31 March 2007	10	**12.6p**	12.6p
Interim dividend for the year ended 31 March 2008	10	**5.8p**	5.8p
		18.4p	18.4p

A final dividend of 12.6p per share relating to the year, has been proposed, since the year end.

Group Statement of Recognised Income and Expense
For the year ended 31 March 2008

	Note	2008 £m	Restated 2007 £m
Foreign exchange translation differences		**2.1**	(11.3)
Actuarial gain (loss) on defined benefit pension schemes	8	**5.2**	(0.4)
(Loss) gain on cash flow hedges		**(11.8)**	1.0
Tax on items taken directly to equity		**2.0**	–
Net loss recognised directly in equity		**(2.5)**	(10.7)
Profit for the year		**63.9**	57.6
Total recognised income and expense for the year attributable to the equity shareholders		**61.4**	46.9
Impact of voluntary change in accounting policy on retained earnings as at 1 April	27	**(5.3)**	

The notes on pages 38 to 62 form part of these Group accounts.

Group Balance Sheet
As at 31 March 2008

	Note	2008 £m	Restated 2007 £m
Non-current assets			
Intangible assets	12	**188.6**	196.7
Property, plant and equipment	13	**114.9**	111.1
Investments	15	**0.4**	0.3
Other receivables	18	**2.9**	2.7
Deferred tax assets	22	**14.7**	16.3
		321.5	327.1
Current assets			
Inventories	17	**161.1**	160.6
Trade and other receivables	18	**173.0**	163.6
Income tax receivables		**1.3**	1.1
Cash and cash equivalents		**28.4**	19.1
		363.8	344.4
Current liabilities			
Trade and other payables	19	**(143.7)**	(132.9)
Loans and borrowings	20	**(7.1)**	(79.0)
Income tax liabilities		**(17.5)**	(14.5)
		(168.3)	(226.4)
Net current assets		**195.5**	118.0
Total assets less current liabilities		**517.0**	445.1
Non-current liabilities			
Other payables	19	**(8.4)**	(7.9)
Retirement benefit obligations	8	**(30.0)**	(38.7)
Loans and borrowings	20	**(172.4)**	(76.3)
Deferred tax liabilities	22	**(24.4)**	(22.9)
		(235.2)	(145.8)
Net assets		**281.8**	299.3
Equity			
Called-up share capital	25	**43.5**	43.5
Share premium account	28	**38.7**	38.7
Retained earnings	26	**205.0**	216.1
Cumulative translation reserve	26	**3.9**	1.8
Other reserves	28	**(9.3)**	(0.8)
Equity attributable to the shareholders of the parent		**281.8**	299.3

These Group accounts were approved by the Board of Directors on 28 May 2008 and signed on its behalf by:

Simon Boddie
Group Finance Director

The notes on pages 38 to 62 form part of these Group accounts

Group Cash Flow Statement
For the year ended 31 March 2008

	Note	2008 £m	Restated 2007 £m
Cash flows from operating activities			
Profit before tax		**95.4**	87.2
Depreciation and other amortisation		**26.7**	27.0
Equity-settled transactions		**1.1**	2.7
Finance income and expense		**7.3**	5.9
Operating cash flow before changes in working capital, interest and taxes		**130.5**	122.8
Decrease (increase) in inventories		**7.4**	(5.8)
Decrease (increase) in trade and other receivables		**0.5**	(10.2)
Decrease in trade and other payables		**(15.3)**	(2.9)
Cash generated from operations		**123.1**	103.9
Interest received		**9.5**	11.2
Interest paid		**(15.4)**	(17.0)
Income tax paid		**(22.8)**	(22.0)
Net cash from operating activities		**94.4**	76.1
Cash flows from investing activities			
Capital expenditure and financial investment		**(19.4)**	(42.4)
Proceeds from sale of property, plant and equipment		**–**	11.6
Net cash used in investing activities		**(19.4)**	(30.8)
Free cash flow		**75.0**	45.3
Cash flows from financing activities			
Proceeds from the issue of share capital		**–**	0.3
New bank loans		**92.0**	30.3
Loans repaid		**(77.1)**	(16.6)
Equity dividends paid	10	**(80.0)**	(80.0)
Net cash used in financing activities		**(65.1)**	(66.0)
Net increase (decrease) in cash and cash equivalents		**9.9**	(20.7)
Cash and cash equivalents at the beginning of the year		**17.2**	38.0
Effect of exchange rates on cash		**0.1**	(0.1)
Cash and cash equivalents at the end of the year	30	**27.2**	17.2

The notes on pages 38 to 62 form part of these Group accounts.

Group Significant Accounting Policies

Basis of consolidation
Electrocomponents plc (the 'Company') is a company domiciled in England. The Group Accounts for the year ended 31 March 2008 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interest in a jointly controlled entity. Subsidiaries are entities controlled by the Company. All subsidiary accounts are made up to 31 March and are included in the Group Accounts. Further to the IAS Regulation (EC 1606/2002) the Group Accounts have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the EU ('adopted IFRS'). The Company Accounts continue to be prepared in accordance with UK Generally Accepted Accounting Practice ('UK GAAP') and details of the Company Accounts, notes to the accounts and principal accounting policies are set out on pages 63 to 72.

The accounts were authorised for issue by the Directors on 28 May 2008.

Basis of preparation
The accounts are presented in £ Sterling and rounded to £0.1m. They are prepared on the historical cost basis except certain financial instruments detailed below.

The preparation of accounts in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable, under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and judgements
The preparation of accounts requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The only significant judgement made in the accounts for the year ended 31 March 2008, surrounds the capitalisation of the Enterprise Business System asset. During the development of the software, judgements were required as to whether expenditure met the criteria for capitalisation in IAS 38.

Statement of compliance
The Group Accounts have been prepared in accordance with International Financial Report Standards ('IFRS') as adopted for use by the EU.

Adjusted measures
Profit measures such as operating profit, profit before tax and earnings per share are also presented as being results before reorganisation income/costs or as headline results. Similarly a cash flow term: free cash flow, representing the Group's cash flow before financing activities is also disclosed.

These measures are used by the Group for internal reporting purposes and employee incentive arrangements. The terms 'reorganisation', 'headline' and 'free cash flow' are not defined terms under IFRS and may not be comparable with similar measures disclosed by other companies. Likewise, these measures are not a substitute for GAAP measures of profit or cash flow.

Revenue
Revenue from the sale of goods is recognised in the income statement on dispatch when the significant risks and rewards of ownership have been transferred. Revenue represents the sale of goods and services and is stated net of sales taxes and volume discounts. Freight recharged to customers is included within revenue.

Transactions eliminated on consolidation
Intra-group balances and unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing Group Accounts. Unrealised gains arising from transactions with the jointly controlled entity are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains.

Goodwill and other intangibles
Goodwill arising on all acquisitions prior to 31 March 1998 has been written off against reserves. Goodwill arising on acquisitions after 1 April 1998 has been capitalised and, under UK GAAP, was amortised on a straight-line basis over its estimated useful life, with a maximum of 20 years.

The Group has made the elective exemption under IFRS 1 that allows goodwill in respect of acquisitions made prior to 1 April 2004 to remain as stated under UK GAAP. The balance of goodwill as at 1 April 2004 is deemed to be the cost going forward. Goodwill is not amortised under IFRS. Instead the carrying value is reviewed annually for impairment.

Other intangible assets are stated at cost less accumulated amortisation. The cost of acquired intangible assets are their purchase cost together with any incidental costs of acquisition. Amortisation is calculated to write off the cost of the asset on a straight-line basis at the following annual rates:

Trademarks 5%
Computer software costs 12.5%-50%

Amortisation is disclosed in distribution and marketing expenses in the income statement. The residual value, if significant, is reassessed annually. Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Group Significant Accounting Policies
continued

Investments in jointly controlled entities
The Group accounts include the Group's share of the total recognised gains and losses in one jointly controlled entity on an equity accounted basis.

Property, plant and equipment
Tangible assets are stated at cost less accumulated depreciation. The cost of self constructed assets includes the cost of materials, direct labour and certain direct overheads.

Leases in which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Each finance leased asset is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease less accumulated depreciation.

No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight-line basis at the following annual rates:

Freehold and leasehold buildings 2%
Plant and machinery 10%-20%
Mainframe computer equipment 20%
Network computer equipment 33%
Portable computers 50%
Other office equipment 20%

Depreciation is disclosed in distribution and marketing expenses in the income statement. The residual value, if not insignificant, is reassessed annually.

Impairment
The carrying amounts of the Group's goodwill are reviewed annually to determine whether there is any indication of impairment. If such an indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. The recoverable amount is calculated as the higher of fair value less cost of sale and value in use, the present value of estimated future cash flows using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Inventories
Inventories are valued at the lower of cost and net realisable value. This cost is calculated on a weighted average basis. Work in progress and goods for resale include attributable overheads.

Trade and other receivables
Trade and other receivables are initially measured on the basis of their fair value. Subsequently they are carried at amortised cost using the effective interest rate method.

Net debt
Net debt comprises cash and cash equivalents less borrowings. Cash and cash equivalents comprises cash in hand and held with qualifying financial institutions in current accounts or overnight deposits net of overdrafts with qualifying financial institutions. Cash and cash equivalents include government securities, investment in money market funds and term deposits with qualifying financial institutions. Borrowings represent term loans from qualifying financial institutions together with financial instruments classified as liabilities.

Operating expense classification
Cost of sales comprises the cost of goods delivered to customers.

Distribution and marketing expenses include all operating company expenses, including freight costs and movements in inventory provisions, together with the Supply Chain, Product Management, Media Publishing, Facilities, Information Systems and e-Commerce process expenses.

Administration expenses comprise Finance, Legal and Human Resources Process expenses, together with the expenses of the Group Board.

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, using the effective interest method. The interest expenses component of finance lease payments is recognised in the income statement using the effective interest rate method.

Borrowing cost
Borrowing costs are recognised in the income statement as incurred.

Catalogue costs
The costs associated with the production and printing of catalogues are expensed to the income statement when incurred. Major investments in new catalogue production systems are capitalised as intangible assets and written off over the period during which the benefits of those investments are anticipated, such period not to exceed three years. This accounting policy is a voluntary change from that applied in previous years; further details of this change and its effects are provided in note 27 to the Group accounts.

Operating leases
Operating lease rentals are charged to the income statement on a straight-line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the income statement on a straight-line basis over the full lease term.

Government grants
Government grants related to expenditure on property, plant and equipment are credited to the income statement at the same rate as the depreciation on the asset to which the grants relate. The unamortised balance of capital grants is included within trade and other payables.

Employee benefits
Pension costs
In the United Kingdom the Group operates a pension scheme providing benefits based on final pensionable pay for eligible employees who joined on or before 1 April 2004. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. In addition there are defined benefit pension schemes in Germany and Ireland.

For UK employees who joined after 1 April 2004 the Group provides a defined contribution pension scheme. There are also defined contribution schemes in Australia and North America and government schemes in France, Italy, Denmark and North Asia. Obligations for contributions to defined contribution schemes are recognised as an expense in the income statement as incurred.

The cost of the defined benefit scheme charged to the income statement comprises: current service cost, past service cost, expected return on scheme assets and the interest cost on the expected amount of unwinding of the discount on plan liabilities within administrative expenses and distribution and marketing expenses. The Group has elected to adopt the amendment to IAS 19 (revised), which allows actuarial gains and losses to be recorded in the Statement of Recognised Income and Expense immediately.

Obligations are measured at present value using the projected unit credit method and a discount rate reflecting yields on high quality corporate bonds. Assets are measured at their fair value at the balance sheet date.

Share-based payment transactions
The Group operates several share-based payment schemes, the largest of which are the Savings Related Share Option Scheme (SAYE), A US s423 scheme (US employees only), the Long Term Incentive Option Plan (LTIOP), the Long Term Incentive Plan (LTIP) and the Executive Incentive Plan (EIP).

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity and spread over the period during which employees become unconditionally entitled to the options. The fair values are calculated using an appropriate option pricing model. The income statement charge is then adjusted to reflect expected and actual levels of vesting based on non market performance related criteria. The Group's SAYE scheme has been valued using a Black-Scholes model. The Group's LTIOP scheme includes performance criteria based on the Group's total shareholder return performance relative to a group of 13 comparable companies. The fair value of the LTIOP scheme has been calculated using a Monte Carlo model and the income statement charge has been adjusted for options forfeited by employees leaving the Group. The EIP includes performance criteria based on the Group's profit in the year to March 2009 and has been valued using a Black-Scholes model.

Administrative expenses and distribution and marketing expenses include the cost of the share-based payment schemes and the Group balance sheet includes the assets and liabilities of the schemes. Shares in the Company, held by the trust established to administer the schemes, are shown within reserves.

The Group has chosen to adopt the exemption whereby IFRS 2, Share-Based Payment, is applied only to awards made after 7 November 2002.

Tax
Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is calculated using tax rates enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which these temporary differences can be utilised.

Foreign currency

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions.

Net investment in foreign operations

Exchange differences arising from this translation of foreign operations, and of related qualifying hedges are taken directly to equity. They are released into the income statement upon disposal.

The elective exemption in IFRS 1 means that any translation differences prior to the date of transition (1 April 2004) do not need to be analysed retrospectively and so the deemed cumulative translation differences at this date can be set to nil. Thus, any cumulative translation differences arising prior to the date of transition are excluded from any future profit or loss on disposal of any entities. The Group adopted this exemption.

Foreign currency transactions

Transactions in foreign currencies are recorded using the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

Financial instruments

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. It principally employs forward foreign exchange contracts to hedge against changes in exchange rates over the catalogue periods of the majority of its operating companies. In addition there are also a small number of interest rate swaps which swap certain fixed rate loans into floating rate.

In accordance with its treasury policies, the Group does not hold or issue derivative financial instruments for trading purposes.

Certain derivative financial instruments are designated as hedges in line with the Group's risk management policies. Hedges are classified as follows:

- Fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability.
- Cash flow hedges when they hedge the exposure to variability in cash flows that is attributable to a particular risk associated with a forecast transaction.
- Net investment hedges when they hedge the exposure to changes in the value of the Group's interests in the net assets of foreign operations.

All the Group's derivatives are initially and in subsequent periods recognised in the balance sheet at fair value. Changes in the fair value of derivative financial instruments that do not qualify for cash flow or net investment hedge accounting are recognised in the income statement as they arise.

Cash flow hedge accounting

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement. When the forecast transaction subsequently results in the recognition of a non-financial asset or liability the associated cumulative gain or loss is removed from equity and included in the initial cost of the non-financial asset or liability. When the forecast transaction subsequently results in the recognition of a financial asset or liability, the associated cumulative gain or loss that was recognised directly in equity is reclassified into the income statement in the same period during which the asset acquired or liability assumed affects the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

The fair value of forward foreign exchange contracts is the difference between their discounted contractual forward price and their current forward price.

Fair value hedge accounting

The Group uses derivative financial instruments to hedge exposure to interest rate risks arising from financing activities, holding a small number of interest rate swaps which swap certain fixed rate loans into floating rate.

The fair value of the interest rate swaps is the market value of the swap at the balance sheet date, taking into account current interest rates.

All loans due within more than one year not accounted for under fair value hedge accounting are held at amortised cost, which approximates to fair value as interest repricing takes place on a regular basis.

Hedge of net investment in foreign operations

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Changes in accounting policies

The following standard and changes to existing standards and interpretations that have been enacted, and have an impact on these accounts are:

- Amendment to IAS 1 'Presentation of Financial Statements – Capital Disclosures' effective for annual periods commencing on or after 1 January 2007.
- IFRS 7 – Financial Instruments: Disclosures, was issued in August 2005, it revised and enhanced previous disclosures in IAS 32 (Financial Instruments, Disclosure and Presentation) and was effective for annual periods commencing on or after 1 January 2007.

This has resulted in additional disclosures in note 21 to the Group accounts.

The following standards and interpretations to existing standards that have been enacted but have no impact on these accounts are:

- IFRIC 9 – Reassessment of Embedded Derivatives effective for periods commencing on or after 1 June 2006.
- IFRIC 8 – Scope of IFRS 2 effective for annual periods commencing on or after 1 May 2006.
- IFRIC 10 – Interims and Impairment, effective for annual periods commencing on or after 1 November 2006.
- IFRIC 11; IFRS 2 – Group and Treasury Share Transactions, effective for annual periods beginning on or after 1 March 2007.

The following standard and interpretations to existing standards that has been endorsed, but the Group has decided not to early adopt is:

- IFRIC 12 – Service Concessions, which is effective for periods commencing on or after 1 January 2008. This interpretation will have no impact on these accounts.
- IFRS 8 - Operating Segments, this revises and enhances previous disclosures and will be disclosed within the financial statements for the year ending 31 March 2009. This standard will have no impact on these accounts.

Notes to the Group Accounts
For the year ended 31 March 2008

1 Analysis of income and expenditure

This analysis reconciles the Income Statement presentation to the segmental analysis shown in note 2.

	2008 £m	Restated 2007 £m
Revenue	**924.8**	877.5
Cost of sales	**(460.1)**	(434.0)
Distribution and marketing expenses	**(261.5)**	(249.3)
Contribution before Enterprise Business System costs	**203.2**	194.2
Distribution and marketing expenses within Process costs	**(77.7)**	(74.8)
Administrative expenses	**(7.4)**	(8.1)
Group Process costs	**(85.1)**	(82.9)
Distribution and marketing expenses: Enterprise Business System costs	**(14.4)**	(19.0)
Headline operating profit	**103.7**	92.3
Net financial expense	**(7.3)**	(5.9)
Headline profit before tax	**96.4**	86.4
Distribution and marketing expenses: Reorganisation costs	**(1.0)**	(1.1)
Administrative expenses: Reorganisation income	**–**	1.9
Profit before tax	**95.4**	87.2

2 Segmental analysis

For management purposes, the Group is managed in regions - United Kingdom, Continental Europe, North America and Asia Pacific. Continental Europe comprises trading operations in France, Germany, Italy, Austria, Denmark, Norway, Sweden, Republic of Ireland, Spain, the Netherlands and Belgium. Asia Pacific comprises trading operations in Japan, Australia, Chile, India, New Zealand, Singapore, Malaysia, South Africa, Phillipines, Thailand, Hong Kong and China. North America comprises trading operations in the United States of America and Canada. These regions are the basis on which the Group reports its primary segment information. The Group has only one type of business and does not therefore have separately identifiable business segments, no secondary segment information is therefore given.

Intersegment pricing is determined on an arms' length basis.

		2008 £m	2007 £m
By geographical destination			
Revenue:	United Kingdom	**342.6**	341.5
	Continental Europe	**320.6**	293.3
	North America	**161.7**	155.6
	Asia Pacific	**99.9**	87.1
		924.8	877.5

		2008 Total sales £m	2008 Inter-segment sales £m	2008 Revenue £m	2007 Total sales £m	2007 Inter-segment sales £m	2007 Revenue £m
By geographical origin							
Revenue:	United Kingdom	**493.3**	**(135.3)**	**358.0**	495.3	(139.1)	356.2
	Continental Europe	**332.2**	**(16.0)**	**316.2**	294.9	(7.4)	287.5
	North America	**165.9**	**(2.6)**	**163.3**	159.2	(2.0)	157.2
	Asia Pacific	**90.4**	**(3.1)**	**87.3**	76.9	(0.3)	76.6
		1,081.8	**(157.0)**	**924.8**	1,026.3	(148.8)	877.5

2 Segmental analysis continued

		2008 £m	Restated 2007 £m
Profit before tax:	United Kingdom	**100.9**	97.6
	Continental Europe	**71.0**	65.1
	North America	**22.0**	23.4
	Asia Pacific	**9.3**	8.1
	Contribution before Enterprise Business System implementation costs	**203.2**	194.2
	Groupwide Process costs	**(85.1)**	(82.9)
	Enterprise Business System implementation costs	**(14.4)**	(19.0)
	Net financial expense	**(7.3)**	(5.9)
	Headline profit before tax	**96.4**	86.4
	Reorganisation (costs) income	**(1.0)**	0.8
		95.4	87.2

		2008 £m	Restated 2007 £m
By geographical location			
Total assets:	United Kingdom	**241.5**	262.4
	Continental Europe	**151.2**	133.6
	North America	**198.2**	195.5
	Asia Pacific	**50.0**	43.5
	Total assets	**640.9**	635.0
	Unallocated assets		
	cash at bank and in hand	**28.4**	19.1
	deferred tax asset	**14.7**	16.3
	corporation tax asset	**1.3**	1.1
		685.3	671.5

		2008 £m	2007 £m
Total liabilities:	United Kingdom	**103.1**	110.8
	Continental Europe	**56.9**	46.7
	North America	**10.3**	14.0
	Asia Pacific	**11.8**	8.0
	Total liabilities	**182.1**	179.5
	Unallocated liabilities		
	corporation tax	**17.5**	14.5
	deferred tax liability	**24.4**	22.9
	loans and overdrafts	**179.5**	155.3
		403.5	372.2

2 Segmental analysis continued

		2008 £m	2007 £m
Capital expenditure:	United Kingdom	**13.2**	21.8
	Continental Europe	**1.3**	5.6
	North America	**3.5**	15.1
	Asia Pacific	**1.1**	2.3
		19.1	44.8

		2008 £m	2007 £m
Depreciation and amortisation:	United Kingdom	**19.2**	20.2
	Continental Europe	**4.0**	3.5
	North America	**1.3**	1.0
	Asia Pacific	**2.2**	2.3
		26.7	27.0

		2008 £m	2007 £m
Significant non-cash expenses:	United Kingdom	**0.7**	2.2
	Continental Europe	**0.2**	0.2
	North America	**0.1**	0.1
	Asia Pacific	**0.1**	0.2
		1.1	2.7

3 Profit before tax

	2008 £m	2007 £m
Profit before tax is stated after charging (crediting):		
Remuneration of the auditors and their associates:		
Group audit fee	**0.3**	0.3
The audit of subsidiaries pursuant to legislation	**0.4**	0.4
Other services pursuant to legislation	–	0.1
Taxation	**0.1**	0.1
All other services	–	0.2
Depreciation	**13.2**	15.5
Amortisation of intangibles	**13.5**	11.5
Amortisation of government grants	**(0.2)**	(0.2)
Loss on disposal of intangibles	–	1.1
Loss (profit) on disposal of property, plant and equipment	**0.7**	(1.9)
Hire of plant and machinery	**3.5**	3.3
Net foreign exchange translation losses	**0.3**	–

4 Provision for RoHS

RoHS (Restriction of Hazardous Substances) is an EU Directive that restricts the use of six hazardous materials in the manufacture of electronic and electrical equipment. The legislation came into force on 1 July 2006. The RoHS regulations prevent the use of non-compliant products in manufacture. It will still be acceptable to use non-compliant products for maintenance. Similar legislation is also being applied within The People's Republic of China.

No charge was required in the year (2007: £nil).

5 Reorganisation costs

Reorganisation costs arising in the year are as follows:

	2008 £m	2007 £m
Redundancy costs	**0.9**	1.1
Profit on sale of former head office	–	(1.9)
Other initiatives	**0.1**	–
	1.0	(0.8)

6 Employees

Numbers employed	**2008**	2007
The average number of employees during the year was:		
Management and administration	**277**	294
Distribution and marketing	**5,450**	5,157
	5,727	5,451

Of these staff 2,340 were employed in the United Kingdom (2007: 2,365)

Aggregate employment costs	**£m**	£m
Wages and salaries	**144.6**	136.2
Social security costs	**16.3**	15.9
Equity-settled transactions	**1.1**	2.7
Pension costs	**12.2**	11.8
	174.2	166.6

The remuneration of individual Directors is detailed on page 27.

7 Share-based payments

The Group has a number of share-based incentive plans for employees. These comprise an Executive Incentive Plan (EIP) awarded to the Group's most senior executives, a Long Term Incentive Plan (LTIP) awarded to senior managers and employees, a Save As You Earn (SAYE) scheme that is made available to the majority of employees and a US s423 option scheme that is offered to all permanent employees in the US operating company. In addition there was a Long Term Incentive Option Plan (LTIOP) operated until 2005, awarding options to senior managers.

The LTIOP and SAYE schemes were in operation before 7 November 2002 in addition to a pre-existing Long Term Incentive Plan. The recognition and measurement principles in IFRS 2 have only been applied to grants made, under all these schemes, after 7 November 2002 in accordance with the transitional provisions in IFRS 1 and IFRS 2.

Executive Incentive Plan (EIP)
The EIP scheme principally comprises a one-off conditional award on 1 February 2006 of shares to the 12 most senior executives in the Group to be delivered following the financial year ending 31 March 2009. The number of shares to be awarded is dependent on the performance of the Group during the year ending 31 March 2009 varying between 0 and 2,700,000. The estimate of the Group's performance for the year ending 31 March 2009 is updated periodically. The estimate was revised accordingly as at the year ended 31 March 2008 and resulted in a release of £0.6m during the year. The awards include a right to receive dividend equivalents on vesting. Awards over 450,000 of these shares were made for cash settlement. During 2007 further options for new senior executives totalling 221,000 options were granted. The fair value of the EIP options was calculated using a Black-Scholes model based on the assumptions below.

	EIP 2007	EIP 2006
Fair value at grant date	280p	300p
Assumptions used		
Share price	280p	300p
Expected volatility	22.4%	39.7%
Expected option life	1.75 years	3.25 years
Risk free interest rate	5.5%	4.4%

Volatility was estimated based on the historical volatility of the shares over a three year and two year period respectively up to the date of grant.

7 Share-based payments continued

Long Term Incentive Option Plan (LTIOP) and Long Term Incentive Plan (LTIP)

The LTIOP schemes were awarded to key senior employees at a grant price equal to the Group's share price. The vesting conditions include a continuation of service, a minimum of three years, and the performance of the Group's shares against a comparator group. The share price is tested against this group after three years and can be retested after four and five years if the options have not vested. The proportion of the options vesting is also dependent on the comparative share performance. The share options can be exercised up to 10 years after the grant date. Any options remaining unexercised after 10 years from the date of grant will expire.

In June 2006 a new executive plan (the LTIP) conditional award of shares was made. The vesting conditions are based on performance of the Group versus the FTSE 250 over the three year life of the scheme. At the vesting date the share award will either vest or lapse. The awards include a right to receive dividend equivalents on vesting. In June 2007 a further conditional award of shares was made.

The fair value of the LTIOP and LTIP options was calculated at the grant date using a Monte Carlo model based on the assumptions below.

	LTIP 2007	LTIP 2006	LTIOP 2005	LTIOP 2004	LTIOP 2003
Options granted	1,529,127	1,542,118	5,264,667	4,959,435	6,452,956
Fair value at grant date	106.0p	111.0p	35.6p	78.6p	78.3p
Assumptions used					
Share price	280p	237p	249p	369p	349p
Exercise price	Nil	Nil	251p	365p	349p
Expected volatility	22.9%	24.9%	34.9%	39.7%	39.7%
Expected option life	3 years	3 years	7 years	7 years	7 years
Expected dividend yield	6.8%	7.0%	6.2%	4.9%	5.9%
Risk free interest rate	5.5%	4.7%	4.1%	5.0%	5.0%

Volatility was estimated based on the historical volatility of the shares over a three year period up to the date of grant.

Save As You Earn (SAYE) schemes

The SAYE schemes are available to the majority of employees of the Group. They provide an option price equal to the daily average market price at the date of the offer less 20%. (The French scheme may be offered at a different rate to ensure compliance with French regulations.) The option exercise conditions are the employees' continued employment for the three or five year period and the maintenance of employees' regular monthly savings in an account. Failure of either of these conditions is deemed a forfeiture of the option. At the end of the period the employee has six months to either purchase the shares at the agreed price, or withdraw their savings with the accrued interest. There are no market conditions to the vesting of the options.

There have been 20 SAYE grants since 7 November 2002. Four were awarded on 3 July 2007, four were awarded on 4 July 2006, four were awarded on 24 June 2005, four were awarded on 30 June 2004 and a further four on 30 June 2003. The options granted, the fair value calculated using a Black-Scholes model, and the assumptions used, are shown below:

	SAYE 3 yr 2007	SAYE 5 yr 2007	SAYE 3 yr 2006	SAYE 5 yr 2006	SAYE 3 yr 2005	SAYE 5 yr 2005	SAYE 3 yr 2004	SAYE 5 yr 2004	SAYE 5 yr 2003
Options granted	382,543	222,116	832,027	510,502	1,105,515	795,833	386,423	291,856	1,241,553
Fair value at grant date	38.1p	50.5p	42.7p	51.0p	55.2p	58.3p	107.2p	126.8p	128.0p
Assumptions used									
Share price	262p	262p	232p	232p	247p	247p	357p	357p	325p
Exercise price	241p	241p	196p	196p	212p	212p	283p	283p	260p
Expected volatility	22.9%	29.8%	26.9%	33.6%	34.8%	35.7%	38.4%	38.4%	41.9%
Expected option life	3 years	5 years	3 years	5 years	3 years	5 years	3 years	5 years	5 years
Expected dividend yield	6.7%	6.7%	7.1%	7.1%	6.3%	6.3%	4.9%	4.9%	5.9%
Risk free interest rate	5.5%	5.5%	4.8%	4.8%	4.1%	4.1%	5.0%	5.0%	5.0%

French awards have the following differences to the above awards:

Options granted	6,103	5,698	2,298	29,790	10,384	25,210	6,434	15,502	38,910
Fair value at date of grant	38.1p	50.5p	42.7p	51.0p	55.2p	58.3p	103.4p	123.6p	123.9p
Exercise price	241p	241p	196p	196p	212p	212p	292p	292p	272p

Volatility was estimated based on the historical volatility of the shares over a 3 or 5 year period, as appropriate, up to the date of grant.

7 Share-based payments continued

US s423 scheme

The US s423 scheme is available to permanent employees of Allied Electronics Inc., the Group's US operating company. The options are granted to those who elect to participate and the scheme has a savings element similar to the SAYE scheme. At the end of one year up to 20% of the options can be exercised with the remainder exercisable after 2 years. The option price is the lesser of 85% of the market value of the shares on the date of grant and the date of exercise. There are no market conditions to the vesting of the options.

The fair value of the options was calculated at the grant date using a Black-Scholes model and the assumptions used are shown below.

	s423 2007	s423 2006	s423 2005
Options granted	4,203	12,370	15,496
Fair value at grant date	41.4p	39.1p	47.5p
Assumptions used			
Share price	262p	232p	247p
Exercise price	228p	197p	207p
Expected volatility	22.4%	24.0%	28.4%
Expected option life	2 years	2 years	2 years
Expected dividend yield	6.7%	6.8%	6.3%
Risk free interest rate	5.5%	4.8%	4.1%

Number and weighted average exercise prices of share options

In thousands of options	**Weighted average exercise price 2008**	**Number of options 2008**	Weighted average exercise price 2007	Number of options 2007
Outstanding at the beginning of the year	**264p**	**24,107**	291p	26,122
Forfeited during the year	**263p**	**(2,055)**	334p	(3,205)
Lapsed during the year	**275p**	**(1,193)**	254p	(1,651)
Exercised during the year	**227p**	**(25)**	252p	(88)
Granted during the year	**63p**	**2,371**	93p	2,929
Outstanding at the end of the year	**243p**	**23,205**	264p	24,107
Exercisable at the end of the year	**283p**	**20**	339p	37

Outstanding options include 7,570,411 options relating to schemes in operation before 7 November 2002.

The options outstanding at 31 March 2008 have an exercise price in the range 0p to 686p and a weighted average contractual life of 7.6 years.

In thousands of options	**2008**	2007
Option prices		
£nil - £1.00	**5,555**	4,233
£1.00-£2.00	**975**	1,246
£2.00-£3.00	**5,438**	5,936
£3.00-£4.00	**10,006**	11,129
£4.00-£5.00	**328**	538
£5.00-£6.00	**622**	713
£6.00-£7.00	**281**	312
	23,205	24,107

Employee expenses

	2008 £m	2007 £m
Share options granted in 2003/04	**–**	0.2
Share options granted in 2004/05	**0.1**	0.7
Share options granted in 2005/06	**(0.2)**	1.2
Share options granted in 2006/07	**0.6**	0.6
Share options granted in 2007/08	**0.6**	–
Total expense recognised as employee costs	**1.1**	2.7

8 Pension schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2008 amounted to £3.5m (2007: £5.2m). The contributions paid by the Group to the defined contribution section of the scheme amounted to £4.0m (2007: £2.2m).

The rules of the UK Electrocomponents Group Pension Scheme give the Trustee powers to wind up the scheme, which it may exercise if the Trustee is aware that the assets of the Scheme are insufficient to meet its liabilities. Although the Scheme is currently in deficit, the Trustee and the Company have agreed a plan to eliminate the deficit over time and the Trustee has confirmed that it has no current intention of exercising its power to wind up the Scheme.

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined benefit basis in Germany and Ireland amounting to £1.1m (2007: £1.1m), defined contribution basis in Australia and North America amounting to £1.0m (2007: £0.9m), and via government schemes in France, Italy, Scandinavia and North Asia amounting to £2.6m (2007: £2.4m).

The Group expects to pay £5.1m to its UK defined benefit pension plan in 2009 dependant upon the consultation referred to below.

As part of the formal triennial valuation of the United Kingdom defined benefit pension scheme at 31 March 2007, which has been agreed in principle with the Trustee of the scheme, the Group considered the prospective future cost and volatility of the UK defined benefit scheme structure. This has led to the Group concluding a consultation, on 3 April 2008, with the membership of the scheme over a number of proposed changes. These changes are designed to reduce the cost and volatility of maintaining the UK defined benefit scheme going forwards and are intended to apply from June 2008.

The principal assumptions used in the valuations of the liabilities of the Group's schemes were:

	2008 United Kingdom	**2008 Germany**	**2008 Republic of Ireland**	2007 United Kingdom	2007 Germany	2007 Republic of Ireland
Discount rate	**5.90%**	**5.50%**	**5.50%**	5.25%	4.75%	4.75%
Rate of increase in salaries	**3.80%**	**3.00%**	**4.00%**	3.85%	3.00%	4.00%
Rate of increase of pensions in payment	**3.60%**	**2.50%**	**2.50%**	3.10%	2.00%	2.00%
Inflation assumption	**3.60%**	**2.50%**	**2.50%**	3.10%	2.00%	2.00%

The expected long term rates of return on the schemes' assets as at 31 March were:

	2008 United Kingdom	**2008 Germany**	**2008 Republic of Ireland**	2007 United Kingdom	2007 Germany	2007 Republic of Ireland
Equities	**7.60%**	**n/a**	**7.70%**	7.40%	n/a	7.30%
Corporate bonds	**5.40%**	**n/a**	**n/a**	4.50%	n/a	n/a
Government bonds	**4.10%**	**n/a**	**4.70%**	3.90%	n/a	4.30%
Diversified growth funds	**7.10%**	**n/a**	**n/a**	n/a	n/a	n/a
Enhanced matching funds	**4.25%**	**n/a**	**n/a**	n/a	n/a	n/a
Cash	**4.75%**	**n/a**	**n/a**	4.50%	n/a	n/a
Other	**n/a**	**n/a**	**5.70%**	n/a	n/a	5.30%

The expected return for each asset class is based on a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by available yields) and the views of investment organisations.

Based upon the demographics of scheme members, the weighted average life expectancy assumptions used to determine benefit obligations were:

	2008 United Kingdom Years	**2008 Germany Years**	**2008 Republic of Ireland Years**	2007 United Kingdom Years	2007 Germany Years	2007 Republic of Ireland Years
Member aged 65 (current life expectancy) - male	**22.0**	**18.4**	**21.4**	20.2	18.4	21.4
Member aged 65 (current life expectancy) - female	**24.9**	**22.5**	**26.4**	23.1	22.5	26.4
Member aged 45 (life expectancy at aged 65) - male	**23.1**	**21.8**	**21.4**	21.2	21.8	21.4
Member aged 45 (life expectancy at aged 65) - female	**25.9**	**25.7**	**26.4**	24.0	25.7	26.4

8 Pension schemes continued

The amounts recognised in the income statement were:

	2008 United Kingdom £m	2008 Germany £m	2008 Republic of Ireland £m	2008 Total £m	2007 United Kingdom £m	2007 Germany £m	2007 Republic of Ireland £m	2007 Total £m
Current service cost	**5.6**	**0.7**	**0.1**	**6.4**	6.9	0.7	0.1	7.7
Past service cost	**–**	**–**	**–**	**–**	–	–	–	–
Interest cost	**16.0**	**0.3**	**0.1**	**16.4**	14.2	0.3	0.1	14.6
Expected return on assets	**(18.1)**	**–**	**(0.1)**	**(18.2)**	(15.9)	–	(0.1)	(16.0)
Total income statement charge	**3.5**	**1.0**	**0.1**	**4.6**	5.2	1.0	0.1	6.3

Of the charge for the year, £0.2m (2007: £0.3m) has been included in administrative expenses and the remainder £4.4m (2007: £6.0m) in distribution and marketing expenses.

The actual loss on scheme assets was: UK £0.5m (2007: return £14.4m), Germany £nil (2007: £nil) and Republic of Ireland £0.3m (2007: return £0.2m).

The valuations of the assets of the schemes as at 31 March were:

	2008 United Kingdom £m	2008 Germany £m	2008 Republic of Ireland £m	2007 United Kingdom £m	2007 Germany £m	2007 Republic of Ireland £m
Equities	**113.2**	**n/a**	**1.6**	203.7	n/a	1.6
Corporate bonds	**14.6**	**n/a**	**–**	24.0	n/a	–
Government bonds	**18.9**	**n/a**	**0.3**	41.6	n/a	0.2
Diversified growth funds	**98.9**	**n/a**	**–**	–	n/a	–
Enhanced matching funds	**27.9**	**n/a**	**–**	–	n/a	–
Cash	**0.9**	**n/a**	**–**	2.6	n/a	–
Other	**–**	**n/a**	**0.3**	–	n/a	0.2
Total market value of assets	**274.4**	**–**	**2.2**	271.9	–	2.0

No amount is included in the market value of assets relating to either financial instruments or property occupied by the Group.

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit pension schemes was:

	2008 United Kingdom Valuation £m	2008 Germany Valuation £m	2008 Republic of Ireland Valuation £m	2008 Total Valuation £m	2007 United Kingdom Valuation £m	2007 Germany Valuation £m	2007 Republic of Ireland Valuation £m	2007 Total Valuation £m
Total market value of assets	**274.4**	**–**	**2.2**	**276.6**	271.9	–	2.0	273.9
Present value of scheme liabilities	**(296.2)**	**(7.8)**	**(2.6)**	**(306.6)**	(303.8)	(6.5)	(2.3)	(312.6)
Deficit in the scheme	**(21.8)**	**(7.8)**	**(0.4)**	**(30.0)**	(31.9)	(6.5)	(0.3)	(38.7)

The German scheme is unfunded, in line with local practice, and the deficit of £7.8m in the German scheme is financed through accruals established within the German accounts.

8 Pension schemes continued

The movement in present value of the defined benefit obligations in the current period was:

	2008 United Kingdom Valuation £m	**2008 Germany Valuation £m**	**2008 Republic of Ireland Valuation £m**	**2008 Total Valuation £m**	2007 United Kingdom Valuation £m	2007 Germany Valuation £m	2007 Republic of Ireland Valuation £m	2007 Total Valuation £m
Present value of the defined benefit obligations at the beginning of the year	**303.8**	**6.5**	**2.3**	**312.6**	288.7	6.3	2.3	297.3
Movement in year:								
Current service cost	**5.6**	**0.7**	**0.1**	**6.4**	6.9	0.7	0.1	7.7
Interest cost	**16.0**	**0.3**	**0.1**	**16.4**	14.2	0.3	0.1	14.6
Contributions from scheme members	**2.2**	**–**	**–**	**2.2**	2.4	–	–	2.4
Insurance premiums paid	**–**	**(0.1)**	**–**	**(0.1)**	–	(0.1)	–	(0.1)
Actuarial gain	**(23.2)**	**(0.8)**	**(0.3)**	**(24.3)**	(0.5)	(0.4)	(0.2)	(1.1)
Benefits paid	**(8.2)**	**(0.1)**	**–**	**(8.3)**	(7.9)	(0.1)	–	(8.0)
Exchange differences	**–**	**1.3**	**0.4**	**1.7**	–	(0.2)	–	(0.2)
Present value of the defined benefit obligations at the end of the year	**296.2**	**7.8**	**2.6**	**306.6**	303.8	6.5	2.3	312.6

The movement in present value of the fair value of scheme assets in the current period was:

	2008 United Kingdom Valuation £m	**2008 Germany Valuation £m**	**2008 Republic of Ireland Valuation £m**	**2008 Total Valuation £m**	2007 United Kingdom Valuation £m	2007 Germany Valuation £m	2007 Republic of Ireland Valuation £m	2007 Total Valuation £m
Present value of fair value of scheme assets at the beginning of the year	**271.9**	**–**	**2.0**	**273.9**	253.7	–	1.8	255.5
Movement in year:								
Expected return on scheme assets	**18.1**	**–**	**0.1**	**18.2**	15.9	–	0.1	16.0
Actuarial loss	**(18.6)**	**–**	**(0.5)**	**(19.1)**	(1.5)	–	–	(1.5)
Contributions by company	**9.0**	**0.1**	**0.1**	**9.2**	9.3	0.1	0.1	9.5
Contributions from scheme members	**2.2**	**–**	**–**	**2.2**	2.4	–	–	2.4
Insurance premiums paid	**–**	**(0.1)**	**–**	**(0.1)**	–	(0.1)	–	(0.1)
Benefits paid	**(8.2)**	**(0.1)**	**–**	**(8.3)**	(7.9)	(0.1)	–	(8.0)
Exchange differences	**–**	**0.1**	**0.5**	**0.6**	–	0.1	–	0.1
Present value of fair value of scheme assets at the end of the year	**274.4**	**–**	**2.2**	**276.6**	271.9	–	2.0	273.9

Experience adjustments were:

	2008 United Kingdom	**2008 Germany**	**2008 Republic of Ireland**	2007 United Kingdom	2007 Germany	2007 Republic of Ireland
Difference between expected and actual return on plan assets	**(6.8%)**	**n/a**	**(26.0%)**	(0.6%)	n/a	(2.3%)
Experience losses (gains) on plan liabilities	**1.5%**	**0.4%**	**2.5%**	0.3%	(0.9%)	(2.5%)

The cumulative amount of actuarial gains recognised is £9.5m (2007: £4.3m).

In addition, the value of the assets held in respect of AVCs amounted to £0.9m as at 31 March 2008 (2007: £1.0m).

The value of the assets held in respect of the defined contribution section of the UK scheme amounted to £6.3m as at 31 March 2008 (2007: £5.5m).

9 Income tax expense

Taxation on the profit of the Group	2008 £m	Restated 2007 £m
United Kingdom corporation tax at 30% (2007: 30%)	**28.0**	19.4
United Kingdom deferred taxation	**0.9**	1.6
Double tax relief	**(15.5)**	(8.8)
	13.4	12.2
Overseas taxation – current	**13.7**	12.4
Overseas taxation – deferred	**4.4**	5.0
Total income tax expense in income statement	**31.5**	29.6
Total tax expense is reconciled to a notional 30% (2007: 30%) of profit before taxation as follows:		
Expected tax charge	**28.6**	26.2
Differences in overseas corporation tax rates	**1.7**	2.0
Utilisation of tax losses	**0.3**	0.7
Items not deductible for tax purposes	**(0.1)**	(0.1)
Other local taxes suffered overseas	**0.4**	0.5
Deferred tax adjustment due to change in United Kingdom corporation tax rate	**(0.1)**	–
Non-taxable income	**(1.3)**	(1.5)
Over provision in prior years	**2.0**	1.8
	31.5	29.6

Deferred tax recognised directly in equity

	2008 £m	Restated 2007 £m
Recognised in retained earnings		
Relating to equity-settled transactions	–	0.3
Relating to actuarial losses	**1.3**	(0.3)
Recognised in the hedging reserve		
Relating to loss on cash flow hedges	**(3.3)**	–
	(2.0)	–

In the UK the standard rate of corporation tax was reduced from 30% to 28% from 1 April 2008. The impact of the change in tax rate in the UK is reflected in the movement on deferred tax credited to the income statement of £0.1m detailed in the tax reconciliation above.

10 Dividends

	2008 £m	2007 £m
Amounts recognised in the period:		
Final dividend for the year ended 31 March 2007 – 12.6p (2006: 12.6p)	**54.8**	54.8
Interim dividend for the year ended 31 March 2008 – 5.8p (2007: 5.8p)	**25.2**	25.2
	80.0	80.0
Proposed dividend for the year ended 31 March 2008 – 12.6p	**54.8**	

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these accounts.

11 Earnings per share

	2008 £m	Restated 2007 £m
Profit for the year attributable to the equity shareholders	**63.9**	57.6
Reorganisation costs (income)	**1.0**	(0.8)
Tax impact of reorganisation costs and provision for RoHS	**(0.3)**	0.2
Headline profit on ordinary activities after taxation	**64.6**	57.0
Weighted average number of shares	**435,030,505**	434,949,638
Dilutive effect of share options	**1,232,055**	1,462,381
Diluted weighted average number of shares	**436,262,560**	436,412,019

	pence	pence
Basic earnings per share	**14.7**	13.2
Diluted earnings per share	**14.6**	13.2
Headline basic earnings per share	**14.8**	13.1
Headline diluted earnings per share	**14.8**	13.1

A further 15,346,707 share options were outstanding as at 31 March 2008 (2007: 12,941,763) but were not included as they were anti-dilutive.

12 Intangible assets

Cost	Goodwill £m	Software £m	Other Intangibles £m	Total £m
At 1 April 2006	150.4	85.1	0.3	235.8
External additions	–	20.0	–	20.0
Disposals	–	(2.2)	–	(2.2)
Translation differences	(16.8)	(1.0)	–	(17.8)
At 1 April 2007	133.6	101.9	0.3	235.8
External additions	–	6.2	–	6.2
Disposals	–	–	–	–
Translation differences	(1.9)	2.8	–	0.9
At 31 March 2008	**131.7**	**110.9**	**0.3**	**242.9**
Amortisation				
At 1 April 2006	–	27.6	–	27.6
Charged in the year	–	11.5	–	11.5
Disposals	–	–	–	–
Translation differences	–	–	–	–
At 1 April 2007	–	39.1	–	39.1
Charged in the year	–	13.5	–	13.5
Disposals	–	–	–	–
Translation differences	–	1.7	–	1.7
At 31 March 2008	**–**	**54.3**	**–**	**54.3**
Net book value				
At 31 March 2008	**131.7**	**56.6**	**0.3**	**188.6**
At 31 March 2007	133.6	62.8	0.3	196.7
At 31 March 2006	150.4	57.5	0.3	208.2

Goodwill principally relates to the acquisition of Allied Electronics Inc. in July 1999.

The recoverable amount of goodwill is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and management projections for a further six years. Cash flows for further periods are extrapolated using a growth rate of 2% (2007: 2%) which is appropriate for the long-term nature of the business. A pre-tax discount rate of 9% (2007: 9%) has been used in discounting the projected cash flows.

A period of more than five years has been used as the Directors believe this is a reasonable assumption based on the fact that the investments are all held for the long term. For periods after five years, the use of extrapolations from earlier budgets and forecasts, after assessing the reasonableness of the assumptions, by examining the causes of differences between past cash flow projections and actual cash flows has been used.

The key assumptions used is the sales growth rate. This is based upon historical growth rates and future plans in the medium-term. Long-term growth rates are based upon expected GDP growth, in line with IAS 36: Impairment of Assets, rather than management expectations.

The recoverable amount of the unit exceeds its carrying value and the carrying value of the goodwill is therefore not impaired.

13 Property, plant and equipment

Cost	Land and buildings £m	Plant and machinery £m	Computer systems £m	Total £m
At 1 April 2006	96.8	101.6	59.1	257.5
Additions	10.6	7.0	7.2	24.8
Disposals	(9.9)	(1.6)	(2.2)	(13.7)
Reclassification	–	1.8	(1.8)	–
Translation differences	(1.7)	(1.4)	(0.9)	(4.0)
At 1 April 2007	95.8	107.4	61.4	264.6
Additions	1.3	6.4	5.2	12.9
Disposals	(0.5)	(3.9)	(1.8)	(6.2)
Translation differences	4.9	3.3	1.7	9.9
At 31 March 2008	**101.5**	**113.2**	**66.5**	**281.2**
Depreciation				
At 1 April 2006	22.6	79.5	42.6	144.7
Charged in the year	1.5	6.5	7.5	15.5
Disposals	(1.2)	(1.4)	(2.2)	(4.8)
Reclassification	–	1.6	(1.6)	–
Translation differences	(0.2)	(1.0)	(0.7)	(1.9)
At 1 April 2007	22.7	85.2	45.6	153.5
Charged in the year	1.8	4.9	6.5	13.2
Disposals	(0.5)	(3.5)	(1.5)	(5.5)
Translation differences	0.9	2.8	1.4	5.1
At 31 March 2008	**24.9**	**89.4**	**52.0**	**166.3**
Net book value				
At 31 March 2008	**76.6**	**23.8**	**14.5**	**114.9**
At 31 March 2007	73.1	22.2	15.8	111.1
At 31 March 2006	74.2	22.1	16.5	112.8

Net book value of land and buildings	2008 £m	2007 £m
Freehold land	**11.8**	11.1
Freehold buildings	**61.8**	58.5
Long leasehold buildings	**0.4**	1.1
Short leasehold buildings	**2.6**	2.4
	76.6	73.1

Net book value of plant and machinery	2008 £m	2007 £m
Plant and machinery	**20.6**	19.8
Other office equipment	**2.2**	1.5
Motor vehicles	**1.0**	0.9
	23.8	22.2

All classes of tangible assets are depreciated except for freehold land.

14 Capital commitments

	2008 £m	2007 £m
Contracted capital expenditure at 31 March, for which no provision has been made in these accounts	**0.6**	4.4

15 Investments

	2008 £m	2007 £m
Jointly controlled entity	**0.4**	0.3
	0.4	0.3

For details of the jointly controlled entity, see note 16 to the Group accounts.

16 Principal subsidiary undertakings and associated undertakings

	Principal location	Country of incorporation
Mail order of electronic, electrical and mechanical products		
RS Components Pty Limited*	Sydney	Australia
RS Components GesmbH*	Gmünd	Austria
Allied Electronics (Canada) Inc.*	Ottawa	Canada
RS Componentes Electrónicos Limitada*	Santiago	Chile
RS Components A/S*	Copenhagen	Denmark
Radiospares Composants SNC*	Beauvais	France
RS Components GmbH*	Frankfurt	Germany
RS Components Limited*	Kowloon	Hong Kong
RS Components & Controls (India) Limited†	New Delhi	India
RS Components SpA*	Milan	Italy
RS Components KK*	Yokohama	Japan
RS Components Sdn Bhd*	Kuala Lumpur	Malaysia
RS Components BV*	Haarlem	Netherlands
RS Components Limited*	Auckland	New Zealand
RS Components AS*	Haugesund	Norway
RS Components (Shanghai) Company Limited*	Shanghai	People's Republic of China
Radionics Limited*	Dublin	Republic of Ireland
RS Components Pte Limited*	Singapore	Singapore
Amidata SA*	Madrid	Spain
RS Components AB*	Vällingby	Sweden
RS Components Company Limited*	Bangkok	Thailand
RS Components Limited	Corby	United Kingdom
Allied Electronics Inc.*	Fort Worth, TX	United States of America
Holding and Management Companies		
Electrocomponents France SARL*	Beauvais	France
Electrocomponents UK Limited	Oxford	United Kingdom
RS Components Holdings Limited*	Oxford	United Kingdom
Electrocomponents North America Inc.*	Laytonsville, MD	United States of America

Except as stated below all of the above are wholly owned by Electrocomponents plc. Those companies marked with an asterisk are indirectly owned. The companies operate within their countries of incorporation. RS Components Limited (UK) exports to most countries where we do not have a trading company and operates branch offices in Japan, South Africa, Taiwan, and the Philippines. RS Components Limited also operates under the names of RS Calibration, RS Mechanical and RS Health & Safety in the United Kingdom.

† RS Components & Controls (India) Limited (RSCC) is a jointly controlled entity with Controls & Switchgear Company Limited, a company registered in India. The authorised share capital of this company is Rs20m, of which Rs18m is issued and owned in equal shares by Electrocomponents UK Limited and its partner. RS Components Limited supplies product and catalogues to RSCC, while office space and distribution network are provided by Controls & Switchgear. During the year ended 31 March 2008 the Group made sales of £0.8m (2007: £0.8m) to RSCC and supplied catalogues at a cost to RSCC of £0.1m (2007: £0.1m). RSCC is treated in the accounts as an associated undertaking.

17 Inventories

	2008 £m	2007 £m
Raw materials and consumables	**8.5**	10.4
Finished goods and goods for resale	**152.6**	150.2
	161.1	160.6

18 Trade and other receivables

	2008 £m	Restated 2007 £m
Gross trade receivables	**165.0**	154.8
Provision for doubtful debts	**(3.9)**	(3.5)
Amounts owed by jointly controlled entity	**0.5**	0.4
Derivative assets	**1.1**	2.0
Other receivables	**2.2**	3.4
Other prepayments and accrued income	**8.1**	6.5
Trade and other receivables falling due within one year	**173.0**	163.6
Corporation tax	**0.3**	0.2
Other receivables	**2.6**	2.5
Other receivables falling due after more than one year	**2.9**	2.7

19 Trade and other payables

	2008 £m	2007 £m
Trade payables	**79.2**	82.8
Other taxation and social security	**10.3**	9.6
Derivative liabilities	**11.8**	1.1
Other payables	**5.7**	4.6
Government grants	**0.2**	0.2
Accruals and deferred income	**36.5**	34.6
Trade and other payables due within one year	**143.7**	132.9
Other payables	**3.8**	3.5
Government grants	**4.6**	4.4
Other payables due in more than one year	**8.4**	7.9

20 Interest bearing loans and borrowings

	2008 £m	2007 £m
Non-current liabilities:		
Unsecured bank facilities	**165.2**	70.2
Secured bank loans	**2.2**	2.5
Unsecured bank loans	**4.0**	3.4
Finance lease liabilities	**1.0**	0.2
	172.4	76.3
Current liabilities:		
Unsecured bank facilities	**4.3**	51.1
Unsecured overdrafts	**1.2**	1.9
Secured bank loans	**0.7**	0.6
Unsecured bank loans	**–**	23.1
Finance lease liabilities	**0.9**	2.3
	7.1	79.0
Borrowings are repayable as follows:		
Amounts falling due on demand or in less than one year	**7.1**	79.0
In more than one but not more than two years	**166.9**	0.8
In more than two but not more than three years	**4.8**	70.8
In more than three but not more than four years	**0.7**	4.1
In more than four but not more than five years	**–**	0.6
	179.5	155.3

Borrowings are analysed by currency as:

	Total 2008 £m	Sterling 2008 £m	US Dollars 2008 £m	Euro 2008 £m	Japanese Yen 2008 £m	Other 2008 £m
Unsecured bank overdrafts	**1.2**	**–**	**0.2**	**0.1**	**–**	**0.9**
Unsecured bank facilities	**169.5**	**–**	**85.3**	**32.0**	**34.5**	**17.7**
Secured bank loans	**2.9**	**–**	**–**	**2.9**	**–**	**–**
Unsecured bank loans	**4.0**	**–**	**–**	**–**	**4.0**	**–**
Finance lease liabilities	**1.9**	**1.5**	**0.4**	**–**	**–**	**–**
Total borrowings	**179.5**	**1.5**	**85.9**	**35.0**	**38.5**	**18.6**

	Total 2007 £m	Sterling 2007 £m	US Dollars 2007 £m	Euro 2007 £m	Japanese Yen 2007 £m	Other 2007 £m
Unsecured bank overdrafts	1.9	0.7	0.2	–	0.2	0.8
Unsecured bank facilities	121.3	–	51.1	37.4	26.0	6.8
Secured bank loans	3.1	–	–	3.1	–	–
Unsecured bank loans	26.5	7.1	1.3	–	5.7	12.4
Finance lease liabilities	2.5	2.5	–	–	–	–
Total borrowings	155.3	10.3	52.6	40.5	31.9	20.0

Notes to the Group Accounts
continued

21 Financial instruments

Fair values of financial assets and liabilities
Set out below is a comparison by category of carrying values and fair values of all the Group's financial assets and liabilities as at 31 March 2008 and 31 March 2007. None of the financial assets or financial liabilities have been reclassified during the year.

	Derivatives and other items at fair value £m	Amortised cost £m	Total carrying value £m	Fair value £m
2008				
Cash and cash equivalents*		28.4	28.4	28.4
Bank overdrafts**		(1.2)	(1.2)	(1.2)
Interest rate swaps:				
Assets	–		–	–
Liabilities	–		–	–
Forward exchange contracts:				
Assets	1.1		1.1	1.1
Liabilities	(11.8)		(11.8)	(11.8)
Loans due within one year	(0.7)	(4.3)	(5.0)	(5.0)
Loans due after more than one year	(6.2)	(165.2)	(171.4)	(171.4)
Finance lease liabilities		(1.9)	(1.9)	(1.9)
Other financial assets		165.4	165.4	165.4
Other financial liabilities		(149.2)	(149.2)	(149.2)
At 31 March 2008	**(17.6)**	**(128.0)**	**(145.6)**	**(145.6)**

	Derivatives and other items at fair value £m	Amortised cost £m	Total carrying value £m	Fair value £m
2007				
Cash and cash equivalents*		19.1	19.1	19.1
Bank overdrafts**		(1.9)	(1.9)	(1.9)
Interest rate swaps:				
Assets	–		–	–
Liabilities	–		–	–
Forward exchange contracts:				
Assets	2.0		2.0	2.0
Liabilities	(1.1)		(1.1)	(1.1)
Loans due within one year	(0.7)	(74.1)	(74.8)	(74.8)
Loans due after more than one year	(5.8)	(70.3)	(76.1)	(76.1)
Finance lease liabilities		(2.5)	(2.5)	(2.5)
Other financial assets		156.6	156.6	156.6
Other financial liabilities		(149.6)	(149.6)	(149.6)
At 31 March 2007	**(5.6)**	**(122.7)**	**(128.3)**	**(128.3)**

* Largely comprises local bank account balances, which typically bear interest at rates set by reference to local applicable rates or cash float balances which have not yet cleared for interest purposes.
** Bank overdrafts are repayable on demand and are all unsecured. They bear interest at rates set by reference to applicable local rates.

Estimation of fair values
The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives
For interest rate swaps broker quotes are used. Forward exchange contracts are valued by discounting the difference between the contractual forward price and the current forward rate.

21 Financial instruments continued

Interest-bearing loans
Fair value is calculated based on discounted expected future principal and interest cash flows. For amounts with a repricing maturity of less than one year carrying amount approximates fair value.

Finance lease liabilities
The fair value is estimated as the present value of future cash flows discounted at market rates.

Other financial assets and liabilities
Receivables and payables are discounted to determine the fair value. For amounts with a repricing maturity of less than one year the carrying amount approximates fair value.

Risk management objectives and policies
The principal financial risks to which the Group is exposed are those of liquidity, market and credit. Each of these are managed in accordance with Board approved policies. The policies are set out below.

Liquidity risk
The Group's key priority is to ensure that it can always meet its liabilities as they fall due. The Group ensures this by always having sufficient committed debt facilities in place to meet all its anticipated funding requirements. The Group's forecast funding requirements and its committed debt facilities are reported to and monitored by the Treasury Committee monthly.

As at 31 March 2008 the Group had three committed revolving bank facilities, one bilateral multicurrency facility for £12.5m, a syndicated multicurrency facility for £110m and US $120m and a syndicated facility for £63.5m, all with a maturity of February 2010. It also had a fully drawn bank facility for Yen 800m with a maturity of December 2010 and a fully drawn, amortising, bank facility of €3.6m as at 31 March 2008, with a final maturity of March 2012. The bank facility for €3.6m was secured on the Group's warehouse in Bad Hersfeld.

As at 31 March 2008, the Group had available £81.1m of undrawn committed debt facilities in respect of which all conditions precedent had been met.

The Group also uses bank overdrafts, uncommitted short term money market loans, cash and short term investments. The main purpose of these financial instruments is to manage the Group's day-to-day funding and liquidity requirements.

Although external credit market conditions have worsened over the year the Group does not believe its liquidity risk, i.e. its ability to raise sufficient committed debt finance as and when required, has materially changed.

Maturity profile of financial liabilities

	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Bank overdrafts	(1.2)	–	–	–	–	–
Loans	(5.0)	(165.9)	(4.8)	(0.7)	–	–
Finance lease liabilities	(0.9)	(1.0)	–	–	–	–
Other financial liabilities	(149.2)	–	–	–	–	–
At 31 March 2008	**(156.3)**	**(166.9)**	**(4.8)**	**(0.7)**	–	–

	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Bank overdrafts	(1.9)	–	–	–	–	–
Loans	(74.8)	(0.6)	(70.8)	(4.1)	(0.6)	–
Finance lease liabilities	(2.3)	(0.2)	–	–	–	–
Other financial liabilities	(149.6)	–	–	–	–	–
At 31 March 2007	**(228.6)**	**(0.8)**	**(70.8)**	**(4.1)**	**(0.6)**	–

Market risk
Foreign currency transactional risk
The Group is exposed to foreign currency transaction risk because most operating companies have some level of payables in currencies other than their functional currency. Some operating companies also have receivables in currencies other than their functional currency.

Hedging of currency exposures over operating company catalogue lives is implemented in order to 'shelter' the forecast gross profits over those catalogue lives. In this way the impacts of currency fluctuations can be smoothed until catalogue selling prices can be changed in the light of movements in exchange rates. The hedges are enacted through forward foreign currency contracts entered into by Group Treasury based on trading projections provided by the operating companies.

In addition specific cash flows relating to material transactions in currencies other than the functional currency of the local business are hedged when the commitment is made.

21 Financial instruments continued

Within cash flow hedges the Group classifies forward exchange contracts as hedging instruments against forecast receivables/payables. The forecast cash flows are expected to occur evenly throughout the period for 14 months from the year end, and will affect the profit and loss account in the period in which they occur. The net fair value of forward exchange contracts not used as hedges of forecast transactions at 31 March 2008 was £nil.

Cash flow hedges

	£m
Fair value of cash flow hedges as at 31 March 2006:	
Assets	0.9
Liabilities	(1.0)
Net	(0.1)
In the year ended 31 March 2007:	
Amount removed from equity and taken to income statement in operating profit	(0.4)
Ineffective hedges taken to income statement in operating profit	–
Fair value of cash flow hedges taken to equity	1.4
Fair value of cash flow hedges as at 31 March 2007:	
Assets	2.0
Liabilities	(1.1)
Net	0.9
In the year ended 31 March 2008:	
Amount removed from equity and taken to income statement in operating profit	(0.8)
Ineffective hedges taken to income statement in operating profit	(0.1)
Fair value of cash flow hedges taken to equity	(10.7)
Fair value of cash flow hedges as at 31 March 2008:	
Assets	1.1
Liabilities	(11.8)
Net	**(10.7)**

Foreign currency transaction exposures, and the hedges in place to mitigate them, are monitored monthly by Group Treasury.

The Group does not believe its foreign currency transactional risk has materially altered during the year.

Foreign currency translational risk

The Group has designated certain external loans as net investment hedges against its investments in its US and European subsidiaries. The carrying amount of the US hedge as at 31 March 2008 was US $170m (£85.4m), of which US $104.9m (£52.7m) formed part of the unsecured bank facility and US $65.1m (£32.7m) was in the form of an overdraft. The carrying amount of the Euro hedge was €65m (£52.0m), of which €40m (£32m) formed part of the unsecured bank facility and €25m (£20m) was in the form of an overdraft. Both the US Dollar and Euro overdrafts were shown in the balance sheet netted with positive cash balances, as there is an absolute right of set-off.

The carrying value of these US $ and € hedges remained unchanged, and 100% effective, throughout the year ended 31 March 2008 and the year ended 31 March 2007.

A foreign exchange loss of £6.5m (2007: gain £12.2m) was recognised in equity on translation of the loans to Sterling in the year ended 31 March 2008.

No other foreign currency translation exposures are explicitly hedged although local currency debt is used where economic and fiscally efficient in the financing of subsidiaries and this provides a partial economic hedge. Guidelines are in place for reviewing the impact of translation exposures on both the currency mix of the Group's net debt and the Group's consolidated profit and loss and net assets. The Group does not believe its foreign currency translational risk has materially altered during the year.

21 Financial instruments continued

Interest rate risk

The Group has relatively low levels of debt and therefore interest rate risk. For this reason the Group adopts a policy of paying and receiving interest on a variable interest rate basis, since this minimises interest cost over time. This policy is subject to regular monitoring of the effect of potential changes in interest rates on its interest cost with a view to taking suitable actions should exposure reach certain levels. The Group does not believe its interest rate risk has materially altered during the year.

Two interest rate swaps have been entered into in order to hedge interest rate risk. The swaps mature over the next four years following the maturity of the related loans, one of which is amortising, and have fixed swap rates of 1.15% and 3.85%. At 31 March 2008 the Group had interest rate swaps with notional contract amounts of JPY 800m and € 3.6m (2007: JPY 800m and € 4.5m).

Interest rate profile

The interest rate profile of the Group's interest bearing financial instruments, as at 31 March 2008 and as at 31 March 2007 are set out below. In the case of non-current financial liabilities, the classification includes the impact of the interest rate swaps.

	2008			2007		
	Total £m	**Fixed rate £m**	**Floating rate £m**	Total £m	Fixed rate £m	Floating rate £m
Financial liabilities						
Interest bearing loans and borrowings						
Current	**(7.1)**	**(0.9)**	**(6.2)**	(79.0)	(2.3)	(76.7)
Non-current	**(172.4)**	**(1.0)**	**(171.4)**	(76.3)	(0.2)	(76.1)
	(179.5)	**(1.9)**	**(177.6)**	(155.3)	(2.5)	(152.8)
Financial assets						
Fixed deposits	**22.5**	**–**	**22.5**	3.0	–	3.0
Cash and cash equivalents	**5.9**	**–**	**5.9**	16.1	–	16.1
	28.4	**–**	**28.4**	19.1	–	19.1

The Group classifies its interest rate swaps as fair value hedges and states them at fair value.

Fair value hedges

	2008 £m	2007 £m
Included in finance income and expense		
Fair value adjustments through the income statement in respect of hedged debt designated at fair value	**–**	–
Fair value adjustments through the income statement in respect of hedging instruments designated at fair value	**–**	–
Net	**–**	–

Multi-currency cash pooling is in place with the Group's banks to ensure daily netting of almost all the Groups cash flows in all currencies with consequent improvements to liquidity and interest costs.

Sensitivity analysis

The sensitivity analysis set out below summarises the impact:

- On the interest expense of a 1% increase/decrease in interest rates on all currencies from their actual levels for the year ended 31 March 2007 and the year ended 31 March 2008;
- On the Group profit before tax of a 1% increase/decrease in the value of the US Dollar and the Euro against Sterling from the actual level for the year ended 31 March 2007 and the year ended 31 March 2008.

The sensitivity analysis is based on the following:

- Changes in market interest rates affect the interest income or expense of variable interest financial instruments;
- Changes in market interest rates only affect interest income or expense in relation to financial instruments with fixed interest rates if these are recognised at their fair market value;
- Changes in market interest rates affect the fair value of derivative financial instruments designated as hedging instruments and all interest rate hedges are expected to be highly effective;
- Changes in the fair values of derivative financial instruments and other financial assets and liabilities are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end;
- All net investment and foreign currency cash flow hedges are expected to be effective.

21 Financial instruments continued

Year ended 31 March 2008	**1% Increase in Interest Rates £m**	**1% Decrease in Interest Rates £m**	**1% Increase in value of US$ & € £m**	**1% Decrease in value of US$ & € £m**
Impact on income statement: (loss) gain	**(1.7)**	**1.7**	**0.5**	**(0.5)**
Impact on equity: (loss) gain	**0.2**	**(0.2)**	**0.7**	**(0.7)**

Year ended 31 March 2007	1% Increase in Interest Rates £m	1% Increase in Interest Rates £m	1% Increase in value of US$ & € £m	1% Decrease in value of US$ & € £m
Impact on income statement: (loss) gain	(1.5)	1.5	0.4	(0.4)
Impact on equity: (loss) gain	–	–	1.2	(1.2)

Credit risk

The Group is exposed to credit risk on financial assets such as cash balances (including deposits and cash and cash equivalents) and derivative instruments and on trade and other receivables.

The amounts in the balance sheet represent the maximum credit risk exposure at the balance sheet date. There were no significant concentrations of credit risk at the balance sheet date, as exposure is spread over a large number of counterparties and customers and geographical location. As such the Group does not believe its credit risk has materially altered during the year.

Financial assets

The Group identifies counterparties of suitable creditworthiness based on ratings assigned by international credit-rating agencies and has procedures to ensure that only these parties are used, that exposure limits are set based on the external credit ratings, and that these limits are not exceeded.

Trade and other receivables

All operating companies have credit policies and monitor their credit exposure on an ongoing basis. Each operating company performs credit evaluations on all customers seeking credit over a certain amount. Trading receivables are stated net of allowances for doubtful receivables, estimated by local management based on prior experience of customers and assessment of their current economic environment. There are no significant individual allowances for doubtful receivables included within this amount.

For countries with no local operating company presence export credit limits are set and monitored on a country basis monthly by Group Treasury.

Given the profile of our customers, whereby credit risk is spread amongst a large number of customers with small balances, no further material credit risk has been identified with the trade receivables not past due other than those balances for which an allowance has been made.

The maximum exposure to credit risk for trade receivables at the reporting date by geographical region was:

	2008 £m	2007 £m
UK	**58.3**	61.0
US	**18.1**	18.1
Euro zone countries	**66.8**	57.3
Other European countries	**2.3**	2.2
Japan	**2.7**	2.3
Other countries	**12.9**	10.4
	161.1	151.3

21 Financial instruments continued

The ageing of trade receivables at the reporting date was:

	2008 £m	2007 £m
Not past due	**80.2**	80.7
Past due 0-60 days	**76.3**	67.8
Past due 60-120 days	**4.6**	2.8
Past due >120 days	**–**	–

Capital management
The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Board of Directors monitors the return on capital, which the Group defines as Headline operating profit as a percentage of net assets plus net debt. The Board of Directors also monitors the level of dividends to ordinary shareholders. There were no changes in the Group's approach to capital management during the year.

22 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
Group	2008 £m	Restated 2007 £m	2008 £m	2007 £m	2008 £m	Restated 2007 £m
Property, plant & equipment	**0.4**	0.1	**(12.7)**	(13.5)	**(12.3)**	(13.4)
Goodwill	**–**	–	**(22.3)**	(18.3)	**(22.3)**	(18.3)
Retirement benefit obligations	**6.1**	9.6	**–**	–	**6.1**	9.6
Inventories	**0.2**	0.4	**(0.1)**	(0.1)	**0.1**	0.3
Employee benefits	**1.4**	1.5	**–**	–	**1.4**	1.5
Provisions	**1.3**	1.0	**–**	–	**1.3**	1.0
Other items	**5.8**	2.4	**(0.6)**	(0.8)	**5.2**	1.6
Tax losses	**10.8**	11.1	**–**	–	**10.8**	11.1
Tax assets (liabilities)	**26.0**	26.1	**(35.7)**	(32.7)	**(9.7)**	(6.6)
Set off of tax	**(11.3)**	(9.8)	**11.3**	9.8	**–**	–
Net tax assets (liabilities)	**14.7**	16.3	**(24.4)**	(22.9)	**(9.7)**	(6.6)

A deferred tax asset has been recognised for tax losses where current projections show that sufficient taxable profits will arise in the near future against which these losses may be offset.

	2008 £m	2007 £m
Unrecognised deferred tax assets		
Tax losses	**14.0**	8.5
	14.0	8.5

The tax losses above have not been recognised as recoverability is uncertain.

At the balance sheet date, the aggregate amount of temporary differences for which deferred tax liabilities have not been recognised was expected to be £5.9m (2007: £6.0m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Further, the Group has sufficient relevant losses to fully offset the £5.9m liability.

Deferred tax is provided at the standard rate of corporation tax applicable at the balance sheet date unless there is legislation enacted or substantively enacted by the balance sheet date changing the rate. In the UK, the standard rate of corporation tax for the year ended 31 March 2008 is 30%. However, the UK tax rate applicable when the related deferred tax asset is realised or the deferred tax liability is settled is 28%. The effect of the change in rate in the UK on the net deferred tax liability is £0.1m.

23 Lease commitments

Operating lease commitments

The Group has entered into non-cancellable leases in respect of plant and machinery, the payments for which extend over a period of up to five years. The total annual rental (including interest) for 2008 was £3.4m (2007: £3.3m). The lease agreements provide that the Group will pay all insurance, maintenance and repairs. In addition, the Group leases certain properties on short and long term leases. The annual rental on these leases was £8.0m (2007: £6.6m). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurance, maintenance and repairs of these properties. Operating lease rentals are payable as follows:

	Properties		**Plant and machinery**	
	2008 £m	2007 £m	**2008 £m**	2007 £m
Within one year	**7.0**	5.6	**3.2**	2.6
Within two to five years	**15.3**	10.8	**3.5**	4.1
After five years	**8.7**	8.7	**–**	–
	31.0	25.1	**6.7**	6.7

24 Related parties

The Company has a related party relationship with its subsidiaries (note 16) and with its key management personnel. The key management personnel of the Group are the Executive Directors. Compensation of key management personnel was:

	2008 £m	2007 £m
Remuneration	**1.5**	1.5
Social security costs	**0.1**	0.1
Equity-settled transactions	**–**	0.6
Pension costs	**0.2**	0.1
	1.8	2.3

Details of transactions with the jointly controlled entity are given in note 16 to the accounts.

25 Share capital

	2008 Number of shares	2007 Number of shares	**2008 £m**	2007 £m
Ordinary shares of 10p each:				
Authorised	**500,000,000**	500,000,000	**50.0**	50.0
Called-up and fully paid:				
At 1 April 2007	**435,325,007**	435,276,125	**43.5**	43.5
New share capital subscribed	**25,409**	48,882	**–**	–
At 31 March 2008	**435,350,416**	435,325,007	**43.5**	43.5

All of the new share capital subscribed in the financial year 2008 related to the exercise of share options (note 7).

Details of the shares held by Electrocomponents plc in itself are given in note 8 to the Company accounts on page 69.

26 Retained earnings and cumulative translation

	Retained earnings		Cumulative translation	
	2008	2007	**2008**	2007
At 1 April – as previously reported	**221.7**	243.2	**1.5**	13.1
Impact of voluntary accounting policy change – note 27	**(5.6)**	(7.0)	**0.3**	–
At 1 April – as restated	**216.1**	236.2	**1.8**	13.1
Total recognised income and expense	**67.8**	57.2	**2.1**	(11.3)
Dividend paid	**(80.0)**	(80.0)	**–**	–
Equity-settled transactions	**1.1**	2.7	**–**	–
At 31 March	**205.0**	216.1	**3.9**	1.8

The total recognised income and expense for the year includes tax recognised directly in equity as detailed in note 9 to the Group accounts.

26 Retained earnings and cumulative translation continued

The cumulative goodwill written off directly to retained earnings in respect of subsidiaries that form part of the Group's continuing activities at 31 March 2008 is £42.8m (2007: £42.8m).

The cumulative translation reserve.comprises all foreign exchange differences arising from the translation of the accounts of foreign operations as well as from the translation of liabilities that hedge the Group's net investment in foreign subsidiaries.

27 Catalogue costs: voluntary accounting policy change

In its Annual Improvement Update issued in February 2008, the IASB proposed amendments to IAS38, Intangible assets. These would require an entity to recognise an expense in respect of advertising and promotional activities when it receives services or, in the case of a supply of goods, when it receives access to those goods. In addition, the IASB proposed that catalogues are a form of advertising.

In light of these proposals, the Directors have decided to make a voluntary change to their current accounting policy to write off costs relating to the production and printing of catalogues to the income statement as they are incurred. In prior periods, the adopted policy was to recognise these costs as the catalogues were distributed to customers.

In applying the new policy retrospectively, the Directors have reclassified unused paper stocks to be used for printing catalogues as inventory and have recognised additional accruals in respect of certain catalogue costs that would have been prepaid under the previous accounting policy but are expensed as incurred under the new policy.

The impact of the change in accounting policy to distribution and marketing costs and profit before tax for the year ended 31 March 2008 is £nil (the 2007 impact is to reduce distribution and marketing costs and increase profit before tax by £2.0m), together with a £nil effect to the income tax expense (2007 impact is to increase the income tax charge by £0.6m). The change had no effect on basic earnings per share in 2008, 0.3p increase in basic earnings per share in 2007.

The change has also reduced the foreign exchange translation income through the Statement of Recognised Income and Expense by £0.5m for the year ended 31 March 2008 (2007 impact is to reduce the foreign exchange translation cost by £0.3m).The change reduced trade and other receivables as at 1 April 2006 by £8.4m, at 31 March 2007 by £7.4m and at 31 March 2008 by £8.5m. The current and net deferred tax liability decreased at 1 April 2006 by £2.8m, at 31 March 2007 by £2.1m and at 31 March 2008 by £2.3m. In addition, reclassifications increased inventories and accruals at 1 April 2006 by £1.9m and £3.3m respectively and increased inventories by £0.4m at 31 March 2008.

In aggregate, the change reduced net assets at 1 April 2006 by £7.0m, 31 March 2007 by £5.3m and 31 March 2008 by £5.8m. The restatement has no affect on the Group's operating or free cash flow in either year.

28 Reserves

		Other Reserves			
	Share premium account £m	Own shares held £m	Hedging reserve £m	Total Other reserves £m	Total £m
At 1 April 2006	38.4	(1.7)	(0.1)	(1.8)	36.6
Total recognised income and expense	–	–	1.0	1.0	1.0
Premium on new share capital subscribed	0.3	–	–	–	0.3
At 1 April 2007	38.7	(1.7)	0.9	(0.8)	37.9
Total recognised income and expense	–	–	(8.5)	(8.5)	(8.5)
Premium on new share capital subscribed	–	–	–	–	–
At 31 March 2008	**38.7**	**(1.7)**	**(7.6)**	**(9.3)**	**29.4**

The own shares held reserve represents the cost of shares in Electrocomponents plc purchased in the market and held by the Electrocomponents Employee Trust to satisfy options under the Group's share option schemes (note 7).

The hedging reserve comprises the fair value of forward foreign exchange contracts net of tax, at the year end.

The total recognised income and expense for the year includes tax recognised directly in equity as detailed in note 9 to the Group accounts.

29 Reconciliation of movements in equity

	2008 £m	Restated 2007 £m
Profit for the year	**63.9**	57.9
Dividend	**(80.0)**	(80.0)
Foreign exchange translation differences	**2.1**	(11.3)
(Loss) gain on cash flow hedges	**(11.8)**	1.0
Actuarial gain (loss) on defined benefit pension schemes	**5.2**	(0.4)
Tax impact on adjustments taken directly to reserves	**2.0**	–
Equity-settled transactions	**1.1**	2.7
New share capital subscribed	**–**	0.3
Net reduction to equity	**(17.5)**	(30.1)
Equity shareholders' funds at the beginning of the year as previously reported	**304.6**	336.4
Impact of voluntary accounting policy change	**(5.3)**	(7.0)
Equity shareholders' funds at the beginning of the year as restated	**299.3**	329.4
Equity shareholders' funds at the end of the year	**281.8**	299.3

30 Cash and cash equivalents

	2008 £m	2007 £m
Bank balances	**5.9**	16.1
Call deposits and investments	**22.5**	3.0
Cash and cash equivalents in the balance sheet	**28.4**	19.1
Bank overdrafts	**(1.2)**	(1.9)
Cash and cash equivalents in the statement of cash flows	**27.2**	17.2
Current instalments of loans	**(5.9)**	(77.1)
Loans repayable after more than one year	**(172.4)**	(76.3)
Net debt	**(151.1)**	(136.2)
Gross pension deficit	**(30.0)**	(38.7)
Net debt including gross pension deficit	**(181.1)**	(174.9)

31 Contingent liabilities

At 31 March 2008 there were no contingent liabilities (2007: none).

32 Principal exchange rates

	2008 Average	Closing	2007 Average	Closing
United States Dollar	**2.01**	**1.99**	1.90	1.96
Euro	**1.41**	**1.25**	1.47	1.47
Japanese Yen	**229**	**198**	221	232

Company Balance Sheet
As at 31 March 2008

	Note	2008 £m	Restated 2007 £m
Fixed assets			
Tangible fixed assets	6	**18.1**	18.6
Investments	7	**374.8**	377.3
		392.9	395.9
Current assets			
Debtors	9	**10.6**	160.1
Investments and bank deposits		**22.6**	3.0
Cash at bank and in hand		**94.1**	30.0
		127.3	193.1
Creditors: amounts falling due within one year	10	**(65.4)**	(188.8)
Net current assets		**61.9**	4.3
Total assets less current liabilities		**454.8**	400.2
Creditors: amounts falling due after more than one year	10	**(165.2)**	(70.2)
Provisions for liabilities and charges	12	**(0.2)**	(0.8)
		289.4	329.2
Capital and reserves			
Called-up share capital	15	**43.5**	43.5
Share premium account	16	**38.7**	38.7
Retained earnings	16	**207.2**	247.0
Equity shareholders' funds		**289.4**	329.2

These accounts were approved by the Board of Directors on 28 May 2008 and signed on its behalf by:

Simon Boddie
Group Finance Director

The notes on pages 66 to 72 form part of these Company accounts.

Company Significant Accounting Policies
As at 31 March 2008

Basis of preparation
The Company accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with UK Company Law and UK Generally Accepted Accounting Practice (UK GAAP).

The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 30 to 62.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirements to present its own Profit and Loss Account.

Under Financial Reporting Standard 25, the Company is exempt from disclosure requirements of FRS 25 (Financial Instruments: Presentation) on the grounds that the parent undertaking Electrocomponents plc includes the Company in its own published consolidated accounts. Disclosures are provided in note 21 under IAS 32 (Financial Instruments: Presentation) which comply with the disclosure requirements of FRS 25.

The following paragraphs describe the main accounting policies under UK GAAP, which have been applied consistently.

Investments in subsidiary undertakings
Investments in subsidiary undertakings including long-term loans are included in the Balance Sheet of the Company at the lower of cost and the expected recoverable amount. Any impairment is recognised in the Profit and Loss Account.

Translation of foreign currencies
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains and losses on translation are included in the Profit and Loss Account.

Financial instruments
Derivative financial instruments
The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. It principally employs forward foreign exchange contracts to hedge against changes in exchange rates over the catalogue periods of the majority of its operating companies. In addition there are also a small number of interest rate swaps which swap certain fixed rate loans into floating rate.

In accordance with its treasury policies, the Company does not hold or issue derivative financial instruments for trading purposes.

Certain derivative financial instruments are designated as hedges in line with the Company's risk management policies. Hedges are classified as follows:

- Fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability.
- Cash flow hedges when they hedge the exposure to variability in cash flows that is attributable to a particular risk associated with a forecast transaction.
- Net investment hedges when they hedge the exposure to changes in the value of the Company's interests in the net assets of foreign operations.

All the Group's derivatives are initially and in subsequent periods recognised in the Balance Sheet at fair value. Changes in the fair value of derivative financial instruments that do not qualify for cash flow or net investment hedge accounting are recognised in the Profit and Loss Account as they arise.

Cash flow hedge accounting
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the Profit and Loss Account. When the forecast transaction subsequently results in the recognition of a non-financial asset or liability the associated cumulative gain or loss is removed from equity and included in the initial cost of the non-financial asset or liability. When the forecast transaction subsequently results in the recognition of a financial asset or liability, the associated cumulative gain or loss that was recognised directly in equity is reclassified into the Profit and Loss Account in the same period during which the asset acquired or liability assumed affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the Profit and Loss Account.

The fair value of forward foreign exchange contracts is the difference between their discounted contractual forward price and their current forward price.

Fair value hedge accounting
The Company uses derivative financial instruments to hedge exposure to interest rate risks arising from financing activities, holding a small number of interest rate swaps which swap certain fixed rate loans into floating rate.

The fair value of the interest rate swaps is the market value of the swap at the balance sheet date, taking into account current interest rates.

Pension costs
The Company participates in Group operated defined contribution and defined benefit pension schemes. The assets of the schemes are held separately from those of the Company in independently administered funds.

The Company is unable to identify its share of the defined benefit scheme's underlying assets and liabilities and therefore accounts for its defined contribution. The amounts charged against profits represent contributions to the schemes in respect of the accounting period.

Share-based payments
The Company operates several share-based payment schemes, the largest of which are the Savings Related Share Option Scheme (SAYE), the Long Term Incentive Option Plan (LTIOP), the Long Term Incentive Plan (LTIP) and the Executive Incentive Plan (EIP).

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity and spread over the period during which employees become unconditionally entitled to the options. The fair values are calculated using an appropriate option pricing model. The Profit and Loss Account charge is then adjusted to reflect expected and actual levels of vesting based on non-market performance related criteria.

All Profit and Loss Account charges relating to options held by members of other Group companies are charged to the appropriate Group company.

The Company has chosen to adopt the exemption whereby FRS 20, Share-Based Payment, is applied only to awards made after 7 November 2002.

The Company has adopted UITF 44 Group and Treasury Share Transactions. The adoption of UITF 44 requires the company to recognise an increase in the cost of investment in its subsidaries. The effect of this change has resulted in an increase in investments in 2007 of £4.7m and a further increase in investments during 2008 of £1.1m, with corresponding credits to reserves.

Depreciation
No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight-line basis at the following annual rates:

Freehold buildings 2%
Warehouse systems 10%-20%
Plant and equipment 10%-20%
Mainframe computer equipment 20%
Network computer equipment 33%
Portable computers 50%
Computer software costs 12.5%-50%
Other office equipment 20%

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes.

Leases
Operating lease rentals are charged to the Profit and Loss Account on a straight-line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the Profit and Loss Account on a straight-line basis over the period up to the date on which the lease rentals are adjusted to the prevailing market rate.

Own shares held
The Company's own shares held by the Electrocomponents Employee Trust and the QUEST are deducted from shareholders' funds until they vest unconditionally with employees as required by UITF 38: Accounting for ESOP Trusts.

Notes to the Company Accounts
For the year ended 31 March 2008

1 Profit for the financial year

The profit dealt with in the accounts of the Company is £42.5m (2007: £90.9m). A separate profit and loss account has not been presented in respect of the Company, as provided by Section 230 of the Companies Act 1985.

Fees paid to KPMG Audit Plc and its associates for non-audit services to the Company itself are not disclosed in the individual accounts of Electrocomponents plc because the Company's consolidated accounts are required to disclose such fees on a consolidated basis.

2 Employees

Numbers employed

	2008	2007
The average number of employees during the year was:		
Management and administration	**26**	25
Distribution and marketing	**10**	11
	36	36

Aggregate employment costs

	£m	£m
Wages and salaries	**4.5**	4.9
Social security costs	**0.5**	0.4
Equity-settled transactions	**(0.2)**	1.5
Pension costs	**0.5**	0.3
	5.3	7.1

The remuneration of individual Directors is detailed on page 27.

3 Share based payments

Details of the share based payment schemes that existed during the year are given in note 7 to the Group accounts.

Number and weighted average exercise prices of share options

In thousands of options	**Weighted average exercise price 2008**	**Number of options 2008**	Weighted average exercise price 2007	Number of options 2007
Outstanding at the beginning of the year	**217p**	**6,310**	237p	9,120
Forfeited during the year	**299p**	**(15)**	272p	(2,163)
Lapsed during the year	**232p**	**(548)**	207p	(1,114)
Exercised during the year	**n/a**	**–**	205p	(59)
Granted during the year	**5p**	**497**	12p	526
Outstanding at the end of the year	**199p**	**6,244**	217p	6,310
Exercisable at the end of the year	**–**	**–**	–	–

The options outstanding at 31 March 2008 have an exercise price in the range 0p to 686p and a weighted average contractual life of 7.4 years.

Employee expenses

	2008 £m	2007 £m
Share options granted in 2003/04	–	0.1
Share options granted in 2004/05	–	0.3
Share options granted in 2005/06	**(0.5)**	0.8
Share options granted in 2006/07	**0.2**	0.3
Share options granted in 2007/08	**0.1**	–
Total expense recognised as employee costs	**(0.2)**	1.5

4 Pension

The UK defined benefit scheme is described in note 8 to the Group accounts. The last actuarial valuation of the UK scheme was carried out as at 31 March 2007 and has been updated to 31 March 2008 by a qualified independent actuary in accordance with FRS 17. The deficit on the UK scheme is included within the balance sheet of RS Components Ltd, a subsidiary of Electrocomponents plc, as it is this company which employs the majority of the scheme members. As allowed by FRS 17, the deficit has not been split between Electrocomponents plc and RS Components Ltd as it is not possible to do so, on a consistent and reasonable basis. This disclosure therefore relates to the UK pension scheme rather than just the Electrocomponents plc part of it.

As part of the formal triennial valuation of the UK defined benefit pension scheme at 31 March 2007, which has been agreed in principle with the Trustee of the scheme, the Group considered the prospective future cost and volatility of the UK defined benefit scheme structure. This has led to the Group concluding a consultation, on 3 April 2008, with the membership of the scheme over a number of proposed changes. These changes are designed to reduce the cost and volatility of maintaining the UK defined benefit scheme going forwards and are intended to apply from June 2008.

The principal assumptions used in the valuation of the liabilities of the scheme were:

	2008	2007	2006
Discount rate	**5.90%**	5.25%	4.90%
Rate of increase in salaries	**3.80%**	3.85%	3.90%
Rate of increase of pensions in payment	**3.60%**	3.10%	2.90%
Inflation assumption	**3.60%**	3.10%	2.90%

The expected long-term rates of return on the scheme assets as at 31 March were:

	2008	2007	2006
Equities	**7.60%**	7.40%	7.05%
Corporate bonds	**5.40%**	4.50%	4.15%
Diversified growth funds	**7.10%**	n/a	n/a
Enhanced matching funds	**4.25%**	n/a	n/a
Government bonds	**4.10%**	3.90%	3.55%
Cash	**4.75%**	4.50%	3.75%

The valuation of the assets of the scheme as at 31 March was:

	2008 £m	2007 £m	2006 £m
Equities	**113.2**	203.7	189.9
Corporate bonds	**14.6**	24.0	22.6
Government bonds	**18.9**	41.6	39.7
Diversified growth funds	**98.9**	–	–
Enhanced matching funds	**27.9**	–	–
Cash	**0.9**	2.6	1.5
Total market value of assets	**274.4**	271.9	253.7

The valuation of the scheme as at 31 March was:

	2008 £m	2007 £m
Total market value of assets	**274.4**	271.9
Present value of scheme liabilities	**(296.2)**	(303.8)
Deficit in the scheme recognised in the accounts of RS Components Ltd	**(21.8)**	(31.9)
Related deferred tax asset	**6.1**	9.6
Net pension liabilitiy	**(15.7)**	(22.3)

In addition, the value of the assets held in respect of AVCs amounted to £0.9m as at 31 March 2008 (2007: £1.0m). The value of the assets held in respect of the defined contribution section of the scheme amounted to £6.3m (2007: £5.5m).

Notes to the Company Accounts
continued

4 Pension continued

The amounts charged to the Profit and Loss Account are as shown below. The charge has been allocated between RS Components Ltd and Electrocomponents plc based upon the pensionable salaries of current employees.

	2008 £m	2007 £m
Current service cost	**5.6**	6.9
Past service cost	**–**	–
Interest cost	**16.0**	14.2
Expected return on scheme assets	**(18.1)**	(15.9)
Total profit and loss account charge included in the accounts of Electrocomponents plc and RS Components Ltd	**3.5**	5.2

The amount included within the statement of total recognised gains and losses in RS Components Ltd was:

	2008	2007	2006	2005	2004
Actual less expected return on scheme assets (£m)	**(18.6)**	(1.5)	36.1	4.2	25.3
As a % of scheme assets	**(6.8%)**	(0.6%)	14.2%	2.1%	14.8%
Experience gains and losses arising on the scheme liabilities (£m)	**4.3**	(0.8)	0.1	7.7	(4.4)
As a % of scheme liabilities	**(1.5%)**	(0.3%)	0.0%	3.2%	2.0%
Changes in the assumptions underlying the present value of the scheme liabilities (£m)	**18.9**	1.3	(32.0)	(10.1)	(22.1)
Actuarial gain (loss) recognised in the statement of total recognised gains and losses (£m)	**4.6**	(1.0)	4.2	1.8	(1.2)
As a % of scheme liabilities	**(1.6%)**	0.3%	1.5%	0.8%	0.6%

The movement in the deficit was:

	£m
Deficit in the scheme at the beginning of the year	**(31.9)**
Movement in the year:	
Current service cost	**(5.6)**
Past service cost	**–**
Contributions	**9.0**
Other finance expense	**2.1**
Actuarial gain	**4.6**
Deficit in the scheme at the end of the year	**(21.8)**

5 Dividends

	2008 £m	2007 £m
Amounts recognised in the period:		
Final dividend for the year ended 31 March 2007 -12.6p (2006: 12.6p)	**54.8**	54.8
Interim dividend for the year ended 31 March 2008 - 5.8p (2007: 5.8p)	**25.2**	25.2
	80.0	80.0
Proposed dividend for the year ended 31 March 2008 - 12.6p	**54.8**	

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these accounts.

6 Tangible fixed assets

Cost	Land and buildings £m	Plant and machinery £m	Computer systems £m	Total £m
At 1 April 2007	21.5	9.2	0.4	31.1
Additions	–	–	–	–
At 31 March 2008	**21.5**	**9.2**	**0.4**	**31.1**
Depreciation				
At 1 April 2007	3.6	8.5	0.4	12.5
Charged in the year	0.3	0.2	–	0.5
At 31 March 2008	**3.9**	**8.7**	**0.4**	**13.0**
Net book value				
At 31 March 2008	**17.6**	**0.5**	**–**	**18.1**
At 31 March 2007	17.9	0.7	–	18.6

Net book value of land and buildings	2008 £m	2007 £m
Freehold land	**4.6**	4.6
Freehold buildings	**12.9**	13.2
Leasehold buildings	**0.1**	0.1
	17.6	17.9

All classes of tangible fixed assets are depreciated except freehold land.

7 Investments: subsidiary undertakings

Cost	Shares £m	Loans £m	Total £m
At 31 March 2007 (restated)	179.3	213.4	392.7
Additions	1.1	6.0	7.1
Disposals	–	(9.6)	(9.6)
At 31 March 2008	**180.4**	**209.8**	**390.2**
Provisions			
At 31 March 2007	–	15.4	15.4
Released in the year	–	–	–
At 31 March 2008	**–**	**15.4**	**15.4**
Net book value			
At 31 March 2008	**180.4**	**194.4**	**374.8**
At 31 March 2007 (restated)	179.3	198.0	377.3

A list of the principal subsidiary undertakings held by the Company is disclosed in note 16 to the Group accounts.

Following the adoption of UITF 44, the cost for share-based incentives, in respect of shares in the Company, granted to employees of Group companies other than Electrocomponents plc, is treated as an increase in investments with the corresponding credit direct to reserves. This has resulted in the restatement of the prior year figures as noted in the Company Significant Accounting Policies.

8 Own shares

During the year no ordinary shares in the Company were purchased by the trustees (2007: nil). At 31 March 2008, a total of 308,417 (2007: 308,417) ordinary shares in the Company were held by the Electrocomponents Employee Trust, all of which were under option to employees for a nominal consideration. The market value of the shares at 31 March 2008 was £561,319 (2007: £892,867).

Notes to the Company Accounts
continued

9 Debtors

	2008 £m	2007 £m
Amounts owed by subsidiary undertakings	**10.6**	158.6
Other debtors	**–**	0.8
Other prepayments and accrued income	**–**	0.7
Amounts falling due within one year	**10.6**	160.1

10 Creditors

	2008 £m	2007 £m
Bank overdrafts (unsecured)	**30.5**	63.2
Current instalments of loans (note 11)	**4.3**	74.1
Amounts owed to subsidiary undertakings	**22.8**	47.0
Other taxation and social security	**0.1**	0.1
Accruals and deferred income	**7.7**	4.4
Amounts falling due within one year	**65.4**	188.8
Amounts falling due after more than one year:		
Loans repayable after more than one year (note 11)	**165.2**	70.2
	230.6	259.0

11 Loans

	2008 £m	2007 £m
Australian Dollar bank loans	**0.8**	2.2
Danish Krone bank loans	**1.4**	–
Euro bank loans	**32.0**	37.5
Sterling bank loans	**52.7**	7.1
Hong Kong Dollar bank loans	**2.1**	5.0
Japanese Yen bank loans	**34.5**	28.3
Singapore Dollar bank loans	**5.9**	5.1
South African Rand bank loans	**7.5**	6.7
US Dollar bank loans	**32.6**	52.4
	169.5	144.3
Amounts falling due within one year or on demand	**(4.3)**	(74.1)
	165.2	70.2
Loans repayable in more than one but not more than two years	**165.2**	–
Loans repayable in more than two but not more than five years	**–**	70.2
	165.2	70.2

The bank loans are at variable rates of interest and are unsecured.

12 Provisions for liabilities and charges

	Deferred taxation £m
At 1 April 2007	0.8
Credit in the year	(0.6)
At 31 March 2008	**0.2**

Deferred taxation	**2008 £m**	2007 £m
Amounts provided:		
Accelerated capital allowances	**1.0**	1.0
Share schemes	**(0.8)**	(0.5)
Other short-term timing differences	**–**	0.3
	0.2	0.8

13 Lease commitments

The minimum annual rentals in respect of the Company's operating lease commitments are as follows:

	Land and Buildings	
	2008 £m	2007 £m
Within one year	**–**	–
Within two to five years	**0.1**	0.1
After five years	**0.3**	0.3
	0.4	0.4

14 Contingent liabilities

Guarantees in respect of bank facilities available to certain subsidiaries up to a maximum of £24.8m (2007: £23.6m), of which £14.0m (2007: £16.4m) had been drawn down by the end of the year.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contracts as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

15 Share capital

	2008 Number of shares	2007 Number of shares	**2008 £m**	2007 £m
Ordinary shares of 10p each:				
Authorised	**500,000,000**	500,000,000	**50.0**	50.0
Called up and fully paid:				
At 1 April 2007	**435,325,007**	435,276,125	**43.5**	43.5
New share capital subscribed	**25,409**	48,882	**–**	–
At 31 March 2008	**435,350,416**	435,325,007	**43.5**	43.5

All of the new share capital subscribed in 2008 related to the exercise of share options.

16 Reserves

	Share premium account £m	Own shares held £m	Hedging Reserve £m	Profit and loss account £m	Retained earnings £m	Total £m
At 1 April 2007	38.7	(1.7)	0.6	243.4	242.3	281.0
Prior year adjustment – implementation of UITF 44	–	–	–	4.7	4.7	4.7
At 1 April 2007 - as restated	38.7	(1.7)	0.6	248.1	247.0	285.7
Profit for the year	–	–	(3.2)	42.5	39.3	39.3
Dividend	–	–	–	(80.0)	(80.0)	(80.0)
Equity-settled transactions	–	–	–	0.9	0.9	0.9
At 31 March 2008	**38.7**	**(1.7)**	**(2.6)**	**211.5**	**207.2**	**245.9**

17 Reconciliations of movements in shareholders' funds

	2008 £m	Restated 2007 £m
Profit for the year	**42.5**	90.9
Dividend	**(80.0)**	(80.0)
(Loss) gain on cashflow hedges	**(3.2)**	0.6
Equity-settled transactions	**0.9**	2.4
New share capital subscribed	–	0.3
Net (reduction) increase in equity	**(39.8)**	14.2
Equity shareholders' funds at the beginning of the year – as previously reported	**324.5**	311.2
Prior year adjustment – implementation of UITF 44	**4.7**	3.8
Equity shareholders' funds at the beginning of the year – as restated	**329.2**	315.0
Equity shareholders' funds at the end of the year	**289.4**	329.2

Equity shareholders' funds at the beginning of the year have been restated due to the implementation of accounting for group and treasury share transactions in accordance with UITF 44. This has increased opening Equity shareholders' funds by £3.8m at 1 April 2006.

Five Year Record
Year ended 31 March

	IFRS 2008	Restated IFRS 2007	Restated IFRS 2006	Restated IFRS 2005	Restated UK GAAP 2004
Revenue	**924.8**	877.5	828.5	773.9	759.3
Operating profit	**102.7**	93.1	68.5	100.8	100.0
Provision for RoHS	**-**	–	4.0	–	–
Reorganisation costs (income)	**1.0**	(0.8)	3.7	–	–
Amortisation of goodwill	**-**	–	–	–	10.2
Headline operating profit	**103.7**	92.3	76.2	100.8	110.2
Net interest payable	**(7.3)**	(5.9)	(3.4)	(0.9)	(1.4)
Profit before tax	**95.4**	87.2	65.1	99.9	98.6
Provision for RoHS	**-**	–	4.0	–	–
Reorganisation costs (income)	**1.0**	(0.8)	3.7	–	–
Amortisation of goodwill	**-**	–	–	–	10.2
Headline profit before tax	**96.4**	86.4	72.8	99.9	108.8
Tax	**(31.5)**	(29.6)	(21.5)	(32.3)	(31.5)
Profit for the year attributable to the equity shareholders	**63.9**	57.6	43.6	67.6	67.1
Non-current assets	**321.5**	327.1	342.0	323.2	305.2
Current assets	**363.8**	344.4	357.6	348.6	347.9
Current liabilities	**(168.3)**	(226.4)	(163.1)	(155.9)	(210.0)
Non-current liabilities	**(235.2)**	(145.8)	(207.1)	(166.0)	(104.4)
Net assets	**281.8**	299.3	329.4	349.9	338.7
Number of shares in issue:					
Weighted average (excluding own shares held)	**435.0**	434.9	434.9	434.9	434.9
Year end	**435.4**	435.3	435.3	435.3	435.2
Dividend per share (pence)	**18.4**	18.4	18.4	18.4	18.2
Average number of employees	**5,727**	5,451	5,206	4,993	4,973
Share price at 31 March (pence)	**182.0**	289.5	280.0	247.5	341.5

For the impact of the voluntary change in accounting policy in relation to catalogue expenses see note 27 to the Group accounts.

The amounts disclosed for 2004 are disclosed on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS.

Additional Information for Electrocomponents plc Shareholders

Set out below is a summary of certain provisions of the Company's current Articles of Association (the "Articles") and applicable English law concerning companies (the Companies Act 1985 and the Companies Act 2006, together the 'Companies Acts'). This is a summary only and the relevant provisions of the Articles or the Companies Acts should be consulted if further information is required. Any amendments to the Articles of the Company may be made in accordance with the provisions of the Companies Acts by way of special resolution. A new set of articles will be adopted at the Annual General Meeting to be held on 18 July 2008 and to be effective from 1 October 2008. Further details are set out in the Notice of the Annual General Meeting.

Dividends and distributions
Subject to the provisions of the Companies Acts, the Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. The Board may pay interim dividends whenever the financial position of the Company, in the opinion of the Board, justifies such payment.

The Board may withhold payment of all or any part of any dividends or other monies payable in respect of the Company's shares from a person with a 0.25 per cent interest (as defined in the Articles) if such a person has been served with a notice after failure to provide the Company with information concerning interest in those shares required to be provided under the Companies Acts.

Voting Rights
Subject to any special rights or restrictions attaching to any class of shares, at a general meeting, every member present in person and every duly appointed proxy has, upon a show of hands, one vote and on a poll every member who is present in person or by proxy has one vote for each share. In the case of joint holders of a share the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the shares.

Restrictions on voting
No member shall be entitled to vote either in person or by proxy at any general meeting or class meeting in respect of any shares held by him if any call or other sum then payable by him in respect of that share remains unpaid. In addition no member shall be entitled to vote if he has been served with a notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

Deadlines for exercising voting rights
Voting rights may be exercised in person, by proxy, or in relation to corporate members, by corporate representative. The Articles provide a deadline for submission of proxy forms of not than less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

Variation of rights
Subject to the relevant law, the Articles specify that rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

Transfer of shares
All transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. Transfers of shares which are in uncertificated form are effected by means of the CREST system.

The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason, refuse to register any transfer of shares (not being fully paid shares) provided that such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly. If the Directors refuse to register an allotment or transfer they shall within two months after the date on which the letter of allotment or transfer was lodged with the Company send to the allottee or transferee a notice of the refusal.

Subject to statutes and applicable CREST rules, the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of the CREST system or that shares of any class should cease to be so held and transferred.

A shareholder does not need to obtain the approval of the Company, or of other shareholders of shares in the Company, for a transfer of shares to take place.

Appointment and replacement of Directors
Directors shall be no less than three and no more than 15 in number. A Director is not required to hold any shares of the Company by way of qualification. The Company may by ordinary resolution increase or reduce the maximum or minimum number of Directors.

At each Annual General Meeting held in each year, one-third of the Directors or if their number is not a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office. In addition, any Director who was elected or last re-elected a Director at or before the Annual General Meeting held in the third calendar year before the current calendar year shall retire by rotation. A retiring Director is eligible for re-election.

The Board may appoint any person to be a Director (so long as the total number of Directors does not exceed the limit prescribed in these Articles). Any such Director shall hold office only until the next Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Powers of the Directors
Subject to the Articles, the Companies Acts and any directions given by special resolution, the business of the Company will be managed by the Board who may exercise all the powers of the Company.

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Significant Agreements: Change of control
All of the Company's share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time.

Amendment of Articles of Association
Any amendments to the Articles of the Company may be made in accordance with the provisions of the Companies Acts by way of special resolution.

A special resolution will be put to the Annual General Meeting to be held on 18 July 2008 to adopt a new set of articles of association of the Company, and to be effective from 1 October 2008.

Registered Office, Advisers and Financial Calendar

Registered Office

Electrocomponents plc
International Management Centre
8050 Oxford Business Park North
Oxford OX4 2HW
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
Website: www.electrocomponents.com

Shareholder Services

Shareview
A website, www.shareview.co.uk, has been developed by Equiniti, the Company's registrar, enabling shareholders to access shareholdings online. The website provides information useful to the management of investments together with an extensive schedule of frequently asked questions.

In order to view shareholdings the shareholder reference number is required which can be found at the top of share certificates or on the last dividend tax voucher.

Financial Calendar

Announcement of results
The results of the Group are normally published at the following times.

Half-Yearly results for the six months to 30 September in early November.

Preliminary announcement for the year to 31 March in late May/early June. Report and Accounts for the year to 31 March in June.

Dividend payments
Current policy is to make dividend payments at the following times:

Interim dividend in January.
Final dividend in July.

2008 final dividend
Ex-dividend date 25 June
Record date 27 June
Annual General Meeting 18 July
Dividend paid 25 July

Advisers

Auditors
KPMG Audit Plc
PO Box 695, 8 Salisbury Square
London EC4Y 8BB

Merchant Bankers
Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars and transfer office
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA

Solicitors
Linklaters LLP
One Silk Street
London EC2Y 8HQ

Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

Principal locations

United Kingdom

UK
www.rswww.com

Global exports
www.rs-export.com

Continental Europe

Austria
www.rs-components.at

Belgium
www.rsonline.be

Denmark
www.rsonline.dk

France
www.radiospares.fr

Germany
www.rsonline.de

Ireland
www.radionics.ie

Italy
www.rs-components.it

Netherlands
www.rsonline.nl

Norway
www.rsonline.no

Portugal
www.rsportugal.com

Spain
www.amidata.es

Sweden
www.rsonline.se

North America

Canada
www.alliedelec.com

USA
www.alliedelec.com

Asia Pacific

Australia
www.rsaustralia.com

Chile
www.rschile.cl

China
www.rsprc.com

Hong Kong
www.rshongkong.com

India
www.rsindia.com

Japan
www.rswww.co.jp

Malaysia
www.rsmalaysia.com

New Zealand
www.rsnewzealand.com

Philippines
www.rsphilippines.com

Singapore
www.rssingapore.com

South Africa
www.rssouthafrica.com

Taiwan
www.rstaiwan.com

For further information visit:
www.electrocomponents.com

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International Management Centre
8050 Oxford Business Park North
Oxford OX4 2HW
United Kingdom

t. (44) (0) 1865 204000
f. (44 [illegible] 1865 207400

www.electrocomponents.com



Distributor companies
Operating companies

£925m
Revenue
61% from outside the UK

33%
e-Commerce share
at the year end

Market position

Region	FY08 Sales £m	% Group Sales	Market Position
Asia Pacific	87	9%	No. 1
Continental Europe	316	34%	No. 1
N. America	164	18%	No. 3
International	567	61%	No. 1
UK	358	39%	No. 1
Group	925	100%	No. 1

Our markets
Our business
Our strategy
Our people
Our performance






RS

A high-performance business, we dispatch over 40,000 parcels daily with 98% fulfilment and consistently high customer satisfaction ratings, giving us the leading position in the markets we serve.

We help research and development engineers...

> Access the very latest products from over 150 leading manufacturers
Smaller, faster and more environmentally sound devices are driving innovation. In collaboration with the top 150 electronics manufacturers, we provide the newest components into the design and development cycle so our customers can bring their designs to market even faster.

> Prepare for small batch production with 40,000 perfectly packed electronic products
Catering to prototyping needs, we have introduced our new industry-standard packaging options for customers offering 40,000 of our electronic products in bespoke quantities pre-packed in tubes, reels and trays.

> Bring designs to market faster with technology solutions
Our tried and tested solutions bring together components that work well together for key applications, such as solid state lighting, thermal management, and embedded control.

We ensure products are available for maintenance engineers...

> Meeting their like for like replacement needs from a single source
By working with major manufacturer brands we provide customers with a comprehensive range of products. To complement different ranges, we also offer a high performing range of quality assured RS own brand products.

> At competitive prices across a wide range of products
Carrying a range of products at different price levels and technical specifications ensures that our customers have the right selection to meet their needs. For customers with larger or more regular orders, we negotiate specific customer discounts.

We deliver a superior customer experience...

> Helping customers find products easily and quickly on the web
Entering a product description, stock number, or manufacturer part number into a single search box quickly guides customers to the right product for purchase which are dispatched the same day.

> Making it easy to choose the right product from tens of thousands
On our website and in our catalogue, we provide complete technical data. For further technical details, we have consolidated 100,000 downloadable data sheets from different manufacturers on our website. When customers have further application questions, our trained, local language speaking engineering technical teams can provide customer specific support by telephone.

> Providing up to date product information on the web
With the real-time inventory level visibility and up-to-date prices, our website is becoming the channel of choice for our customers.

Our markets
Our business
Our strategy
Our people
Our performance

[illegible]

> Research and development (R&D) engineers and;
> Maintenance engineers.

1

We are focused on fast growing international markets

Having been the first to globalise our operations, we are the number one high-service distributor internationally. With a stable and profitable UK business, we will continue to strengthen our positions in Continental Europe, North America and Asia Pacific.

In Asia Pacific we will invest further in sales and marketing across the region with a particular focus on China. In Continental Europe we will intensify our marketing and sales activity around our customer groups. In North America we will continue to exploit our local network of 55 sales branches to drive further growth.

International sales by region
(constant exchange) £m


700
600
500
400
300
200
100
2004
2005
2006
2007
2008
Compound annual growth rate
Continental Europe 6%
North America 17%
Asia Pacific 14%

2

We are accelerating our R&D and maintenance offer development

We are accelerating the expansion of our product range for R&D engineers, as well as deepening our relationship with select, world-class electronic suppliers. Our recent introduction of new industry-standard packaging for 40,000 products expands our customer base to a further market, to customers involved in prototyping and small batch production.

To develop our offer to maintenance engineers we are focused on enhancing and more effectively promoting our ranges in high growth areas such as Process Control and Automation (PCA). We are increasing our range of own brand products and expanding global sourcing.


40.000 produits en conditionnement, en quantité et en prix adaptés à vos besoins de production.
radiospares

3

We are exploiting the full potential of our e-Commerce channel

Our 70 transactional websites in 17 languages are seamlessly linked to our ordering systems. This means that customers can check real-time stock levels, check the latest price reductions and access their account information anytime.

Our e-procurement tools, 13 month order history and quick order list also make it straight-forward for customers to complete repeat orders. With services, like parcel tracking, introduced online and improved content and links with key suppliers we are making full use of web capabilities.

Continuously adding the latest products online we provide convenient access for our customers. With over 150,000 additional products from our global range on our website, it is the primary source to view our full product range.

e-Commerce share growth % of sales


35%
30%
25%
20%
15%
10%
5%
2002
2003
2004
2005
2006
2007
2008

4

We are leveraging our global infrastructure and increasing operating margins

We have a strong platform for future growth with world-class infrastructure and systems – including centralised purchasing, global inventory and supply-chain management.

Investment in a common EBS system across Europe and Asia Pacific helps us to manage our costs and inventory and develop more sophisticated, targeted pricing.

Our state-of-the-art warehouse facilities located in each region ensure consistent delivery of products on-time as promised to our customers.

International growth is driving economies of scale, reducing costs as a percentage of sales. There is significant scope for the Group to achieve further economies of scale as the Business grows across its International markets.

International Cost (inc. Processes) % of sales


45%
44%
43%
42%
41%
40%
39%
2004
2005
2006
2007
2008

Our markets
Our business
Our strategy
Our people
Our performance

> We continuously strive to deliver excellence
> We take pride in what we do
> We are helpful and trustworthy

Aligning behind the strategy
Real-life stories from around the world brought the strategy to life at the annual conference attended by the Group's most senior managers. This 'storytelling' framework was then used to engage our people throughout the business.

Global employee communications
To keep our people informed, we produce a regular newsletter which is translated into the 7 main languages of the Group and delivered to every single employee.



Employee feedback
The overall response rate to our global employee survey was very high at 80%. Feedback indicates that our employees feel a huge degree of pride and loyalty to the business.

Leadership development
Throughout the year, our senior executive team review the strength and depth of the Group's leadership and management team. By developing our people and moving the right skills to the right place, we ensure we have the ongoing capability to deliver our strategy.

5,700

Employees worldwide in 27 countries

Our people around the world:

Continental Europe	1,300
North America	800
Asia Pacific	1,000
UK	1,800
Worldwide Processes	800









87%

of our employees believe that exceeding customer expectations is important to them and their teams

Our markets
Our business
Our strategy
Our people
Our performance

Revenue up 5%

£924.8m

Headline profit before tax up 12%

£96.4m

Headline earnings per share up 13%

14.8p

Free cash flow up 66%

£75.0m

Dividend per share maintained

18.4p

Headline return on capital employed up 3% points

24.0%

Contents

Definitions of terms:

In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): in order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.

Headline profit: a charge of £1.0m (2007: profit of £0.8m) was incurred in the year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales, EBITDA and ROCE use headline profit figures.

REG-Electrocomponents Holding(s) in Company

RECEIVED
2008 JUL -9 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Released: 19/06/2008
com:20080619:RnsS1019X

RNS Number : 1019X

Electrocomponents PLC

19 June 2008

TR-1:notification of major interests in shares

1. Identity of the issuer or the underlying issuer of Electrocomponents PLC
existing shares to which voting rights are attached:
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
î§
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification Prudential plc group of companies
obligation:
4. Full name of shareholder(s) (if different from 3.): See attached schedule
5. Date of the transaction (and date on which the threshold 17 June 2008
is crossed or reached if different):
6. Date on which issuer notified: 18 June 2008
7. Threshold(s) that is/are crossed or reached: See item 13
8. Notified details:

A: Voting rights attached to shares
Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
(if possible using the ISIN CODE)
Number of Shares Number of Voting Rights viii Number of shares Number of voting rights ix % of voting rights

Direct Direct x Indirect xi Direct Indirect
GB0003096442 39,026,498 39,026,498
39,776,498 39,776,498 9.13%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument | Expiration date xiii | Exercise/ Conversion Period/ Datexiv | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Datexiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
39,776,498	9.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Prudential plc (parent Company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information: The Prudential Assurance Company Limited (a wholly owned subsidiary of Prudential plc) has moved to a 6% notifiable interest triggering this notification.

14. Contact name: Ian Haslegrave
Company Secretary
01865 204000

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLGUUCUQUPRGPB

REG-Electrocomponents Annual Report and Accounts

Released: 19/06/2008
com:20080619:RnsS1300X

RNS Number : 1300X

Electrocomponents PLC

19 June 2008

ELECTROCOMPONENTS PLC

ANNUAL REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2008

NOTICE OF 2008 ANNUAL GENERAL MEETING (WITH PROXY CARD)

In accordance with Listing Rule 9.6.1, Electrocomponents plc has today submitted
two copies of each of the above documents to the UK Listing Authority which have
been posted today to shareholders. These documents will shortly be available
for inspection at the UK Listing Authority's Document Viewing Facility, which is
situated at:

Financial Services Authority
25 The North ColonnadeCanary WharfLondon
E14 5HS
Tel. no. + 44 (0) 20 7066 1000

The Annual Report and Accounts and Notice of Annual General Meeting are also
available on the Electrocomponents plc website at
www.electrocomponents.com/annualreport.

The Notice of Annual General Meeting for 2008 includes a resolution to adopt a
new set of Articles of Association. Explanatory notes of principle changes to
the Articles of Association are set out in the Notice of Annual General Meeting,
and a copy of the new Articles of Association is available for inspection at the
Company's registered office.

IAN HASLEGRAVE

Company Secretary

20 June 2008

This information is provided by RNS

END

ACSSFWFIUSASEFM

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other professional adviser, authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your shares, please pass this document together with the accompanying documents at once to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

Electrocomponents plc

(incorporated and registered in England under number 647788)

NOTICE OF ANNUAL GENERAL MEETING

Electrocomponents plc

radiospares RADIONICS ALLIED ELECTRONICS

Notice of the Annual General Meeting of the Company to be held at the Company's premises, International Management Centre, 8050 Oxford Business Park North, Oxford OX4 2HW , at 12 noon on Friday 18 July 2008, is set out on page 3 of this circular.

Whether or not you propose to attend the Annual General Meeting, please complete and submit a proxy form in accordance with the instructions printed on the enclosed form. The proxy form must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

Electrocomponents plc

RS

Radiospares

RADIONICS

www.electrocomponents.com

28 May 2008

To the holders of Ordinary Shares
Notice of Annual General Meeting 2008

Dear Shareholder,

I am pleased to be writing to you with details of our Annual General Meeting ("AGM") which we are holding at the Company's registered office, on Friday 18 July 2008 at 12.00 noon. The formal notice of Annual General Meeting is set out on page 3 of this document.

If you would like to vote on the resolutions but cannot come to the AGM, please fill in the proxy form sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 12 noon on 16 July 2008.

Annual Report and Accounts and Final dividend (Resolutions 1-3)
Shareholders are being asked to receive the Company's annual report and accounts, and approve the Remuneration Report (set out on pages 24 to 28 of the Annual Report) for the year ended 31 March 2008. You are also requested to approve a final dividend of 12.6p per ordinary share. If you approve the recommended final dividend, this will be paid on 25 July 2008 to all ordinary shareholders who were on the register of members on 27 June 2008.

Board changes (Resolutions 4-6)
Rupert Soames joined the Board in July 2007, and Paul Hollingworth joined us at the beginning of May this year. As their appointments have become effective since the last AGM, Paul and Rupert are this year standing for formal election to the Board. Tim Barker will be retiring by rotation and standing for re-election. The biographies of all three Directors are set out on pages 16 to 17 of the Annual Report.

Auditor's appointment and remuneration
Shareholders are being asked to re-appoint KPMG Audit Plc as Auditor and authorise the Directors to determine its remuneration for the current financial year. The level of remuneration for the year ended 31 March 2008 by way of audit fees, together with the amounts paid in respect of non-audit fees, are shown in note 3 on page 40 of the Annual Report.

Renewal of Share Option Scheme
The Savings Related Share Option Scheme put in place ten years ago will expire in July 2008, and we are asking shareholders to renew the Scheme, principally on the same terms as the current Scheme. Explanatory notes are set out on page 5 of this circular.

Authority for the Company to purchase its own shares
We are again requesting shareholders to renew our authority to make market purchases of our own shares. Details are set out in the Explanatory Notes on page 5 of this circular.

New Articles of Association
We are also asking shareholders to approve a new set of articles of association primarily to reflect the provisions of the Companies Act 2006. An explanation of the main changes between the proposed and the existing articles of association is set out in the Appendix on pages 6 to 8 of this circular.

Explanatory notes on the Special Business to be considered at this year's AGM appear on pages 5 to 6 of this circular.

The Directors consider that all the resolutions to be put to the meeting are in the best interests of the Company and its shareholders as a whole. Your Board will be voting in favour of them and unanimously recommends that you do so as well.

Yours sincerely,

Helmut Mamsch

Helmut Mamsch
Chairman

Electrocomponents plc,
International Management Centre, 8050 Oxford Business Park North, Oxford OX4 2HW United Kingdom.
Registered office as above. Registered in England No: 647788.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Electrocomponents plc will be held at the Company's premises, The International Management Centre, 8050 Oxford Business Park North, Oxford OX4 2HW on Friday 18 July 2008 at 12.00 noon.

The business of the meeting will be:

Ordinary Business

Report and Accounts

1 To receive the accounts and the reports of the Directors and the auditors for the year ended 31 March 2008.

Directors' Remuneration Report

2 To approve the Directors' Remuneration Report for the year ended 31 March 2008.

Declaration of Dividend

3 To declare a final dividend on the ordinary shares.

Retiring Directors and New Directors

4 To elect Paul Hollingworth as a Director.
5 To elect Rupert Soames as a Director.
6 To re-elect Tim Barker as a Director.

Auditors' appointment and remuneration

7 To reappoint KPMG Audit Plc as auditors of the Company from the conclusion of this meeting and to authorise the Directors to agree their remuneration.

Special Business

To consider and, if thought fit, pass the following resolutions of which resolution 8 will be proposed as an Ordinary Resolution and resolutions 9 and 10 will be proposed as Special Resolutions:

Share Option Plans

8 THAT:

(a) the Rules of the Electrocomponents plc Savings Related Share Option Scheme (the "Scheme") (the principal features of which are summarised on page 5 of this document and a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification) be approved; and

(b) the Directors be authorised to establish such further schemes for the benefit of employees overseas based on the Scheme subject to such modifications as may be necessary or desirable to take account of overseas securities laws, exchange control and tax legislation provided that any ordinary shares of the Company made available under the Scheme are treated as counting against any limits on individual participation, or overall participation in such further schemes.

Renewal of Directors' authority for the purchase by the Company of its own shares

9 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,535,000;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to the higher of (i) 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase or (ii) the higher of the price of the last independent trade and the highest current bid as stipulated by Article 5(1) of Commission Regulation (EC) 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buyback programmes and stabilisation of financial instruments (No 2273/2003);

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

Articles of Association

10. To adopt new Articles of Association in substitution for, and to the exclusion of the existing Articles of Association with effect from 0.01am on 1 October 2008, or any later date on which section 175 of the UK Companies Act 2006 comes into effect.

The Directors consider that the passing of each of the resolutions proposed at the Annual General Meeting is in the best interests of the Company and its shareholders as a whole and recommend all shareholders to vote in favour of all the resolutions, as the Directors intend to do in respect of their own beneficial holdings.

By Order of the Board
Ian Haslegrave, Company Secretary

28 May 2008

Registered Office: International Management Centre, 8050 Oxford Business Park, North, Oxford OX4 2HW Registered Number: 647788

Notes

(i) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend, speak and vote instead of him provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending or voting at the meeting if he/she subsequently wishes to do so.

(ii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered in the Register of Members of the Company as at 6.00 pm on 16 July 2008 will be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6.00 pm on 16 July 2008 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iii) A form of proxy is enclosed. To be effective a proxy form and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the offices of the Company's registrars, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6ZL by not later than 12.00 noon on Wednesday 16 July 2008.

(iv) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 16 July 2008 at 12.00 noon and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(v) If the Chairman, as a result of any proxy appointments, is given discretion as to how the votes the subject of those proxies are cast and the voting rights in respect of those discretionary proxies, when added to the interests in the Company's securities already held by the Chairman, result in the Chairman holding such number of voting rights that he has a notifiable obligation under the Disclosure and Transparency Rules, the Chairman will make the necessary notifications to the Company and the Financial Services Authority. As a result, any member holding 3% or more of the voting rights in the Company who grants the Chairman a discretionary proxy in respect of some or all of those voting rights and so would otherwise have a notification obligation under the Disclosure and Transparency Rules, need not make a separate notification to the Company and the Financial Services Authority.

(vi) If this notice is sent to you as a person nominated to receive copies of Company communications, the proxy rights described above do not apply to you. The rights described in these paragraphs only apply to shareholders. You may have a right under an agreement with the registered member to be appointed (or have someone else appointed) as a proxy for the AGM, and you are advised to contact them.

(vii) Shareholders should note that, on a request made by shareholders of the Company under section 527 of the Companies Act 2006, the Company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Annual General Meeting for the financial year beginning 1 January 2009; or (ii) any circumstance connected with an auditor of the Company appointed for the financial year 1 January 2009 ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 (requirements as to website availability) of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting for the relevant financial year includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

(viii) In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

(ix) As at 28 May 2008, the latest practicable date prior to the printing of this Notice, the Company's total capital consisted of 435,350,416 Ordinary Shares with a total of 435,350,416 voting rights.

(x) The Register of Directors' Interests and copies of all Contracts of Service of the Directors together with terms and conditions of appointment of the Non-Executive Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the Meeting from 30 minutes prior to its commencement until its conclusion.

(xi) Biographical details of the Directors who are proposed for re-election or election at the Annual General Meeting are set out on page 16 of the Annual Report and Accounts.

(xii) A copy of the rules of the Scheme will be available for inspection during business hours at the registered office of the Company from the date of this document up to and including the date of the AGM and at the place of the AGM from 15 minutes prior to its commencement until its conclusion.

(xiii) A copy of the New Articles of Association will be available for inspection during business hours each week at the registered office of the Company from the date of this document up to and including the date of the AGM and at the place of the AGM from 15 minutes prior to its commencement until its conclusion.

Explanatory Notes to the Special Business to be considered at the Annual General Meeting

Resolution 8: The Electrocomponents plc Savings Related Share Option Scheme 2008
This resolution seeks shareholders' authority to renew the Electrocomponents plc Savings Related Share Option Scheme (the "Scheme"), which is due to expire on 31 July 2008 and to restate its rules in updated format. The Scheme will continue to be approved by HMRC and the Company will continue to operate similar schemes for the benefit of overseas employees. The principal terms of the Scheme will remain materially the same, and are set out below.

1 Eligibility
All UK employees and full-time directors of the Company and any participating subsidiary may participate in the Scheme. However, the Directors may set a qualifying period of continuous employment (which cannot exceed five years) for eligibility. When the Scheme is operated, all eligible employees must be invited to participate. In addition, the Directors may offer participation to any other employees.

2 Savings contract
Under the Scheme, participants are granted an option over ordinary shares and must enter into a savings contract in connection with the option, to save between £5 and £250 per month by deduction from their salary. Ordinary shares can only be acquired with the amount saved (plus any interest or bonus).

3 Option price
The Directors set the option price which must not be less than 80% of the market value of an ordinary share on the business day before the date of invitation, or on the date specified in the invitation, or the average market value over the 3 preceding business days.

4 Exercise of options
Options can normally only be exercised for 6 months starting 3 or 5 years after the start of the savings contract. Options may, however, be exercised early to the extent of the savings made, in certain circumstances. These include, for example, an employee leaving because of ill-health, retirement, death or redundancy or where the company or business for which he works leaves the Group. On cessation of employment for other reasons, options will normally lapse.

5 Change of control, merger or other reorganisations
On a take-over, scheme of arrangement, merger or certain other corporate reorganisations, options can generally be exercised early to the extent of the savings made. Alternatively, participants may be allowed to exchange their options for options over shares in the acquiring company.

6 Scheme limits
Commitments to issue new shares may not, on any day, exceed 10% of the issued ordinary share capital of the Company in issue immediately before that day when added to the total number of ordinary shares which have been allocated in the previous 10 years under the Scheme and any other employee share plan operated by the Company. This limit does not include rights to shares which have lapsed or been surrendered. The limit includes any shares transferred out of treasury but only for as long as the Association of British Insurers requires treasury shares to be included.

7 Operation of the Scheme
The Scheme may only be operated within 42 days of any announcement of results to the London Stock Exchange or the lifting of any restrictions which prevented the granting of Options during that period. No new options may be granted under the Scheme after the tenth anniversary of shareholder approval, or earlier if the Directors so decide.

8 Amendments to the Scheme rules
The Directors may amend the Scheme as they consider appropriate subject generally to the prior approval of HM Revenue and Customs. In addition, shareholder approval will be required to amend certain provisions to the advantage of participants. These provisions relate to: eligibility; plan limits; option price; rights attaching to the options; adjustment of options on variation in the Company's share capital and the amendment powers.

The Directors can without shareholder approval:

8.1 make amendments to the Scheme to maintain HM Revenue and Customs approval;

8.2 make minor amendments to benefit the administration of the Scheme or which relate to any changes in legislation, or which will maintain favourable tax, exchange control or regulatory treatment for any participating company or any participant; and

8.3 adopt further plans, based on the Scheme, to take account of tax, exchange control or securities laws which apply to non-UK employees.

9 General
9.1 Any ordinary shares issued under the Scheme will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

9.2 Options may be adjusted following any variation in the share capital of the Company.

9.3 Options granted under the Scheme are not transferable.

9.4 Benefits under the Scheme are not pensionable.

Resolution 9: Renewal of Directors' authority for the purchase by the company of its own shares:
At the 2007 AGM, shareholders gave the Company renewed authority to make market purchases of up to approximately 10% at that time of the Company's issued ordinary share capital. As at the date of this report, the Company has made no such purchases under this authority. Nevertheless, the Directors believe it advisable to seek renewal of this authority at each AGM.

This resolution is proposed as a special resolution and will authorise market purchases of up to 43,535,000 ordinary shares (being approximately 10% of the issued share capital as at 28 May 2008). The Directors will only exercise this authority when satisfied it is in the best interests of shareholders and that any purchase will have a beneficial impact on earnings per share, having first considered other investment opportunities open to the Company. As at 28 May 2008, a maximum of 23,206,000 shares would be required to satisfy all outstanding options to subscribe for equity shares and conditional awards of shares. This represents 5.33% of the issued share capital. If this resolution is passed and the full authority to buy back shares were used, then shares required for such purposes would represent 5.92% of the issued share capital.

Listed companies are now permitted, subject to certain restrictions, to hold their own shares which they purchase in Treasury for resale or transfer at a later date, rather than being obliged to cancel them. If the Company were to purchase any of its own shares pursuant to the authority referred to above, it would consider holding them as treasury stock, provided that the number does not at any time exceed 10% of the Company's issued share capital. This would provide the Company with additional flexibility in the management of its capital base. As at 28 May 2008, the Company held no ordinary shares in Treasury.

Appendix

Resolution 10: adoption of new Articles of Association
It is proposed in Resolution 10 to adopt new Articles of Association (the "New Articles") in order to update the Company's current Articles of Association (the "Current Articles") primarily to take account of changes in English company law brought about by the Companies Act 2006.

The principal changes introduced in the New Articles are summarised in the Appendix. Other changes, which are of a minor, technical or clarifying nature (and also some more minor changes which merely reflect changes made by the Companies Act 2006) have not been noted in the Appendix. The New Articles showing all the changes to the Current Articles are available for inspection at the Company's Registered Office.

In the UK, the Companies Act 2006 is being introduced in phases and the proposed changes to the Current Articles reflect those provisions currently in force and those due to come in to effect prior to the next Annual General Meeting.

EXPLANATORY NOTES OF PRINCIPAL CHANGES TO THE COMPANY'S ARTICLES OF ASSOCIATION

Summary of the principal changes to the Articles of Association
The Companies Act 2006 is being implemented in phases with a number of provisions having been brought into force throughout 2007 and 2008, and with further provisions due to come into force on 1 October 2008 and 1 October 2009.

Although small amendments have been made to the Current Articles from time to time over the last few years, the Board considers that this is an appropriate time to review the Current Articles against best practice and to take account of the provisions of the Companies Act 2006 that have either already been brought into force or which will be brought into force on 1 October 2008 as well as other recent legislative and regulatory changes.

In order to make the Current Articles clearer and more accessible to shareholders, a new set of Articles (the "New Articles") will be adopted. Therefore the Current Articles have been re-ordered for clarity, with regulations which the Board no longer considers to be relevant to the Company having been removed and the remaining regulations modernised by removing outdated terminology and accommodating changes to definitions in the Companies Act 2006 and other legislation. Further amendments have been made to make the terminology used more consistent throughout the New Articles.

As some of the proposed amendments result from the implementation of provisions of the Companies Act 2006 which will not come into force until 1 October 2008, it is proposed that whilst the New Articles are being recommended for approval at the Annual General Meeting, they would not be adopted by the Company until 1 October 2008, until which date the Current Articles will continue to apply.

As a result of the further Companies Act 2006 provisions due to be implemented on 1 October 2009, it is expected that further changes to the New Articles be proposed at a later Annual General Meeting to incorporate such provisions. The New Articles have been drafted with the intention that minimal further amendment will be required to implement these.

The majority of the changes made to the New Articles are not material, so although the wording, numbering and order of the New Articles has changed, the meaning and effect of most provisions will not.

The principal changes proposed in the amended New Articles are summarised below. Other changes, which are of a minor, technical or clarifying nature, consequential changes as a result of re-numbering provisions of the New Articles and some minor changes which merely reflect changes made by the Companies Act 2006, have not been noted.

1 Articles which duplicate statutory provisions
Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main amended to bring them into line with the Companies Act 2006. Certain examples of such provisions include provisions as to the form of resolutions, the variation of class rights, provisions regarding the period of notice required to convene general meetings and proxies.

2 Form of resolution
The concept of extraordinary resolutions has not been retained under the Companies Act 2006 so all references to a requirement for an extraordinary resolution have been replaced by a requirement for a special resolution.

The Current Articles enable members to act by written resolution. Under the Companies Act 2006 public companies can no longer pass written resolutions. These provisions have therefore been removed in the New Articles.

3 Variation of class rights
The Current Articles contain provisions regarding the variation of class rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the Companies Act 2006. The relevant provisions have therefore been removed in the New Articles.

4 Convening extraordinary and annual general meetings
The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being amended to conform to new provisions in the Companies Act 2006. In particular an extraordinary general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

The New Articles also provide that the Company holds its Annual General Meeting within 6 months of the end of the accounting period of the Company, as required by the Companies Act 2006.

5 Votes of members
Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. Multiple corporate representatives may be appointed (but if they purport to exercise their rights in different ways, then the power is treated as not being exercised). The New Articles reflect all of these new provisions.

6 Age of directors on appointment
The Current Articles contain a provision limiting the age at which a director can be appointed. Such provision could now fall foul of the Employment Equality (Age) Regulations 2006 and so has been removed from the New Articles.

7 Retirement at Annual General Meeting
The New Articles have been amended to bring the provisions of retirement of directors in line with the new Combined Code (para A7.1). The New Articles state that each director must retire every three years.

8 Conflicts of interest
The Companies Act 2006 sets out directors' general duties which largely codify the existing law but with some changes. Under the Companies Act, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The New Articles give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors. It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers to authorise conflicts are operated effectively.

9 Notice of board meetings
Under the Current Articles, when a director is abroad he can request that notice of directors' meetings are sent to him at a specified address he does not do so he is not entitled to receive notice while he is away. This provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a director who is abroad. It has been replaced with a more general provision that a director is treated as having waived his entitlement to notice, unless he supplies the Company with the information necessary to ensure that he receives notice of a meeting before it takes place.

10 Electronic and web communications
Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with members by electronic and/or website communications. The New Articles continue to allow communications to members in electronic form and, in addition, they also permit the Company to take advantage of the new provisions relating to website communications. Before the Company can communicate with a member by means of website communication, the relevant member must

be asked individually by the Company to agree that the Company may send or supply documents or information to him by means of a website, and the Company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The Company will notify the member (either in writing, or by other permitted means) when a relevant document or information is placed on the website and a member can always request a hard copy version of the document or information.

11 Directors' indemnities and loans to fund expenditure
The Companies Act 2006 has in some areas widened the scope of the powers of a company to indemnify directors and to fund expenditure incurred in connection with certain actions against directors. In particular, a company that is a trustee of an occupational pension scheme can now indemnify a director against liability incurred in connection with the company's activities as trustee of the scheme. In addition, the existing exemption allowing a company to provide money for the purpose of funding a director's defence in court proceedings now expressly covers regulatory proceedings and applies to associated companies.

12 General
Generally the opportunity has been taken to bring clearer language into the New Articles and in some areas to conform the language of the New Articles.

Electrocomponents plc
(incorporated and registered in England under number 647788)

International Management Centre
8050 Oxford Business Park North
Oxford
OX4 2HW

Electrocomponents plc Annual Report and Accounts 2008

The leading high service distributor to engineers worldwide


RECEIVED
2008 JUL -9 A 9:

Electrocomponents plc

We are the leading high service distributor to engineers worldwide

Our markets
Our business
Our strategy
Our people
Our performance



We know our markets...

- We operate in 27 countries and a further 38 countries via distributors;
- We cover 90% of the World's GDP;
- We serve 1.6m customers around the World.

We know our customers...

We distribute over 450,000 electronic, electromechanical, and industrial components from around 2,500 suppliers under the trading brands of RS Components, Radiospares, Radionics and Allied Electronics.


Distributor companies
Operating companies

£925m
Revenue
61% from outside the UK

33%
e-Commerce share
at the year end

Market position

Region	FY08 Sales £m	% Group Sales	Market Position
Asia Pacific	87	9%	No. 1
Continental Europe	316	34%	No. 1
N. America	164	18%	No. 3
International	567	61%	No. 1
UK	358	39%	No. 1
Group	925	100%	No. 1

Our markets
Our business
Our strategy
Our people
Our performance




PS.1B

Service is our business.
A high-performance business, we dispatch over 40,000 parcels daily with 98% fulfilment and consistently high customer satisfaction ratings, giving us the leading position in the markets we serve.


THE CATALOGUE
RS

We help research and development engineers...

> Access the very latest products from over 150 leading manufacturers
Smaller, faster and more environmentally sound devices are driving innovation. In collaboration with the top 150 electronics manufacturers, we provide the newest components into the design and development cycle so our customers can bring their designs to market even faster.

> Prepare for small batch production with 40,000 perfectly packed electronic products
Catering to prototyping needs, we have introduced our new industry-standard packaging options for customers offering 40,000 of our electronic products in bespoke quantities pre-packed in tubes, reels and trays.

> Bring designs to market faster with technology solutions
Our tried and tested solutions bring together components that work well together for key applications, such as solid state lighting, thermal management, and embedded control.

We ensure products are available for maintenance engineers...

> Meeting their like for like replacement needs from a single source
By working with major manufacturer brands we provide customers with a comprehensive range of products. To complement different ranges, we also offer a high performing range of quality assured RS own brand products.

> At competitive prices across a wide range of products
Carrying a range of products at different price levels and technical specifications ensures that our customers have the right selection to meet their needs. For customers with larger or more regular orders, we negotiate specific customer discounts.

We deliver a superior customer experience...

> Helping customers find products easily and quickly on the web
Entering a product description, stock number, or manufacturer part number into a single search box quickly guides customers to the right product for purchase which are dispatched the same day.

> Making it easy to choose the right product from tens of thousands
On our website and in our catalogue, we provide complete technical data. For further technical details, we have consolidated 100,000 downloadable data sheets from different manufacturers on our website. When customers have further application questions, our trained, local language speaking engineering technical teams can provide customer specific support by telephone.

> Providing up to date product information on the web
With the real-time inventory level visibility and up-to-date prices, our website is becoming the channel of choice for our customers.

Our markets
Our business
Our strategy
Our people
Our performance

1

We are focused on fast growing international markets

Having been the first to globalise our operations, we are the number one high-service distributor internationally. With a stable and profitable UK business, we will continue to strengthen our positions in Continental Europe, North America and Asia Pacific.

In Asia Pacific we will invest further in sales and marketing across the region with a particular focus on China. In Continental Europe we will intensify our marketing and sales activity around our customer groups. In North America we will continue to exploit our local network of 55 sales branches to drive further growth.

Our strategy is focused on understanding our customers:

- Research and development (R&D) engineers and;
- Maintenance engineers.

International sales by region
(constant exchange) £m



700
600
500
400
300
200
100
2004
2005
2006
2007
2008

Compound annual growth rate

■ Continental Europe 6% ▣ Asia Pacific 14%
□ North America 17%

2

We are accelerating our R&D and maintenance offer development

We are accelerating the expansion of our product range for R&D engineers, as well as deepening our relationship with select, world-class electronic suppliers. Our recent introduction of new industry-standard packaging for 40,000 products expands our customer base to a further market, to customers involved in prototyping and small batch production.

To develop our offer to maintenance engineers we are focused on enhancing and more effectively promoting our ranges in high growth areas such as Process Control and Automation (PCA). We are increasing our range of own brand products and expanding global sourcing.



3

We are exploiting the full potential of our e-Commerce channel

Our 70 transactional websites in 17 languages are seamlessly linked to our ordering systems. This means that customers can check real-time stock levels, check the latest price reductions and access their account information anytime.

Our e-procurement tools, 13 month order history and quick order list also make it straight-forward for customers to complete repeat orders. With services, like parcel tracking, introduced online and improved content and links with key suppliers we are making full use of web capabilities.

Continuously adding the latest products online we provide convenient access for our customers. With over 150,000 additional products from our global range on our website, it is the primary source to view our full product range.

e-Commerce share growth % of sales


35%
30%
25%
20%
15%
10%
5%
2002
2003
2004
2005
2006
2007
2008

4

We are leveraging our global infrastructure and increasing operating margins

We have a strong platform for future growth with world-class infrastructure and systems – including centralised purchasing, global inventory and supply-chain management.

Investment in a common EBS system across Europe and Asia Pacific helps us to manage our costs and inventory and develop more sophisticated, targeted pricing.

Our state-of-the-art warehouse facilities located in each region ensure consistent delivery of products on-time as promised to our customers.

International growth is driving economies of scale, reducing costs as a percentage of sales. There is significant scope for the Group to achieve further economies of scale as the Business grows across its International markets.

International Cost (inc. Processes) % of sales


45%
44%
43%
42%
41%
40%
39%
2004
2005
2006
2007
2008

Our markets
Our business
Our strategy
Our people
Our performance

Our people are central to the success of our business:

- We continuously strive to deliver excellence
- We take pride in what we do
- We are helpful and trustworthy

Aligning behind the strategy
Real-life stories from around the world brought the strategy to life at the annual conference attended by the Group's most senior managers. This 'storytelling' framework was then used to engage our people throughout the business.

Global employee communications
To keep our people informed, we produce a regular newsletter which is translated into the 7 main languages of the Group and delivered to every single employee.



Employee feedback
The overall response rate to our global employee survey was very high at 80%. Feedback indicates that our employees feel a huge degree of pride and loyalty to the business.

Leadership development
Throughout the year, our senior executive team review the strength and depth of the Group's leadership and management team. By developing our people and moving the right skills to the right place, we ensure we have the ongoing capability to deliver our strategy.

5,700

Employees worldwide in 27 countries

Our people around the world:

Continental Europe	1,300
North America	800
Asia Pacific	1,000
UK	1,800
Worldwide Processes	800









87%

of our employees believe that exceeding customer expectations is important to them and their teams

Our markets
Our business
Our strategy
Our people
Our performance

Revenue up 5%

£924.8m

Headline profit before tax up 12%

£96.4m

Headline earnings per share up 13%

14.8p

Free cash flow up 66%

£75.0m

Dividend per share maintained

18.4p

Headline return on capital employed up 3% points

24.0%

Contents

Definitions of terms:

In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): in order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.

Headline profit: a charge of £1.0m (2007: profit of £0.8m) was incurred in the year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales, EBITDA and ROCE use headline profit figures.

REG-Electrocomponents Holding(s) in Company

Released: 27/06/2008
com:20080627:Rnsa7275X

RNS Number : 7275X

Electrocomponents PLC

27 June 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of
Electrocomponents PLC
existing shares to which voting rights are attached:
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
â
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): Transitional Provisions
3. Full name of person(s) subject to the notification
OppenheimerFunds, Inc (OFI) and Baring Asset Management Limited (Baring)
obligation:
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different): June 25, 2008
6. Date on which issuer notified: June 26, 2008
7. Threshold(s) that is/are crossed or reached: 4% (OFI: 4.0056% and Baring .0166%)
8. Notified details:
ElectrocomponentsPLC, International Management Ctr, 5000 Oxford Business Park So, Oxfordshire, OX4 2BH, United Kingdom,
www.electrocomponents.com , Tel#44-1865-204-000, Fax# 44-1865-207-400

A: Voting rights attached to shares
Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
if possible using the ISIN CODE
Number of Shares Number of Voting Rights viii Number of shares Number of voting rights
% of voting rights

Direct Direct Indirect Direct Indirect
GB0003096442 OFI:15,291,929 OFI:
15,291,929 OFI: 17,438,401 OFI: 17,438,401
OFI:4.0056%
Baring: 1,726,284 Baring:
1,726,284 Baring: 72,400 Baring: 72,400
Baring: .0166%
Total:17,018,213 Total:
17,018,213 Total: 17,510,801 Total: 17,510,801
Total: 4.0222%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument Expiration date Exercise/ Conversion
Period/ Date Number of voting rights that may be acquired if the % of
voting rights

instrument is exercised/ converted.

Total (A+B)

Number of voting rights	% of voting rights
17,510,801	4.0222%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
As of 6/25/08, OFI owns 17,438,401 shares of Electrocomponents PLC equal to 4.0056% of the shares outstanding (435,350,416) and Baring owns 72,400 shares equal to .0166% of the shares outstanding.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name: Ian Haslegrave - Company Secretary
15. Contact telephone number: 01865 207491
16. Date: 27 June 2008

Annex Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities) OppenheimerFunds, Inc.

Baring Asset Management Limited

Contact address (registered office for legal entities) OppenheimerFunds, Inc.: 2 World Financial Center, 225 Liberty StreetNew York, NY10080

Baring Asset Management Limited, 155 Bishopsgate, London, EnglandEC2M 3XY

Phone number OppenheimerFunds, Inc: 212.323.0200

Baring: Kerrie Barnett 020 7214 1404

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable

Full name Rosemary Baker, Director

Contact address

Massachusetts Mutual Life Insurance Co.

1295 State Street

Springfield,MA01111-0001

USA

Phone number 413-744-8258

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

Massachusetts Mutual Life Insurance Company is OppenheimerFunds' Parent company.

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLPUUWGQUPRGGM

REG-Electrocomponents Holding(s) in Company

Released: 26/06/2008
com:20080626:RnsZ5917X

RNS Number : 5917X

Electrocomponents PLC

26 June 2008

TR-1:notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Electrocomponents PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
Î§
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.): See attached schedule
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 24 June 2008
6. Date on which issuer notified: 25 June 2008
7. Threshold(s) that is/are crossed or reached: See item 13
8. Notified details:

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB0003096442	41,373,769	41,373,769			42,123,769		42,123,769
							9.67%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Datexiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
42,123,769	9.67%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Prudential plc (parent Company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)
The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	As per 5.1.2, the non-exempt holdings for Prudential plc have crossed 7% triggering this notification.
14. Contact name:	Ian Haslegrave Company Secretary 01865 204000
15. Date:	26 June 2008

END

HOLPUUGWQUPRUBQ

END